As filed with the Securities and Exchange Commission on June 22, 2004
Registration No. 333-114386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Amendment No. 6
to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Color Kinetics Incorporated

(Exact name of registrant as specified in its charter)

Delaware	3646	04-339-1805
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Milk Street, Suite 1100

Boston, Massachusetts 02108
(617) 423-9999
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George G. Mueller

Chief Executive Officer
COLOR KINETICS INCORPORATED
10 Milk Street, Suite 1100
Boston, Massachusetts 02108
(617) 423-9999
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John D. Patterson, Jr., Esq. Robert W. Sweet, Jr., Esq. Foley Hoag LLP 155 Seaport Boulevard Boston, Massachusetts 02210 Telephone: (617) 832-1000 Telecopy: (617) 832-7000	John R. Utzschneider, Esq. Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110 Telephone: (617) 951-8000 Telecopy: (617) 951-8736

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated June 22, 2004
The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

4,000,000 Shares

Common Stock
$                             per share

This is an initial public offering of common stock of Color Kinetics Incorporated. We expect that the price to the public in the offering will be $10.00 per share. The market price of the shares after the offering may be higher or lower than the offering price.

We have applied to list the common stock on the Nasdaq National Market under the symbol “CLRK.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Price to the public	$	$
Underwriting discount
Proceeds to Color Kinetics (before expenses)

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 600,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets	Needham & Company, Inc.

Friedman Billings Ramsey

ThinkEquity Partners LLC

The date of this prospectus is                     , 2004

Color Kinetics Intelligent Solid-State Lighting Systems Solutions Lighting Systems We offer intelligent solid-state lighting systems, including solid-state lighting devices, digital controllers and software, marketed under the Color Kinetics brand for use in high performance lighting projects. Lighting Devices Control Technologies We offer sophisticated control, easy-to-use interfaces and simplified integration that are at the heart of our Digital intelligent solid-state lighting systems. Controllers & Software OEM and Licensing We offer a standard line of intelligent solid-state lighting modules that can readily be incorporated by other manufacturers in products sold under their own brands. We also license our technology on a royalty-bearing basis. OEM Modules

We use the following marks, among others, in connection with the sale or license of our products and technology: Chromacore, Chromasic, Color Kinetics, the Color Kinetics logo, ColorBlast, ColorBlaze, ColorBurst, ColorCast, ColorPlay, iColor, iColor Cove, iPlayer, Optibin, Sauce, the Sauce by Color Kinetics logo, and Smartjuice. We have registered or applied for registration of these marks in the United States and, in certain cases, other countries around the world. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

i

(this page intentionally left blank)

Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. The terms “we,” “our,” “us” and “Color Kinetics” mean Color Kinetics Incorporated and its consolidated subsidiaries. Unless otherwise stated, all information contained in this prospectus assumes the conversion to common stock of all our outstanding preferred stock, the effectiveness of a one-for-two reverse stock split with respect to our common stock, and no exercise of the over-allotment option granted to the underwriters.

Our Business

Color Kinetics is a pioneer in the design, marketing and licensing of intelligent solid-state lighting systems. Our systems use solid-state devices known as light emitting diodes, or LEDs, as the light source. Solid-state devices, such as transistors and diodes, rely on electrical interaction between adjacent layers of solid semiconductor materials, rather than mechanical operation, to perform a desired function. LEDs are solid-state devices that emit light when voltage is applied to them. The performance, efficiency and cost of LEDs have been improving rapidly, enabling them to displace traditional light sources such as incandescent bulbs in many applications. Our systems combine the increasing advantages of LEDs as a light source with our patented digital control technology, to create a new category of lighting technology, which we refer to as “intelligent solid-state lighting systems.”

Since our founding in 1997, we have invested substantially in research and development in a number of disciplines related to solid-state lighting. As a result of this process of continuous innovation, we have developed a range of products, services and technologies and have a patent portfolio with 28 issued patents and over 115 patent applications pending. We also have an extensive pipeline of new technologies under development. Our patents and patent applications apply to many aspects of solid-state lighting technology that we consider fundamental to our business, ranging from methods for digital control of lighting to production techniques, and also relate to the application of those innovations in many specific markets.

We operate in two principal lines of business:

•	Lighting systems: we offer intelligent solid-state lighting systems under the Color Kinetics brand for installation in lighting projects where their use has been specified. In a typical lighting system sale, our sales force works with a lighting designer, architect or other specifier to have our system “designed in” to a particular lighting project. When construction on the project reaches the appropriate stage, our product is shipped, typically to an electrical or lighting equipment distributor, which purchases the system from us and, in turn, sells it to the project owner or its electrical contractor for installation by them.

•	OEM and licensing: we offer a standard line of intelligent solid-state lighting modules that can readily be incorporated by manufacturers in products sold under their own brands. We also license our technology on a royalty-bearing basis.

To date, we have targeted our sales and marketing primarily in high performance lighting markets, such as architectural, retail and entertainment lighting. In these markets, the ability of our systems to provide dynamic, color-changing lighting effects under digital control provides unique advantages. Our intelligent solid-state lighting systems have been used to light the exteriors of signature office buildings, to add visual impact to the interiors of retail stores and residences, to provide entertaining lighting effects that help attract patrons to hospitality venues and to supply versatile, high performance lighting for television and stage sets. Our systems have been installed in thousands of user sites around the world.

As the performance and cost-effectiveness of LEDs, particularly white light LEDs, continue to improve, we believe that solid-state lighting will increasingly displace traditional lighting technology in broader applications beyond the high performance lighting markets we currently serve, providing us with new opportunities to exploit our technology.

Solid-State Lighting Market Opportunity

Since the invention of the transistor in the mid-twentieth century, solid-state semiconductor devices have revolutionized many industries such as radio, television, telecommunications and computing. As digital technology has replaced mechanical controls, vacuum tubes and analog signal processing, existing devices have been made cheaper and more useful. We believe that the lighting industry, which has not substantially changed its basic technology since electric light bulbs replaced gas lamps more than a century ago, is embarking upon a similar digital solid-state revolution.

We believe that solid-state lighting, in which semiconductors replace incandescent or fluorescent lamps as the light source, is a disruptive technology that is transforming the lighting industry. The resulting wave of product innovation is displacing traditional lighting technologies in existing applications and creating entirely new market segments and applications.

The adoption of solid-state lighting is being driven by its significant advantages in comparison with traditional lighting technology. These advantages include greater efficiency and lower power consumption, greater reliability and longer life, better color characteristics and capability of digital control.

Attributes of solid-state lighting that have made it attractive to customers in the high performance color lighting markets that we currently serve are also potentially valuable in general lighting applications. In general lighting applications, white light is used for utility, i.e., for illumination of areas and tasks rather than for visual impact. Further improvements in the initial cost and performance of white light LEDs will be necessary before solid-state lighting can be widely adopted as a source of white light for general illumination purposes.

We believe that competition among LED manufacturers will overcome many of these technical obstacles, and that just as solid-state lighting has rapidly penetrated other markets, advancing white light LED technology and customer demand for new uses of light will create opportunities for application of our intelligent solid-state lighting technology in segments of the general lighting market.

Strategies Unlimited, a market research firm, forecasts that the market for high brightness LEDs in illumination applications will increase at a compound annual growth rate of approximately 44% from 2002 to 2007.

According to a 2003 report by The Freedonia Group, Inc., a market research firm, the worldwide market for electric lamps and lighting fixtures was approximately $79 billion in 2001. We cannot predict the rate of adoption of solid-state lighting technology in applications requiring white light for general illumination, and it is unlikely that in the near term products designed for the general lighting market will account for a substantial portion of our revenues. However, we believe that, with our proprietary technology, industry expertise and proven products and track record, we are well positioned to take advantage of emerging opportunities to penetrate segments of this large general lighting market with our intelligent solid-state lighting technology.

Our Solution

We believe that we offer our customers a number of key benefits:

•	Breadth of Our Intelligent Solid-State Lighting Solutions. The patented digital control technology embedded in our products enables them to display millions of colors in dynamic, changing effects. We know of no other vendor that offers a line of solid-state lighting products and services as broad as ours. Similarly, we believe no other vendor can match our ability to deliver, from a single source, lighting systems that integrate all the components necessary to design, install and operate sophisticated solid-state lighting for a wide range of applications.

•	Reliability and Ease of Use. Our intelligent solid-state lighting systems are designed to be easy for customers to specify, install and use. Our systems have been installed in thousands of user sites around the world. Due to their mature design, our rigorous quality control processes, and our experience from thousands of installations, our systems are reliable and field proven.

•	Ability to Rapidly Commercialize New Technologies. We rapidly bring to market innovative products that meet the specific needs of our customers. During 2003, we introduced more than 15 new products and major product enhancements, and expect to announce more than 30 new products and major product enhancements in 2004.

•	Depth of Technical and Industry Expertise. We have developed extensive know-how in electrical, optical, mechanical and thermal engineering and deep knowledge of the specialized requirements of customers in specific vertical markets, such as the entertainment, theatrical lighting and hospitality industries. Our relationships with prominent lighting designers, lighting equipment manufacturers and other industry participants give us insight into industry trends and assist us in developing and bringing to market products that respond to the evolving needs of the marketplace.

We purchase LEDs and other critical components that are used in our systems from major semiconductor manufacturers, and we outsource the manufacture of our products to contract manufacturers, primarily in Asia. We also have substantial expertise and intellectual property relating to supply chain management and the manufacture of our products, including proprietary processes that we license to our suppliers.

Our Strategy

We seek to be the leading provider of intelligent solid-state lighting systems. Key elements of our strategy include:

•	Extend Technology Leadership and Intellectual Property Position. We will seek to use superior digital control technology and our intellectual property portfolio both to extend our competitive advantage in the markets we presently serve and to enter new markets. Our objective is to have our digital control technology become the de facto standard for solid-state lighting. We will continue to innovate by developing new advanced digital control techniques, capitalizing on the capabilities of new generations of LEDs and refining our product engineering and manufacturing capabilities.

•	Leverage Core Technologies to Expand Product Offering. We intend to continue to expand our product line by adding new categories of lighting devices, enhanced digital control and authoring capabilities and new value-added services, with the goal of providing our customers with the most complete solution to their solid-state lighting requirements, whether simple or complex.

•	Expand OEM and Licensing Businesses. We seek to develop additional OEM and licensing relationships with leading companies inside and outside the lighting industry, to expand our market reach into segments beyond those we directly target, increase our total revenues and improve our profit margins. Another key component of our OEM and licensing strategy is to strengthen awareness of our brands. For example, our agreements with OEM customers and licensees generally require that OEM products containing our solid-state lighting modules be labeled with our Chromacore mark, and that products using technology licensed from us be identified as licensed by Color Kinetics.

•	Broaden Our Sales and Distribution Channels. We intend to broaden our distribution channels and to increase the scale and geographic coverage of our direct sales organization, particularly in international markets.

•	Enter the White Light Market. To date, we have concentrated on the high performance color-changing lighting market. However, we believe that many of our patents and patent applications are applicable to the white light market. We believe our proprietary technology will enable us to move beyond high performance color lighting to more widespread application in the broader lighting market in which white light is used for purposes of illumination. We plan to introduce during the second half of 2004 at least four new intelligent solid-state lighting products for white light applications, including dimmable accent lights, linear high output lights using our new digital power processing technology, wall washers, and linear strip lights. Of these, two products (the high output linear light and the dimmable accent light) have already been demonstrated at lighting industry trade shows in Las Vegas and Frankfurt.

Our Intellectual Property Strategy

We have a market-driven intellectual property strategy, intended to establish a strong patent position in each of three areas: the color architectural lighting market; other high performance markets for color lighting applications; and the general white light market. We also have a technology-driven intellectual property strategy, focused on obtaining patents that cover our innovations at all levels, ranging from core technology and products to high-level control systems, complete lighting systems, applications and methods of use.

Since our inception, we have sought to build a patent portfolio that would protect our core business and provide high-value licensing potential. In our licensing efforts we seek to negotiate royalty rates that reflect the value of our technology and know-how and our patent position.

We believe that our patents in color LED lighting systems and the applicability of many of those innovations in the white light market provide us with an opportunity to take a leadership position in intellectual property for the white light market.

Other Information

We were incorporated in Delaware in 1997. Our principal executive offices are located at 10 Milk Street, Suite 1100, Boston, Massachusetts 02108, and our telephone number is (617) 423-9999. Our website is located at www.colorkinetics.com. Information on our website should not be considered part of this prospectus.

The Offering

Common stock offered by Color Kinetics	4,000,000 shares

Common stock to be outstanding after this offering	17,880,306

Use of proceeds	To fund working capital and other general corporate purposes, including possible acquisitions. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	CLRK

The number of shares of common stock to be outstanding after this offering is based on 13,880,306 shares outstanding as of June 10, 2004. This number includes shares that we will issue upon the automatic conversion to common stock of our outstanding preferred stock upon completion of this offering, and also reflects a one-for-two reverse stock split with respect to our common stock, which took effect on May 28, 2004. It excludes, as of June 10, 2004:

•	1,924,089 shares issuable upon exercise of options outstanding, which have a weighted average exercise price of $4.67 per share;

•	up to 2,178,601 additional shares reserved for future issuance under our stock-based compensation plans; and

•	559,338 shares issuable upon exercise of warrants outstanding, which have a weighted average exercise price of $2.54 per share.

Summary Consolidated Financial Information

The following tables summarize the financial data of our business. You should read this information along with our discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. In computing the pro forma per share information included in the statement of operations data, all shares of preferred stock outstanding at the end of each period presented have been treated as if they had been converted to common stock at the beginning of the period. See Note 2 to our consolidated financial statements.

The pro forma column in the balance sheet data reflects the automatic conversion to common stock of all outstanding shares of our outstanding preferred stock upon completion of this offering. The pro forma as adjusted column in the balance sheet data also reflects our receipt of estimated net proceeds from our sale of the 4,000,000 shares of common stock we are offering at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses that we will pay.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$16,566	$20,166	$28,849	$6,080	$8,217
Gross profit	4,996	7,494	14,073	2,879	4,169
Net income (loss)	(14,682)	(7,464)	(727)	(868)	330
Earnings (loss) per share:
Basic	$(5.49)	$(2.71)	$(0.26)	$(0.31)	$0.12
Diluted	$(5.49)	$(2.71)	$(0.26)	$(0.31)	$0.06
Weighted average shares outstanding:
Basic	2,675	2,757	2,790	2,782	2,804
Diluted	2,675	2,757	2,790	2,782	5,191
Pro forma earnings (loss) per share:
Basic			$(0.06)		$0.02
Diluted			$(0.06)		$0.02
Pro forma weighted average shares outstanding:
Basic			12,117		13,271
Diluted			12,117		14,092

	As of March 31, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Balance Sheet Data:
Cash and equivalents	$18,310	$18,310	$53,785
Working capital	23,845	23,845	59,320
Total assets	31,452	31,452	66,927
Long-term debt	—	—	—
Redeemable convertible preferred stock	61,082	—	—
Stockholders’ equity (deficiency)	(35,591)	25,491	60,966

Unless otherwise stated, all information contained in this prospectus:

•	gives effect to the automatic conversion into common stock of our outstanding preferred stock upon completion of this offering;

•	gives effect to amendments to our certificate of incorporation and by-laws that will become effective upon completion of this offering;

•	assumes no exercise of the over-allotment option granted to the underwriters; and

•	reflects a one-for-two reverse stock split with respect to our common stock, which took effect on May 28, 2004.

Risk Factors

You should carefully consider the following factors, together with all of the other information in this prospectus before deciding to invest in the shares.

Risks Relating to Our Business

Because we have a history of losses and a significant accumulated deficit, it is difficult to evaluate the likelihood that we will achieve or maintain profitability in the future.

We have never achieved profitability on an annual basis, and our limited operating history makes an evaluation of our future prospects difficult. Since inception, we have incurred significant net losses. We incurred net losses of $14.7 million in 2001, $7.5 million in 2002 and $727,000 in 2003. As of March 31, 2004, we had an accumulated deficit of $36.0 million. We expect our research and development, sales and marketing, and general and administrative expenses to increase. Unless our revenues increase, we will incur additional operating losses. If we do not achieve sufficient growth in our revenues or achieve and sustain profitability in the future, we may be unable to continue our operations.

If solid-state lighting in general, and our intelligent solid-state lighting systems in particular, do not achieve greater market acceptance, prospects for our growth and profitability may be limited.

Our future success depends on increased market acceptance of solid-state lighting generally, and of our intelligent solid-state lighting systems in particular. Potential customers for the high performance color lighting systems that we currently offer may be reluctant to adopt solid-state lighting as an alternative to traditional lighting technology because of its higher initial cost and relatively low light output in comparison with the most powerful traditional lighting devices, or because of perceived risks relating to its novelty, complexity, reliability and quality, usefulness and cost-effectiveness when compared to other lighting sources available in the market. These factors, along with others discussed below, could also adversely affect demand for the new intelligent white light products that we intend to introduce beginning in the second half of 2004. If acceptance of solid-state lighting in general, and of our intelligent solid-state lighting systems in particular, does not continue to grow within the high performance lighting markets that we serve directly, and in the markets that we serve indirectly through our OEM and licensing customers, then opportunities to increase our revenues and operate profitably may be limited.

If advances in LED technology do not continue, we may be unable to increase our penetration of our existing markets or expand into new markets.

We do not design or manufacture LEDs. Our ability to continue penetrating our existing markets and to expand into new markets depends on continued advancements in the design and manufacture by others of LEDs. In the high performance color lighting markets that we currently serve, we rely on continued improvements in the brightness, efficiency and initial cost of color LEDs, particularly high brightness red, green and blue LEDs. In the white light market that we seek to enter with the planned introduction of our first white light products in 2004, we depend on improvements in the above factors and also in the color characteristics and source life of high brightness white LEDs. The continued development of LED technologies depends on other companies’ research and is out of our control. If advancements in LED technologies occur at a slower pace than we anticipate, or fail to occur at all, we may be unable to penetrate additional markets, our revenues will be significantly reduced, and our future prospects for success may be harmed.

If we are unable to respond effectively as new lighting technologies and market trends emerge, our competitive position and our ability to generate revenues and profits may be harmed.

The emergence of solid-state lighting is transforming the lighting industry. To be successful, we will need to keep pace with rapid changes in lighting technology, changing customer requirements, new product introductions by competitors and evolving industry standards, any of which could render our existing products obsolete if we fail to respond in a timely manner. Development of new products incorporating advanced technology is a complex process subject to numerous uncertainties. We have in the past experienced, and could in the future experience, delays in introduction of new products. If new solid-state lighting devices are introduced that can be controlled by methods not covered by our proprietary technology, or if effective new sources of light other than solid-state devices are discovered, our current products and technology could become less competitive or obsolete. If others develop innovative proprietary lighting technology that is superior to ours, or if we fail to accurately anticipate technology and market trends and respond on a timely basis with our own innovations, our competitive position may be harmed and we may not achieve sufficient growth in our revenues to attain, or sustain, profitability.

We may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to patent and other intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in many technology-related industries, including our own. Since many patent applications are retained in secrecy by the U.S. Patent Office until and unless a patent issues, it is not possible for us to know whether U.S. patent applications are pending that would be infringed by the use of our technology or a part thereof, thus substantially interfering with the future conduct of our business. In addition, there may be issued patents in the U.S. or other countries that are pertinent to our business of which we are not aware. We have from time to time been notified of claims that we may be infringing patents or intellectual property rights owned by third parties. A company that we sued for patent infringement in 2002, against which we still have litigation pending, recently acquired a patent from a third party and sued us for infringement of that patent, seeking damages of approximately $10.5 million. An adverse judgment in that litigation could harm our financial condition and potentially require the diversion of a portion of the proceeds of this offering from other, more productive, uses. We could be sued by other parties for patent infringement in the future. Such lawsuits could subject us to liability for damages and invalidate our proprietary rights. In addition, intellectual property lawsuits may be brought by third parties against OEM and licensing customers that incorporate our intelligent solid-state lighting technology in their products.

In addition to being subject to claims by third parties that we infringe their proprietary rights, we have in the past asserted, and may in the future assert, our intellectual property rights by instituting legal proceedings against others. We are currently the plaintiff in two patent infringement lawsuits. We cannot assure you that we will be successful in enforcing our patents in those or any other lawsuits we may commence. Defendants in any litigation we commence to enforce our patents may attempt to establish that our patents are invalid or are unenforceable, as the defendant in one of the patent infringement lawsuits in which we currently are the plaintiff is seeking to do. Thus, any patent litigation we commence could lead to a determination that one or more of our patents are invalid or unenforceable. If a third party succeeds in invalidating one or more of our patents, that party and others could compete more effectively against us. Our ability to derive OEM and licensing revenues from products or technologies covered by the invalidated patent could also be adversely affected.

Whether we are defending the assertion of intellectual property rights against us or asserting our own intellectual property rights against others, such litigation can be complex, costly, protracted and highly disruptive to our business operations by diverting the attention and energies of our management and key technical personnel. As a result, the pendency or adverse outcome of any intellectual property litigation to which we are subject could disrupt our business operations, require the incurrence of substantial costs and subject us to significant liabilities, each of which could severely harm our business.

Plaintiffs in intellectual property cases often seek injunctive relief. Any intellectual property litigation commenced against us could force us to take actions that could be harmful to our business, including the following:

•	stop selling intelligent solid-state lighting systems or using technology that contains the allegedly infringing intellectual property;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign products that embody the allegedly infringing intellectual property.

If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our intelligent solid-state lighting systems, which could seriously harm our business. We may not be able to develop, license or acquire non-infringing technology under reasonable terms, if at all. These developments would result in an inability to compete for customers and would adversely affect our ability to increase our revenues. The measure of damages in intellectual property litigation can be complex, and is often subjective or uncertain. If we were to be found liable for infringement of proprietary rights of a third party, the amount of damages we might have to pay could be substantial and is difficult to predict.

As is commonplace in technology companies, we employ individuals who were previously employed at other technology companies. To the extent our employees are involved in research areas which are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees or we have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims.

If we are unable to obtain and maintain patent protection for our technology and otherwise protect our intellectual property, the value of our technology and products will be adversely affected.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent they are covered by valid and enforceable patents or are effectively maintained as trade secrets. To date, we have 28 issued patents expiring on various dates beginning in 2016. In addition, we own approximately 115 pending patent applications. Because the patent position of technology companies involves complex legal, scientific, and factual questions, the issuance, scope, validity and enforceability of our patents cannot be predicted with certainty. Our issued patents may be invalidated or their enforceability challenged, they may be designed around, and they may not provide us with competitive advantages against others with similar products and technology. Furthermore, others may independently develop similar products or technology or duplicate or design around any technology that we have developed.

We also attempt to protect our proprietary information with contractual arrangements and the use of trade secret laws. Our employees and consultants generally enter into agreements containing provisions with respect to confidentiality and the assignment of rights to inventions made by them while in our employ. The protection offered by patents or trade secret laws or by these agreements may not be sufficient to protect our intellectual property and existing or future patents could be challenged, invalidated or circumvented. Moreover, the laws of many foreign countries, including The People’s Republic of China, where our contract manufacturers are located, do not protect our intellectual property rights to the same extent as do the laws of the United States.

If critical components that we currently purchase from a small number of suppliers become unavailable, we may incur delays in shipment, which could damage our business.

We depend on a small number of suppliers for certain components critical to the operation of our solid-state lighting systems. For some of these components, we have only a single qualified supplier. For example, we currently purchase all the application-specific integrated circuits, or ASICs, used in our Chromasic products from a single vendor, which manufactures them to our design. ASICs are specialized semiconductor devices that are designed to efficiently perform a particular task that is required by their intended application. For certain types of LEDs used in our lighting systems, we currently have only one qualified vendor. Our LED vendors include established companies such as Cree, Lumileds Lighting and Osram Opto. However, we currently have no contract with any of these vendors that extends beyond 2004. Cree owns approximately 15.9% of our outstanding capital stock. We purchased LEDs from Cree for an aggregate amount of approximately $1.5 million during 2003, approximately $830,000 during 2002 and approximately $1.0 million during 2001. We believe the terms of our purchases from Cree were no less favorable to us than those we could have obtained from an unaffiliated party, and have received no notice from Cree that it will not continue to supply us with LEDs on similar terms following this offering.

We depend on our single-source vendors to supply critical components in adequate quantities and consistent quality and at reasonable costs. To qualify an alternate supply of single-sourced components and obtain them in needed quantities would be a time-consuming process, which could take six to nine months or more, and there can be no assurance that an adequate alternative source of supply could be found at acceptable cost.

We have in the past experienced shortages of standard electronic components, such as tantalum capacitors (for which there was at the time a worldwide shortage), as well as custom components specific to our products, for which we had a sole source of supply. If our suppliers are unable to meet our demand for critical components at reasonable costs, and if we are unable to obtain an alternative source or the price for an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be harmed. Because we generally rely on purchase orders rather than long-term contracts with our suppliers, we cannot predict with certainty our ability to obtain components in adequate quantities and at acceptable prices in the longer term. If we are unable to obtain components in adequate quantities we may incur delays in shipment or be unable to meet demand for our products, which could harm our revenues and damage our reputation and our relationships with customers and prospective customers.

If the companies to which we outsource the manufacture of our products fail to meet our requirements for quality, quantity and timeliness, our revenues and reputation in the marketplace could be harmed.

We outsource the manufacture of our intelligent solid-state lighting systems, and do not own or operate a manufacturing facility. We currently depend on a small number of contract manufacturers to manufacture our products at plants in various locations in China. These manufacturers supply all necessary raw materials (other than certain critical components such as LEDs and ASICs, which we procure directly), provide all necessary facilities and labor to manufacture our products, and stock and arrange for transport of our finished goods, generally by ship, to our distributors and customers. In general, our agreements with our contract manufacturers can be terminated by either party at any time. If these companies were to terminate their arrangements with us without adequate notice, or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture and ship our intelligent solid-state lighting products until replacement manufacturing services could be obtained. To mitigate these risks, we are currently seeking to qualify multiple contract manufacturers for most of our products. However, to qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process, which can take as long as six to nine months. We cannot assure you that, if it became necessary to do so, we would be able to establish alternative manufacturing relationships on acceptable terms.

Our reliance on contract manufacturers involves certain additional risks, including the following:

•	lack of direct control over production capacity and delivery schedules;

•	lack of direct control over quality assurance, manufacturing yields and production costs;

•	risk of loss of inventory while in transit by ship from China; and

•	risks associated with international commerce with China, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with outbreaks of disease, such as SARS, risks associated with the protection of intellectual property and political and economic instability.

Any interruption in our ability to manufacture and distribute products could result in delays in shipment, lost sales, limited revenue growth and damage to our reputation in the market, all of which would adversely affect our business.

If we are unable to increase production capacity for our products in a timely manner, we may incur delays in shipment and our revenues and reputation in the marketplace could be harmed.

An important part of our business strategy is the expansion of production capacity for our intelligent solid-state lighting systems. We plan to increase production capacity both by adding new contract manufacturers and by expanding capacity with our existing contract manufacturers. Our ability to successfully increase production capacity will depend on a number of factors, including the following:

•	identification and availability of appropriate and affordable contract manufacturers;

•	ability of our current contract manufacturers to allocate more existing capacity to us or their ability to add new capacity quickly;

•	availability of critical components used in the manufacture of our products;

•	establishment of adequate management information systems, financial controls and supply chain management and quality control procedures; and

•	ability of our future contract manufacturers to implement our manufacturing processes.

If we are unable to increase production capacity for our products in a timely manner while maintaining adequate quality, we may incur delays in shipment or be unable to meet increased demand for our products, which could harm our revenues and damage our reputation and our relationships with customers and prospective customers.

Our operations are concentrated in a small number of facilities, and unavailability of one or more of these facilities could interrupt our business.

Our research and development, sales and marketing and administrative activities are concentrated in our headquarters facility in Boston, Massachusetts. All our manufacturing operations are carried out by contract manufacturers at a small number of plants in or near the port city of Shenzhen in the Guangdong Province of China. If, as a result of natural disaster, political unrest, act of terrorism, war, outbreak of disease or other similar event, any of these facilities should be damaged or destroyed or become inaccessible or inoperable, our ability to conduct business could be adversely affected or interrupted entirely.

If demand for our intelligent white light products in the general lighting market fails to emerge, we may not be able to carry out long-term business strategies.

Our long-term business strategy includes penetration of the general lighting market with our intelligent white light solid-state lighting products. Substantial demand may not develop for the use of solid-state lighting in the general lighting market. Obstacles to adoption of solid-state lighting in the general lighting market include the high initial cost of high brightness white LEDs and the need for further advances in brightness, color characteristics and the predicted life of the LEDs before they require replacement, which we refer to as source life. Failure of LED manufacturers to introduce on a timely basis high brightness white light LEDs having satisfactory performance, quality and cost characteristics could delay our planned introduction of our white light products, or reduce the attractiveness to potential customers of our white light products incorporating white light LEDs.

In addition, the characteristics of our intelligent solid-state lighting systems that we believe are desired by customers in the high performance color lighting markets that we currently serve may not provide us with competitive advantages in the general lighting market. For example, end-users in the general lighting market may not require the complex, dynamic lighting effects or sophisticated digital control that our systems provide. Similarly, if LED manufacturers are able to develop single LEDs that produce white light of acceptable consistency and color, our digital color control technologies may be of less importance in the general lighting market than in the high performance color lighting market.

We have devoted, and intend to continue to devote, substantial resources to the development of intelligent white light products and technologies suitable for use in the general lighting market. If demand for these products and technologies in the general lighting market does not develop and we do not receive revenue to offset these expenditures, our profitability would be harmed and our ability to carry out our long-term business strategy would be adversely affected.

If we are not able to compete effectively, our prospects for future success will be jeopardized.

In the high performance lighting markets in which we have primarily sold our intelligent solid-state lighting systems, and in the OEM and licensing markets in which we participate, our systems compete with lighting products utilizing traditional lighting technology provided by many vendors. In addition, we face competition from a smaller number of manufacturers, including manufacturers of traditional lighting equipment, that have devel-

oped one or more solid-state lighting products. Some of our competitors, particularly those that offer traditional lighting products, are larger companies with greater resources to devote to research and development, manufacturing and marketing than we have.

In the white light market, which we plan to enter in 2004, we expect to encounter competition from some of the competitors described above. Additionally, to the extent that we seek to introduce white light products for use in general lighting applications, such as retrofit bulbs and lamps for standard fixtures, we expect to encounter competition from large, established companies in the general lighting industry such as General Electric, Matsushita, Osram Sylvania and Philips Lighting, each of which has, we believe, undertaken initiatives to develop white light LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of solid-state lighting systems than we have.

In each of our markets, we anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us by introducing more complete systems that do not infringe our patents.

Our competitors’ lighting technologies and products may be more readily accepted by customers than our products. Additionally, to the extent that competition in our markets intensifies, we may be required to reduce our prices in order to remain competitive. If we do not compete effectively, or if we reduce our prices without making commensurate reductions in our costs, our revenues and profitability, and our future prospects for success, may be harmed.

If we expand our OEM business, we may be exposed to additional risks beyond those we currently face.

As we seek to increase our revenues from sale of our OEM products, we may be exposed to additional risks beyond those we have historically faced in our lighting systems business. The effort to have our technology designed into an OEM customer’s product typically involves a lengthy sales process and design and engineering review that can consume significant time and resources on our part, with no guarantee of success. Failure to compete successfully with another vendor to have our technology designed into a customer’s OEM product could foreclose opportunities to obtain revenue from that customer on other projects in the future, as the significant costs associated with qualifying a new supplier may make the OEM customer reluctant to change vendors in order to introduce our technology. Our receipt of substantial revenue from an OEM customer is dependent on the success of the OEM customer in introducing and marketing commercial products incorporating our technology, a process over which we have little or no control. It may take several years for an OEM customer to evaluate our technology and to develop and commence volume shipments of products incorporating our technologies. In some cases, such as where we have granted an OEM customer exclusive rights in a particular field, we seek to obtain minimum purchase commitments from the customer. In general, however, our agreements with our OEM customers do not obligate them to purchase, or obligate us to supply, minimum volumes of products. Our failure to obtain new design wins for our OEM products, or delays or lack of success on the part of our OEM customers in introducing and marketing products incorporating our technology, could result in our incurring substantial costs with little or no offsetting revenue, which could harm our revenue and profitability.

If we are unable to manage our growth effectively, our future growth, profitability and liquidity could be adversely affected.

We anticipate significant growth in our business. Our anticipated growth is expected to place significant strain on our limited research and development, sales and marketing, operational and administrative resources. To manage any future growth, we must continue to improve our operational and financial systems and expand, train and manage our employee base. For example, we must implement new modules of our management information system, hire and train new sales representatives and expand our supply chain management and quality control operations. We recently hired a new corporate controller and we will need to make other additions to our operations and administrative management teams. If we are unable to manage our growth effectively, our future growth may be limited, we may be unable to operate profitably and we may not be able to effectively pursue our business plan.

The loss of the services of any members of our key management team could adversely affect our ability to execute our business strategy and, as a result, adversely affect our sales and profitability.

Our success depends to a significant extent on the continued service of our executive officers, including George G. Mueller, our Chief Executive Officer, Ihor A. Lys, our Chief Technical Officer and William J. Sims, our President and Chief Operating Officer, on the continued service of other key management and technical personnel, and on our ability to continue to attract, retain and motivate qualified personnel, particularly experienced engineers. The competition for such employees is intense. The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We have limited experience conducting operations internationally, which may make overseas expansion more difficult and costly than we expect and adversely affect our revenue growth and profitability.

We are currently expanding our sales and marketing capabilities to accelerate our penetration of the global market for our technologies and products. As a result, we are exposed to differing laws, regulations and business cultures that may adversely impact our business. We may also be exposed to economic and political instability and international unrest. Although we hope to enter into agreements with OEMs, distributors and other resellers that attempt to minimize these risks, there is no assurance that such agreements will be honored or that we will be able to adequately protect our interests.

In 2003, we derived approximately 64% of our revenues from sales to customers in North America. We intend to expand our international presence in the future. There are many barriers and risks to competing successfully in the international marketplace, including the following:

•	costs of customizing products for foreign countries;

•	foreign currency risks;

•	dependence on local OEMs, distributors and resellers;

•	compliance with multiple, conflicting and changing governmental laws and regulations;

•	longer sales cycles; and

•	import and export restrictions and tariffs.

If we are not able to successfully market, sell and deliver our products and services in international markets, our revenue growth and profitability may be adversely affected.

We rely on Color Kinetics Japan, a joint venture in which we hold a 50% equity interest, to distribute our products in Japan, and inadequate performance of this distributor could substantially reduce our revenues and adversely affect our results of operations.

Our future performance depends in part on our ability to compete successfully in Japan. Most of our sales to date in Japan have been made through Color Kinetics Japan, a joint venture in which we hold a 50% equity interest, which is our exclusive distributor in Japan. An unrelated third party holds the other 50% interest in the joint venture. In 2003, we derived approximately 17.4% of our revenues from sales of our lighting systems and OEM products to Color Kinetics Japan. We expect that sales to Color Kinetics Japan will continue to represent a significant portion of our revenues in 2004.

Because we do not control the joint venture, its success depends on cooperation with our joint venture partner, and so we cannot ensure that Color Kinetics Japan will commit the resources or take other actions necessary to execute our sales and marketing strategy in Japan. If Color Kinetics Japan fails to provide a high quality of service or suffers serious financial difficulty, then our reputation, and that of our products, in Japan and elsewhere in Asia may be harmed. Our contractual commitments to Color Kinetics Japan may prevent us from quickly establishing new distributors for the Japanese market or from winding up Color Kinetics Japan in the event that we do decide to discontinue our relationship. If Color Kinetics Japan is unsuccessful in selling our products in Japan, we may fail to generate sufficient revenue in the Japanese market and our results of operations and financial condition could be adversely affected.

Our products could contain defects, which could reduce sales of those products or result in claims against us.

Despite testing by us and our customers, errors have been found and may be found in the future in our existing or future products. This could result in, among other things, a delay in the recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationship with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our intelligent solid-state lighting products and would likely harm our business. Some of our products use line voltages of 110 or 230 volts, or are designed for installation in environments such as swimming pools and spas, which involve enhanced risk of electrical shock, injury or death in the event of a short circuit or other malfunction. Defects, integration issues or other performance problems in our intelligent solid-state lighting products could result in personal injury or financial or other damages to our customers or could damage market acceptance of our products. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

If we are unable to obtain additional capital as needed in the future, our growth could be limited and we may be unable to pursue our current business strategy.

We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. If we decide to accelerate the growth in our operations in response to new market opportunities, or if our revenues grow more slowly than we anticipate or we incur unexpected costs, we may need to raise additional capital. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If additional funds become necessary and are not available on terms favorable to us, we may be unable to expand our business or continue to pursue our current business strategy.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The market price of our common stock after this offering may vary from its initial public offering price. Fluctuations in market price and volume are particularly common among securities of technology companies. As a result, you may be unable to sell your shares of common stock at or above the initial offering price. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

•	general fluctuations in stock market prices and volume, which are particularly common among highly volatile securities of technology companies like ours;

•	actual or anticipated fluctuations in our quarterly operating results or changes in expectations as to our future financial performance or changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;

•	developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expense associated with patent lawsuits we have initiated, or in which we have been named as defendants;

•	failure to complete significant sales; and

•	additions or departures of key personnel.

Because our sales cycles are long and we lack long-term purchase commitments by our customers, forecasting our sales accurately is difficult and our failure to meet expectations for our quarterly revenue could cause our stock price to fall.

We generally do not enter into agreements with our customers obligating them to purchase our intelligent solid-state lighting products. Our business is characterized by short-term purchase orders and shipment schedules and we generally permit orders to be canceled or rescheduled without significant penalty. As a result, forecasting our revenues is difficult. In addition, due to the absence of long-term volume purchase agreements, we forecast our revenues and plan our production and inventory levels based upon our OEM customers, manufacturers’ representatives and distributors demand forecasts, which are highly unpredictable and can fluctuate substantially. If our OEM customers, manufacturers’ representatives or distributors fail to accurately forecast the demand for our products, or fail to accurately forecast the timing of such demand, or are unable to consistently achieve acceptable purchase order terms with their customers, we might not meet our forecasts, or those of investors or analysts, for a particular quarter which could cause our stock price to fall.

We could be the subject of securities class action litigation due to future stock price volatility.

The stock market in general, and market prices for the securities of technology companies like ours in particular, recently have experienced extreme volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Recently, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, our defense of the lawsuit could be costly and divert the time and attention of our management.

Substantial sales of our common stock could cause our stock price to decline.

Sales of a substantial number of shares of common stock after this offering, or the perception that sales could occur, could adversely affect the market price of our common stock. On completion of this offering, we will have 17,880,306 shares of common stock outstanding and 2,483,427 shares subject to outstanding options and warrants. In general, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the federal securities laws. The remaining 13,880,306 shares of common stock outstanding on completion of the offering will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Our directors, executive officers and all other stockholders are bound by lock-up agreements that limit their ability to sell common stock. These stockholders may not sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written approval of CIBC World Markets Corp., which could be given at any time. When the lock-up agreements expire or are terminated, approximately 6,719,650 shares of our common stock will be held by non-affiliates and freely tradable under Rule 144(k) and an additional 206,243 shares held by non-affiliates will be eligible for sale under Rule 144 and Rule 701, subject to the time, volume and manner of sale limitations of Rule 144.

Management may apply the proceeds of this offering to uses that do not increase our market value or improve our operating results.

We will use our net proceeds from this offering for general corporate purposes and working capital. We have not reserved or allocated the net proceeds for any specific purpose, and we cannot state with certainty how our management will use the net proceeds. Accordingly, our management will have considerable discretion in applying the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may use the net proceeds for purposes that do not result in any increase in our results of operations or market value.

We have never paid dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.

We have not paid dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our directors and management will collectively control over 20.1% of our outstanding common stock.

Immediately after this offering, our directors and executive officers and their affiliates will collectively control approximately 20.1% of our outstanding common stock, or approximately 19.5% if the underwriters exercise their over-allotment option in full. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. You and other stockholders will have minimal influence over these actions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might adversely affect the market price of our common stock.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	authorizing the issuance of “blank check” preferred stock;

•	providing for a classified board of directors with staggered, three-year terms;

•	providing that directors may only be removed for cause by a two-thirds vote of stockholders;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors and for proposing matters to be submitted to a stockholder vote.

Provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with our company or obtaining control of our company.

Investors in this offering will pay a much higher price than the book value of our common stock.

The initial public offering price of our common stock is $6.59 higher than the pro forma net tangible book value per share of our common stock, based on an assumed public offering price of $10.00. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. In the past, we issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, there will be further dilution to investors.

Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $35.5 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be approximately $41.1 million. “Net proceeds” is what we expect to receive after paying the underwriting discount and other expenses of the offering.

We intend to use our net proceeds for working capital and other general corporate purposes, which will include expansion of our sales and marketing organizations and acceleration of our research and development efforts to develop new technologies and products and enter new markets, and may also include acquisitions of businesses, products and technologies that are complementary to our business. Although we have from time to time evaluated possible acquisitions, we currently have no commitments or agreements to make any acquisitions and we cannot assure you that we will make any acquisitions in the future. Until we use the net proceeds of the offering, we intend to invest the funds in U.S. government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain future earnings, if any, to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account our financial condition, operating results, cash needs and growth plans. Our agreement with our lender contains restrictive covenants that generally prohibit us from paying cash dividends, making any distribution on any class of stock or making stock repurchases.

Capitalization

The following table describes our cash and equivalents and capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion into common stock of all of our outstanding shares of preferred stock upon completion of this offering; and

•	on a pro forma as adjusted basis to give effect to the completion of this offering and the receipt of the estimated net proceeds, as described under “Use of Proceeds.”

	As of March 31, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share data)
Cash and equivalents	$18,310	$18,310	$53,785

Redeemable convertible preferred stock	$61,082	$—	$—

Stockholders’ equity (deficiency):
Common stock, $0.001 par value; 41,000,000 shares authorized, actual and pro forma; 100,000,000 shares authorized pro forma as adjusted; 2,804,325 shares issued and outstanding, actual; 13,873,358 shares issued and outstanding, pro forma; 17,873,358 shares issued and outstanding, pro forma as adjusted	3	14	18
Additional paid-in capital	366	61,437	96,908
Accumulated other comprehensive income	32	32	32
Accumulated deficit	(35,992)	(35,992)	(35,992)

Stockholders’ equity (deficiency)	(35,591)	25,491	60,966

Total capitalization	$25,491	$25,491	$60,966

As of June 10, 2004, there were outstanding options to purchase a total of 1,924,089 shares of common stock at a weighted exercise price of $4.67 per share and warrants to purchase a total of 559,338 shares of common stock at a weighted exercise price of $2.54 per share.

Dilution

Our net tangible book value as of March 31, 2004 was approximately $25.5 million, or $1.84 per share. “Net tangible book value” is our total assets minus the sum of our liabilities and our intangible assets, giving effect to the automatic conversion to common stock of our outstanding preferred stock upon completion of this offering, and “net tangible book value per share” is our net tangible book value divided by the number of shares of our common stock outstanding, giving effect to the conversion to common stock of our outstanding preferred stock.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value as of March 31, 2004 would have been $61.0 million, or $3.41 per share. The adjustments made to determine pro forma net tangible book value per share consist of:

•	an increase in total assets to reflect the estimated net proceeds of the offering as described under “Use of Proceeds;” and

•	the addition of the number of shares offered by this prospectus to the number of shares outstanding.

The following table illustrates the increase in net tangible book value of $1.99 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

Assumed public offering price per share		$10.00
Net tangible book value per share as of March 31, 2004	$1.84
Increase in net tangible book value per share attributable to the offering	1.57

Pro forma net tangible book value per share as of March 31, 2004 after giving effect to the offering		3.41

Dilution per share to new investors in the offering		$6.59

The following table shows the difference between existing stockholders and investors in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	13,873,358	77.6%	$61,156,000	60.5%	$4.41
Investors in this offering	4,000,000	22.4	40,000,000	39.5	$10.00

Total	17,873,358	100.0%	$101,156,000	100.0%

The preceding discussion and tables assume no exercise of any outstanding stock options or warrants. As of June 10, 2004, there were outstanding options to purchase a total of 1,924,089 shares of common stock at a weighted average exercise price of $4.67 per share and warrants to purchase a total of 559,338 shares of common stock at a weighted average exercise price of $2.54 per share. If all these options or warrants were exercised prior to the offering:

•	Our net tangible book value per share, giving effect to those exercises, would be $2.19 per share, and the dilution per share to new investors in the offering would be $6.49; and

•	The average price per share paid by all existing stockholders for their shares would be $4.38, and existing stockholders would own 80.4% of our outstanding shares, and would have paid 64.1% of the total consideration paid for all our outstanding shares.

Selected Consolidated Financial Data

You should read the following selected financial data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 from our audited consolidated financial statements, which appear elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 from our audited consolidated financial statements, which do not appear in this prospectus. We derived the statement of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet data at March 31, 2004 from our unaudited consolidated financial statements which are included elsewhere in this prospectus, which have been prepared on a basis consistent with the audited consolidated financial statements and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of our financial position and results of operations for the periods presented. Our historical results are not necessarily indicative of operating results to be expected in the future.

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Lighting systems	$5,005	$13,398	$15,081	$18,038	$26,197	$5,724	$6,758
OEM and licensing	–	774	1,485	2,128	2,652	356	1,459

Total revenues	5,005	14,172	16,566	20,166	28,849	6,080	8,217
Cost of revenues:
Lighting systems	2,836	8,570	10,557	11,225	13,286	2,989	3,366
OEM and licensing	–	562	1,013	1,447	1,490	212	682

Total cost of revenues	2,836	9,132	11,570	12,672	14,776	3,201	4,048
Gross profit	2,169	5,040	4,996	7,494	14,073	2,879	4,169
Operating expenses:
Selling and marketing	3,366	7,873	9,345	7,848	7,615	1,954	1,828
Research and development	1,174	2,846	2,811	2,826	2,466	642	800
General and administrative	899	2,810	3,707	4,494	4,608	1,180	1,375
Restructuring	–	–	3,888	–	161	161	–

Total operating expenses	5,439	13,529	19,751	15,168	14,850	3,937	4,003

Income (loss) from operations	(3,270)	(8,489)	(14,755)	(7,674)	(777)	(1,058)	166
Interest income (expense), net	120	328	49	125	47	16	31
Equity in earnings of joint venture	–	–	24	85	3	174	133

Net income (loss)	$(3,150)	$(8,161)	$(14,682)	$(7,464)	$(727)	$(868)	$330

Earnings (loss) per share:
Basic	$(1.19)	$(3.07)	$(5.49)	$(2.71)	$(0.26)	$(0.31)	$0.12
Diluted	$(1.19)	$(3.07)	$(5.49)	$(2.71)	$(0.26)	$(0.31)	$0.06
Weighted average shares outstanding:
Basic	2,649	2,661	2,675	2,757	2,790	2,782	2,804
Diluted	2,649	2,661	2,675	2,757	2,790	2,782	5,191
Pro forma earnings (loss) per share:
Basic					$(0.06)		$0.02
Diluted					$(0.06)		$0.02
Pro forma weighted average shares outstanding:
Basic					12,117		13,271
Diluted					12,117		14,092

	December 31,
						March 31,
	1999	2000	2001	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Cash and equivalents	$12,788	$2,546	$8,294	$7,689	$5,686	$18,310
Working capital	12,890	7,487	12,049	11,219	10,659	23,845
Total assets	16,144	15,415	22,091	18,631	18,117	31,452
Long-term debt, net of current portion	180	50	100	–	–	–
Redeemable convertible preferred stock	18,218	23,921	41,115	47,999	47,999	61,082
Stockholders’ deficiency	(5,085)	(13,233)	(27,866)	(35,286)	(35,920)	(35,591)

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

You should read this discussion together with the financial statements and other financial information included in this prospectus.

Overview

We design, market and license intelligent solid-state lighting systems. We outsource the manufacture of our systems to contract manufacturers, primarily in Asia. We operate in two lines of business:

•	Lighting systems: we offer intelligent solid-state lighting systems under the Color Kinetics brand for installation in lighting projects where their use has typically been specified by a designer or architect.

•	OEM and licensing: we offer a standard line of intelligent solid-state lighting modules that are incorporated by manufacturers in products sold under their own brands. We also license our technology on a royalty-bearing basis.

We sell our lighting systems and OEM products through our direct sales force and through distributors and manufacturer’s representatives in North America, Asia, Europe, Latin America and the Middle East. Licensing arrangements are handled through our direct sales force, often with the involvement of our senior management.

In a typical lighting systems sale, our direct sales force, in cooperation with a distributor or manufacturer’s representative (or, outside North America, a dealer/ distributor or VAR), works with a lighting designer, architect or other specifier to have our system “designed in” to a particular new construction or renovation project. Typically, this is followed by a bid process in which pricing and other terms are negotiated with the project owner or owner’s representative. When construction on the project has reached the appropriate stage, our product is shipped, typically to an electrical equipment or lighting equipment distributor, which purchases the system from us and, in turn, sells it to the project owner or its electrical contractor for installation.

We sell our OEM products primarily through our direct sales force and, in certain cases, manufacturer’s representatives or distributors with strong industry relationships and expertise in a particular vertical market. In a typical OEM sales cycle, our direct sales personnel first work with a manufacturer to qualify our systems for incorporation into one or more of its products. Initially, the manufacturer may purchase only small quantities of our system. Once a product incorporating our system is introduced and successfully marketed by our OEM customer, purchases of our OEM products in larger volumes may occur.

Our products are distributed in Japan by Color Kinetics Japan, a joint venture in which we hold a 50% equity interest. An unrelated third party holds the other 50% interest. The terms of our distribution agreement with Color Kinetics Japan are substantially similar to those that we employ with unaffiliated distributors. We account for our investment in Color Kinetics Japan using the equity method of accounting, whereby we record our proportionate share of the income or loss earned by the joint venture. We record revenue from sales to Color Kinetics Japan as revenue from a related party. We eliminate our profit associated with inventory we have sold to Color Kinetics Japan that is held by it at the end of the period. Because Color Kinetics Japan uses the Japanese yen as its functional currency, we translate the results of operations of Color Kinetics Japan into United States dollars using the average rates of exchange during the reporting periods. We also record on our balance sheet translation adjustments reflecting the changes in Color Kinetics Japan’s equity measured in dollars resulting from changes in exchange rates.

Description of Our Revenues, Costs and Expenses

Our lighting systems revenues include amounts from the sale of our intelligent solid-state lighting systems as well as any fees from our customers for applications engineering, integration or technical support services we provide to assist them in specifying, designing, installing and operating our systems.

Our OEM and licensing revenues include amounts from the sale of our OEM products, license fees and related fees attributable to the licensing of our proprietary technology, and fees for any engineering support services that are requested by our OEM and licensing customers.

Our cost of lighting systems revenues and cost of OEM and license revenues consist primarily of the cost of the lighting products sold, including amounts paid to our contract manufacturers, the costs of any components that we provide, other direct and indirect manufacturing support costs, shipping and handling, tooling and provisions for product warranty, scrap and inventory obsolescence, as well as overhead cost allocated to these activities. It may also include an allocation of salaries and related benefits of engineering personnel when they provide engineering support services for which we charge fees.

Our selling and marketing expenses consist primarily of salaries, commissions, travel expense and related benefits of personnel engaged in sales, product management and marketing activities, commissions paid to our manufacturers’ representatives, costs of marketing programs and promotional materials, trade show expenses and overhead cost related to these activities.

Our research and development expenses consist primarily of salaries, bonuses and related benefits of personnel engaged in research and development and product quality activities, out-of-pocket product development costs, travel expenses and overhead cost related to these activities. Research and development expenses are expensed as incurred.

Our general and administrative expenses consist primarily of salaries, bonuses and related benefits of personnel engaged in corporate administration, finance, human resources, information systems and legal functions, outside legal expenses related to patent prosecution, patent litigation, trademarks and general corporate matters, other professional fees, bad debt expense, other general corporate expenditures, and overhead cost related to these activities.

Factors and Trends That Have Affected Our Results of Operations

In reading our financial statements, you should be aware of the following factors and trends that our management believes are important in understanding our financial performance.

Gross Margins. The gross profit as a percentage of sales, or gross margin, that we realize from the sale of our products varies from product to product. Many factors can influence the gross margins that we are able to achieve, including:

•	factors that affect the prices we can charge, including the features and performance of the products, the nature of the end user and application, and competitive pressures;

•	factors that affect our cost of revenues, including costs of raw materials and components, manufacturing costs and costs of shipping;

•	factors that affect the quality of our products;

•	in the case of our OEM business, the nature of the market served by our OEM customer and expected volume of its sales of our products; and

•	in the case of our licensing business, the extent to which our technology is protected by patents, which influences the royalty rates we can obtain.

We have taken many steps to improve our gross margins since 2001. We have restructured our sales and distribution efforts to concentrate our sales efforts on higher-margin products that can effectively be sold by our direct sales force and our distributors and manufacturer’s representatives. We have taken steps to reduce our costs of raw materials and components whenever possible. We have also acted to improve our supply chain management and quality control processes. We have also sought to expand our higher-margin OEM and licensing business. Maintaining and improving our gross margins is an important priority of management.

Changing Distribution and Sales Models. Since 2001, we have made a number of changes in the way in which we distribute and sell our products which have affected our results of operations. For example, until

2003, we marketed a line of consumer products, including color changing light wands, jewelry and home lighting products, under our own brand. Gross margins on consumer products of this kind are relatively low, and to effectively serve a large consumer market requires substantial sales and marketing resources and distribution capabilities. In 2003, we decided that it would be more profitable for us to discontinue direct marketing of these branded consumer products and instead to license the product designs and related trademarks for manufacture and distribution by others. We have made similar transitions with other products, such as pool lighting and spa lighting products, which we now distribute primarily through OEM channels rather than directly. We have also transformed the sales and marketing of our lighting systems products so as to make more extensive use of third party manufacturer’s representatives and distributors.

These changes in our distribution and sales models have significantly influenced our revenues, our gross margins and our selling and marketing expenses since 2001. Management will continue to devote substantial time and energy to ensuring that the sales models and channels of distribution that we employ are as efficient, and appropriate to our products, technology and markets, as possible.

2001 Restructuring and Cost Reduction Initiatives. In 2001, we implemented a restructuring plan to reorganize our operations and recorded a restructuring charge of approximately $3.9 million. The restructuring charge included an estimated loss of approximately $3.3 million for the minimum future rent commitment under our office facility lease due to the abandonment of a portion of the leased facility, as well as the write-off of approximately $592,000 of leasehold improvements related to that portion of the lease. These amounts are offset by estimated future sublease income. The restructuring charge also included severance costs of $41,000 related to the termination of eleven employees. The actions included in the restructuring plan were substantially completed during 2001, including the payment of all severance costs. The restructuring reserves recorded on our balance sheet at December 31, 2002 and 2003 and March 31, 2004 represent amounts due under leases for abandoned space, net of anticipated subleasing income.

The following details the accrued restructuring reserves and related activity in these reserves through March 31, 2004:

		Lease Abandonment	Leasehold
	Severance Costs	Net of Sublease Income	Impairment	Total

	(in thousands)
Accrued restructuring costs as of December 31, 2000	$—	$—	$—	$—
Total charges to operating expense	41	3,255	592	3,888
Cash paid, net of sublease income received	(41)	(449)	(592)	(1,082)

Accrued restructuring costs as of December 31, 2001	—	2,806	—	2,806
Cash paid, net of sublease income received	—	(961)	—	(961)

Accrued restructuring costs as of December 31, 2002	—	1,845	—	1,845
Total charges to operating expense	—	161	—	161
Cash paid, net of sublease income received	—	(546)	—	(546)

Accrued restructuring costs as of December 31, 2003	—	1,460	—	1,460
Cash paid, net of sublease income received	—	(114)	—	(114)

Accrued restructuring costs as of March 31, 2004	$—	$1,346	$—	$1,346

Manufacturing Outsourcing Initiatives. We outsource our manufacturing operations to contract manufacturers, which supply the facilities, labor and raw materials (other than LEDs and certain other key components) necessary to manufacture our finished products. Prior to 2002, we used contract manufacturers located primarily in North America and Ireland. As a strategic initiative to reduce costs, improve quality and increase the efficiency of our supply chain, we have consolidated our contract manufacturing with a small number of manufacturers in The People’s Republic of China. Most of our products are now manufactured in China.

We opened an office in Shenzhen, China in early 2003 to facilitate the management of our supply relationships through the use of on-site personnel. We intend to devote additional resources in 2004 to the expansion of our manufacturing support operations in China.

Challenges. In our business, we face a number of risks and challenges, many of which we describe in greater length under “Risk Factors” beginning on page 7. Among the challenges which we think are most significant, and which have in the past, and will in the future, affect our financial performance, are the following:

•	Market acceptance of intelligent solid-state lighting: The success of our business depends on growing acceptance of intelligent solid-state lighting, both as a replacement for traditional lighting solutions and in new applications. Our senior management team spends a significant amount of time, and we expend significant resources, on efforts to promote the adoption of solid-state lighting in general, and our intelligent solid-state lighting systems in particular.

•	Ability to meet demand and maintain quality: The success of our business also depends on our ability to supply our products in quantities adequate to meet demand, and maintain the high standards of quality that our customers require. Our senior management spends a significant amount of its time, and we devote substantial resources, to efforts to ensure our sources of supply and to improve our supply chain management and quality control processes.

•	Need for continued product and technology innovation: Our competitive position depends on our ability to innovate, and to anticipate the rapid changes in lighting technology, changing customer requirements and evolving standards which characterize our industry. Driving and supporting this process of continuous innovation is a key priority of our senior management team and will require continuing expenditures by us.

•	Defending our intellectual property: We believe that our proprietary intellectual property is an important source of competitive advantage and is critical to our growing OEM and licensing business. We will continue to devote substantial resources to extending our intellectual property portfolio and, where necessary, we will take appropriate steps to defend it. This could involve substantial expenditures on our part.

•	Management of growth: We recognize that if our business plans are successful, we may be required to manage a larger and rapidly growing enterprise. We will also be required to meet the reporting, regulatory and other obligations of a public company. This will impose new burdens on management and involve additional costs that we currently do not bear.

Critical Accounting Estimates

Our significant accounting policies are summarized in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Some of our accounting policies require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. The following items are those which, in our opinion, involve the most significant application of judgment (often involving complex estimation) and which could, if different judgments were made, materially affect our reported results of operations:

Revenue Recognition. We recognize revenues in connection with sales of our lighting systems and OEM products when all of the following conditions have been met:

•	evidence exists of an arrangement with the customer, typically consisting of a purchase order;

•	our products have been delivered and risk of loss has passed to the customer, which typically occurs when a product is shipped under our customary terms, generally FOB shipping point;

•	the amount of revenue to which we are entitled is fixed or determinable; and

•	we believe it is probable that we will be able to collect the amount due us from our customer.

To the extent that one or more of these conditions is not present, we delay recognition of revenue until all the conditions are present. We classify the amount of freight invoiced to the customer as revenue, with the corresponding cost classified as cost of revenues.

We offer our lighting systems customers limited rights of return, which typically provide that within 30 days of shipment products in unopened and saleable condition may, at our discretion, be returned to us for refund, net of a 15% restocking fee. We also provide certain distributors with limited stock rotation rights. Based on historical experience, we provide for potential returns from customers through a sales return reserve. The reserve is evaluated and adjusted as conditions warrant.

Allowance for Doubtful Accounts. We estimate the uncollectibility of our accounts receivable and we maintain allowances for estimated losses. This allowance is established using estimates that management makes based on factors such as the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, customer creditworthiness and current economic trends. If we used different estimates, or if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provisions for doubtful accounts would be required and would increase bad debt expense.

Product Warranty. We generally warrant our products against defects in materials and workmanship for one year after sale and provide for estimated future warranty costs at the time revenues are recognized. Warranty expense is based on historical claims experience, repair costs, and current sales levels, as well as various other assumptions that we believe to be reasonable under the circumstances. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory Reserves. We state our inventories at the lower of cost or market, computed on a standard cost basis, which approximates actual cost on a first-in, first-out basis, with market being determined as the lower of replacement cost or net realizable value. We provide reserves equal to the difference between the cost of the inventory and the estimated market value of our inventory using estimates of their net realizable value that are based upon our assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory reserves may be required.

Accounting for Income Taxes. We account for income taxes using a liability approach. Our deferred tax assets consist primarily of net operating loss and credit carryforwards, for which we have provided a full valuation allowance, due to our limited operating history and the unlikelihood that we would realize those assets based on that history. To the extent that we begin to generate significant taxable income, such that it becomes more likely than not that these assets will be recoverable, we will reverse those valuation allowances, generally through income. To the extent that we are unable to operate profitably, our tax assets could expire unutilized. The occurrence of certain events, such as significant changes in ownership interests in Color Kinetics, could result in limitations on the amount of those assets that could be utilized in any given year.

Stock-Based Compensation. We use the intrinsic value method to account for stock-based compensation provided to employees and the fair value method to account for stock-based compensation to non-employees, such as consultants and members of our advisory board. Under the intrinsic value method, compensation associated with awards of stock or stock options is measured as the difference between the price the employee must pay to exercise the award and the fair value of our common stock on the date compensation is measured, which is generally the date of the award. To date, all awards to employees have had exercise prices equal to the fair value of the common stock on the date of award, and as a result no compensation charges have been recorded for awards to employees. Under the fair value method, compensation is measured using the estimated fair value of an award, established either through the estimated value of the share of stock or, in the case of options, through the use of an option pricing model, such as the Black-Scholes option pricing model. We disclose the difference between the two methods in our notes to our consolidated financial statements, and those differences have been significant. In addition, use of an option pricing model invariably involves assumptions about future events, such as the volatility of the underlying stock and the estimated life of an award. These assumptions are difficult to predict and could generally result in changing levels of compensation expense for these awards in our financial statements. We do not currently have any intentions to change our accounting for employee awards from the intrinsic value method to the fair value method. However, the Financial Accounting Standards Board has approved for public comment an exposure draft on stock-based compensation which, if adopted, would have the effect of forcing us to adopt the fair value method in the future.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain freestanding financial instruments, such as outstanding redeemable convertible preferred stock, and requires that a company classify instruments within the scope of the standard as either debt or equity, depending on the underlying features of the instrument. We adopted SFAS No. 150 as of January 1, 2004. There was no impact of adoption.

Results of Operations

The following table sets forth certain statement of operations data derived from our consolidated financial statements included elsewhere in this prospectus as a percentage of our total revenue (or, in the case of our cost of lighting systems revenue and cost of OEM and licensing revenue, as a percentage of the related revenue) for each of the periods presented:

				Three Months
	Year Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

Revenues:
Lighting systems	91.0%	89.4%	90.8%	94.1%	82.2%
OEM and licensing	9.0	10.6	9.2	5.9	17.8

Cost of revenues:
Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of lighting systems, as a percentage of lighting systems revenues	70.0	62.2	50.7	52.2	49.8
Cost of OEM and licensing, as a percentage of OEM and licensing revenues	68.2	68.0	56.2	59.6	46.7
Total cost of revenues, as a percentage of total revenues	69.8	62.8	51.2	52.7	49.3

Gross profit	30.2	37.2	48.8	47.3	50.7
Operating expenses:
Selling and marketing	56.4	38.9	26.4	32.1	22.2
Research and development	17.0	14.0	8.5	10.6	9.7
General and administrative	22.4	22.3	16.0	19.4	16.8
Restructuring	23.5	–	0.6	2.6

Total operating expenses	119.3	75.2	51.5	64.7	48.7
Income (loss) from operations	(89.1)	(38.0)	(2.7)	(17.4)	2.0
Interest income (expense), net	0.3	0.6	0.2	0.2	0.4
Equity in earnings of joint venture	0.2	0.4	0.0	2.9	1.6

Net income (loss)	(88.6)%	(37.0)%	(2.5)%	(14.3)%	4.0%

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Revenues. Total revenues increased 35.1%, from $6.1 million in the first quarter of 2003 to $8.2 million in the first quarter of 2004.

Lighting systems revenues increased 18.1%, from $5.7 million in the first quarter of 2003 to $6.8 million in the first quarter of 2004. Lighting systems revenues in North America increased 27.5%, from $3.3 million in the first quarter of 2003 to $4.2 million in the first quarter of 2004. Lighting systems revenues in markets outside North America increased 4.7%, from $2.4 million in the first quarter of 2003 to $2.6 million in the first quarter of 2004.

The increase in lighting systems revenues was primarily attributable to increased market acceptance of our intelligent solid-state lighting systems and the addition of new products to our product line in prior periods. Growth in sales in North America was also attributable to our ongoing efforts to expand our North American manufacturer’s representative network. These factors more than offset a $399,000 decline in sales of branded consumer products, resulting from our decision in 2003 to discontinue selling these as branded Color Kinetics products and to distribute them instead through our OEM and licensing program, as well as a $356,000 decline in sales in the Japanese market to our joint venture, Color Kinetics Japan.

Our OEM and licensing revenues increased 309.6%, from $356,000 in the first quarter of 2003 to $1.5 million in the first quarter of 2004. The increase was primarily attributable to a $512,000 increase in sales of our OEM pool products, due primarily to a product launch by an OEM customer in late 2003 and the commencement of related volume purchases of our OEM products, and a $353,000 increase in our licensing revenues, due primarily to a large upfront license payment received in connection with a new licensing agreement signed in the first quarter of 2004. OEM and licensing revenues attributable to pool products and spa products were $135,000 in the first quarter of 2003 and $549,000 in the first quarter of 2004. On March 31, 2004, we had agreements with 24 OEM and licensing customers that we believe we actively engaged in developing or marketing products incorporating our technology, compared with 17 such customers on December 31, 2003 and eight such customers on December 31, 2002.

Revenues derived from sales of lighting systems and OEM products to Color Kinetics Japan, the joint venture that distributes our products in Japan, decreased from 20.3% of total revenues for the first quarter of 2003 to 10.7% of total revenues in the first quarter of 2004. We expect quarterly revenues from sales to Color Kinetics Japan to increase, particularly in the last half of 2004, in comparison to those recorded in the first quarter of 2004.

Revenues derived from sales of lighting systems products to Color Kinetics Distribution, Inc., a distributor unaffiliated with us that fulfills smaller orders (generally those having a value less than $10,000) in North America, were 13.4% of total revenues in the first quarter of 2004. No other customer accounted for more than 10.0% of our total revenues in the first quarter of 2003 or 2004.

Gross Profit. Total gross profit increased from $2.9 million in the first quarter of 2003 to $4.2 million in the first quarter of 2004. The dollar increase was attributable primarily to increased sales, to improved profit margins on our lighting systems products and to increased licensing revenues that more than offset lower margins on our OEM pool and spa products. Gross profit as a percentage of revenues, or gross margin, increased from 47.3% in the first quarter of 2003 to 50.7% in the first quarter of 2004.

Gross margin from lighting systems increased from 47.8% in the first quarter of 2003 to 50.2% in the first quarter of 2004. This increase was attributable primarily to reduced raw materials and product costs and to a more favorable product mix, in part reflecting our decision to discontinue direct distribution of our lower-margin consumer products.

Gross margin from our OEM and licensing business increased from 40.4% in the first quarter of 2003 to 53.3% in the first quarter of 2004. This increase was primarily attributable to shifts in revenue mix, with an increased percentage of licensing revenues in the first quarter of 2004 as compared with the first quarter of 2003. The increase in higher-margin licensing revenues in the first quarter of 2004 more than offset the lower gross margins associated with increased sales of our OEM pool products. We expect the gross profit for our OEM and licensing business to vary in future periods depending on the mix of higher and lower-margin OEM product revenues and the relative percentage of higher-margin licensing revenues.

Selling and Marketing Expenses. Selling and marketing expenses decreased 6.5%, from $2.0 million in the first quarter of 2003 to $1.8 million in the first quarter of 2004, representing 32.1% of total revenues in the first quarter of 2003 and 22.2% of total revenues in the first quarter of 2004. The decrease in dollar amount was primarily attributable to the elimination of $143,000 in selling expenses previously supporting the sale of our branded consumer products. Also, payroll-related selling expenses decreased $261,000, primarily due to unfilled vacancies in several senior sales management and international sales positions that were occupied during the first quarter of 2003, as well as elimination and consolidation of other sales positions. Partially offsetting these decreases in expenses were a $95,000 increase in payroll and other expenses primarily for our lighting systems product management program, a $68,000 increase in marketing expenses, primarily related to our participation in trade shows, and a $49,000 increase in commissions payable to manufacturer’s representatives, which was attributable to higher sales volumes. The decline in selling and marketing expense as a percentage of revenue was attributable primarily to our revenue growth. We are currently in the process of expanding our worldwide sales force, including the recruitment of two senior sales management positions. As a result, we expect our selling and marketing expenses to increase in dollar amount during the balance of 2004.

Research and Development Expenses. Research and development expenses increased 24.7%, from $642,000 in the first quarter of 2003 to $800,000 in the first quarter of 2004, representing 10.6% of total revenues in the first quarter of 2003 and 9.7% of total revenues in the first quarter of 2004. This increase was primarily attributable to a $94,000 increase in payroll-related expense for research and development personnel in our Boston office and a $41,000 increase in expenses associated with the expansion of our China operations. The decrease in research and development expenses as a percentage of revenue was attributable primarily to our revenue growth. We expect our research and development expenses to increase in dollar amount during 2004, as we devote additional resources to developing new products and technologies and supporting scheduled new product introductions in 2004.

General and Administrative Expenses. General and administrative expenses increased 16.5%, from $1.2 million in the first quarter of 2003 to $1.4 million in the first quarter of 2004, representing 19.4% of total revenues in the first quarter of 2003 and 16.7% of total revenues in the first quarter of 2004. Payroll-related expenses increased by $160,000, primarily due to a $111,000 increase in executive bonus accruals in the first quarter of 2004 in comparison with the corresponding period in 2003. In 2003, executive bonuses were heavily weighted toward the second half of the year, consistent with our business plan. Also contributing to the increase in 2004 was approximately $61,000 of stock-based compensation charges primarily associated with options granted to members of our advisory board, which were partially offset by $12,000 of reductions in miscellaneous headcount-related expenses. Legal expenses related to patent prosecution and litigation remained essentially unchanged from quarter to quarter. However, we expect legal expenses to increase in subsequent quarters, primarily as a result of increased activity in legal actions commenced by us to enforce our patents. The decline as a percentage of revenue was attributable to our revenue growth. We expect our general and administrative expenses to increase in dollar amount during 2004 to support our expanding operations, the additional reporting and other obligations associated with our being a public company, and protection of our intellectual property.

Restructuring Expenses. No restructuring expenses were recorded in 2004. The $161,000 of restructuring expenses in the first quarter of 2003 was attributable to an adjustment made to the restructuring reserve established in 2001, to reflect a change in estimate related to the amount of income we expect to receive from the sublease of our vacated space.

Interest Income (Expense), Net. Interest income increased from $16,000 in the first quarter of 2003 to $31,000 in the first quarter of 2004, due to higher average cash and cash equivalent balances in the first quarter of 2004. There was no interest expense in the first quarter of 2004, because all equipment notes payable were fully paid in 2003.

Equity in Earnings of Joint Venture. Equity in earnings of joint venture was $133,000 in the first quarter of 2004, compared with $174,000 in the first quarter of 2003. The three months ended March 31, 2004 were the second most profitable quarter in the history of Color Kinetics Japan.

Provision for Income Taxes. We recorded no provision for income tax in the first quarter of 2004 due to our net loss carryforward position. At December 31, 2003, we had net loss carryforwards available to offset future taxable income of $31.2 million and tax credit carryforwards available to reduce future taxes payable of $526,000. Should it become more likely than not that these assets will be recovered, we would remove the allowances provided, which would have the effect of reducing or eliminating our provision for income tax.

2003 Compared to 2002

Revenues. Total revenues increased 43.1%, from $20.2 million in 2002 to $28.8 million in 2003.

Lighting systems revenues increased 45.2%, from $18.0 million in 2002 to $26.2 million in 2003. This increase is attributable primarily to increased market acceptance of our intelligent solid-state lighting systems. We believe demand for our lighting systems was also stimulated by price reductions that we implemented in the second half of 2002 to reflect savings in materials costs and accelerate acceptance of our products. The addition of new products to our product line and expansion of our manufacturer’s representative network also contributed to the revenue increase. These factors more than offset a $1.7 million decline in sales of branded pool and spa and consumer products, reflecting our decision to discontinue selling these as branded Color Kinetics products and to distribute them instead through our OEM and licensing program.

Our OEM and licensing revenues increased 24.6%, from $2.1 million in 2002 to $2.7 million in 2003. The increase was attributable to an increase in the number of our OEM and licensing arrangements and to the commencement of larger volume purchases by certain of our OEM and licensing customers as a result of their commercial introduction of products incorporating our OEM products and technology. On December 31, 2003, we had agreements with 17 OEM and licensing customers that we believe were actively engaged in developing or marketing products incorporating our technology, compared with eight such customers on December 31, 2002. OEM and licensing revenues attributable to pool and spa products, including products that we formerly sold directly as lighting systems products under the Color Kinetics brand, was $1.3 million in 2002 and $1.2 million in 2003.

Revenues derived from sales of lighting systems and OEM products to Color Kinetics Japan, our joint venture partner that distributes our products in Japan, increased from 16.7% of total revenues in 2002 to 17.4% of total revenues in 2003. No other customer accounted for more than 10% of our total revenues for either 2002 or 2003.

Gross Profit. Total gross profit increased from $7.5 million in 2002 to $14.1 million in 2003. The dollar increase is attributable primarily to increased sales, and also to improved gross margins. Gross profit as a percentage of revenues, or gross margin, increased from 37.2% in 2002 to 48.8% in 2003.

Gross margin from lighting systems increased from 37.8% in 2002 to 49.3% in 2003. This increase is attributable primarily to an improved product mix, reflecting our decision to discontinue direct distribution of our lower-margin pool and consumer products, as well as to reduced raw materials and product costs, improved freight and inventory management programs, stable manufacturing support expenses and reduced warranty expense as a result of improved product quality. Charges for inventory obsolescence decreased by $672,000 in 2003, compared to 2002, due primarily to improvements in our supply chain management and manufacturing processes. In addition, our provision for warranty costs decreased by $418,000 compared to 2002, due to general improvements in product quality and also to resolution in early 2003 of a warranty issue relating to a specific installation, for which we had recorded a substantial provision in 2002.

Gross margin from our OEM and licensing business increased from 32.0% in 2002 to 43.8% in 2003. This increase is primarily attributable to shifts in revenue mix, with an increased percentage of higher-margin licensing revenues and fees for engineering services in 2003 as compared with 2002. We expect the gross profit for our OEM and licensing business to vary depending on the relative mix of OEM product revenues and licensing revenues.

Selling and Marketing Expenses. Selling and marketing expenses decreased 3%, from $7.8 million in 2002 to $7.6 million in 2003, representing 38.9% of total revenues in 2002 and 26.4% of total revenues in 2003. The decrease in dollar amount is attributable primarily to the elimination of $350,000 of selling expenses which previously supported the sale of our branded consumer products, pool lighting products and spa lighting products. We decided in late 2002 (in the case of our pool and spa products) and early 2003 (in the case of our branded consumer products) that we would no longer market these products directly, and would instead distribute these through our OEM and licensing channels. Sales and marketing expense associated with our OEM and licensing business decreased by $117,000, due primarily to a vacancy in a senior sales position for which we are currently recruiting. These decreases were partly offset by increases in selling expenses related to our lighting systems products, attributable in large part to expansion of our international sales force. These included a $304,000 increase in payroll-related expense and a $64,000 increase in travel and other related expenses, which were partly offset by a $53,000 reduction in variable marketing expenses. Commissions payable to manufacturer’s representatives also increased by $162,000, reflecting our increasing reliance on this indirect channel. The decline in selling and marketing expenses as a percentage of revenue was attributable primarily to our revenue growth.

Research and Development Expenses. Research and development expenses decreased 12.7%, from $2.8 million in 2002 to $2.5 million in 2003, representing 14.0% of total revenues in 2002 and 8.5% of total revenues in 2003. This decrease was primarily attributable to a $134,000 reduction in payroll-related expenses due to lower headcount levels in our Boston headquarters, a $71,000 reduction in outside contractor fees and a $153,000 reduction in product development expenses attributable to branded consumer products. These decreases were partially offset by increased payroll and related support expenses associated with engineering and design support capabilities now being added to our China location. We expect additional resources to be added in this area throughout 2004. The decline of research and development expenses as a percentage of revenue was attributable primarily to our revenue growth. We expect our research and development expenses to increase in dollar amount during 2004, as we devote additional resources to developing new products and technologies and supporting scheduled new product introductions in 2004.

General and Administrative Expenses. General and administrative expenses increased 2.5%, from $4.5 million in 2002 to $4.6 million in 2003, representing 22.3% of total revenues in 2002 and 16.0% of total revenues in 2003. Outside legal expenses were $936,000 in 2002 and $929,000 in 2003. Although total legal expenses remained essentially unchanged, patent and trademark filing fees and patent prosecution related spending decreased by $107,000, primarily as a result of the timing of when United States patents and patent applications are processed and, to a lesser extent, a more selective patent prosecution strategy in international markets and a reduction in trademark filing activity. Offsetting this decrease were increased legal expenses for litigation as a result of the pending proceedings and increased legal expenses on general corporate matters. Payroll-related expenses increased by $141,000 primarily as a result of higher bonus expenses directly attributable to our improved operating performance. Other increases included $74,000 in non-cash compensation charges primarily related to stock options awarded to members of the Company’s advisory board, $67,000 in executive travel and $43,000 in bank charges primarily related to an increased number of secured letters of credits that were required as collateral for orders with one of our contract manufacturers. Offsetting these charges were reductions of $109,000 for executive recruiting, $64,000 for outside contractors and support services and $37,000 for the lease of a corporate apartment that was terminated in 2003. The decline as a percentage of revenue was attributable to our revenue growth. We expect our general and administrative expenses to increase in dollar amount during 2004 to support our expanding operations and the additional reporting and other obligations associated with our being a public company. Our legal expenses related to patent litigation may also increase in 2004, depending upon the level of activity in the several patent infringement lawsuits in which we are involved.

Restructuring Expenses. The $161,000 of restructuring expenses in 2003 is attributable to an adjustment made to the restructuring reserve established in 2001, to reflect a change in estimate related to the amount of income we expect to receive from the sublease of our vacated space.

Interest Income (Expense), Net. Interest income decreased from $156,000 in 2002 to $50,000 in 2003, due to lower average cash and cash equivalent balances in 2003. Interest expense decreased from $31,000 in 2002 to $3,500 in 2003, due to a lower outstanding balance on our equipment notes payable in 2003.

Equity in Earnings of Joint Venture. Equity in earnings of joint venture decreased from $85,000 in 2002 to $3,000 in 2003, due to unrealized losses on open foreign exchange forward contracts that were purchased by Color Kinetics Japan in order to hedge anticipated dollar-denominated purchases. These contracts were adversely affected by the decline in the United States dollar in relation to the yen during the second half of 2003. This unrealized loss more than offset improved profits on operations of the joint venture.

Provision of Income Taxes. We recorded no provision for income tax in either 2002 or 2003, due to our generation of tax losses in both years, for which no income statement benefit was recorded as a result of uncertainty about our ability to utilize these losses on a tax return. At December 31, 2003, we had net loss carryforwards available to offset future taxable income of $31.2 million and tax credit carryforwards available to reduce future taxes payable of $526,000. Should it become more likely than not that these assets will be recovered, we would remove some or all of the allowances provided, which would have the effect of reducing or eliminating our provision for income tax.

’

2002 Compared to 2001

Revenues. Total revenues increased 21.7%, from $16.6 million in 2001 to $20.2 million in 2002.

Our lighting systems revenues increased 19.6%, from $15.1 million in 2001 to $18.0 million in 2002. The increase was primarily attributable to increased market acceptance of our products and, to a lesser extent, to increased demand stimulated by price reductions in the second half of 2002. In addition, sales of our branded consumer and pool and spa products increased from $1.8 million in 2001 to $2.7 million in 2002. In 2002 we began the transition from marketing consumer and pool and spa products directly as Color Kinetics branded products to distributing them through our OEM and licensing programs.

Our OEM and licensing revenues increased 43.3%, from $1.5 million in 2001 to $2.1 million in 2002. In 2001, all but $122,000 of our OEM and licensing revenues were attributable to the pool and spa market. In 2002, OEM and licensing revenues attributable to the pool and spa market decreased 5.7%, to $1.3 million, while OEM and licensing revenues from markets other than the pool and spa market increased from $122,000 to $843,000, as we signed new OEM agreements and certain OEM customers introduced products in their markets. On December 31, 2002, we had agreements with eight OEM and licensing customers that we believe were actively engaged in developing or marketing products incorporating our technology, compared with four such customers on December 31, 2001. Sales to Color Kinetics Japan increased from 12.5% of total revenues for 2001 to 16.7% of total revenues in 2002. No other customer accounted for more than 10% of our total revenues for either 2001 or 2002.

Gross Profit. Gross profit increased 50.0%, from $5.0 million in 2001 to $7.5 million in 2002. This increase is attributable to increased sales of products and improved gross margins. Gross margin increased from 30.2% in 2001 to 37.2% in 2002.

Gross margin from lighting systems increased from 30.0% in 2001 to 37.8% in 2002. This increase is primarily attributable to reduced raw materials and product costs, reduced manufacturing support expenses of $213,000 and reduced rework expenses of approximately $85,000, partially offset by increased provisions for estimated future warranty costs of $654,000, including $395,000 for a warranty issue related to a specific installation, which was ultimately resolved in early 2003. Charges for inventory obsolescence increased by $320,000 in 2002 as compared to 2001. This increase was a result of a provision of approximately $581,000 that was recorded for defective and unusable product that was manufactured for us and held in inventory throughout 2002. Because we did not have to pay for this product, the amounts owed to the vendor were used to offset this increased obsolescence provision. This inventory was ultimately scrapped in 2003 and written off against the reserve that was established in 2002. Gross margin from our OEM and licensing business increased from 31.8% in 2001 to 32.0% in 2002. This slight increase was attributable to reduced raw materials and product costs offset by unfavorable margins related to product mix.

Selling and Marketing Expenses. Selling and marketing expenses decreased 16.0%, from $9.3 million in 2001 to $7.8 million in 2002, representing 56.4% of total revenues in 2001 and 38.9% of total revenues in 2002. The decrease in dollar amount is primarily attributable to our decision to reorient our lighting systems sales efforts from a direct sales model to an indirect sales model more heavily reliant on third party manufacturer’s representatives, and also to more aggressive management of variable expenses associated with the sales and marketing processes. These decreases were offset in part by increased expenditures related to sales and marketing of our branded consumer products, pool products and spa products and to establishment of a sales and marketing organization for our OEM and licensing products. Payroll-related selling expenses for our lighting systems products were reduced by $1.0 million, due primarily to reductions in the number of highly compensated direct sales personnel and implementation of new, performance-oriented variable sales compensation plans. Travel and other expenses associated with sales of lighting systems were reduced by $675,000 and variable marketing expenses for lighting systems products were reduced by $444,000, through tighter expense management. These reductions were offset in part by a $432,000 increase in commissions payable to manufacturer’s representatives, and by a $403,000 increase in sales and marketing expenses associated with our branded consumer products, which had been planned before our decision to discontinue direct marketing of these products in 2003. Sales and marketing expenses associated with our pool and spa products also increased by $120,000 during 2002. However, by the end of the year we had made the decision to discontinue direct marketing of these pool and spa products. Sales and marketing expenses associated with our OEM and licensing business increased by $310,000, as we invested in building a sales, product management and product support infrastructure for this business. This investment included a $105,000 increase in professional fees for negotiating and documenting new OEM and licensing arrangements. The decline in selling and marketing expenses as a percentage of revenues was attributable primarily to our revenue growth.

Research and Development Expenses. Research and development expenses were $2.8 million for both 2001 and 2002, representing 17.0% of revenues in 2001 and 14.0% of revenues in 2002. Payroll-related expenses declined by $226,000 as a result of cost reductions consistent with our goal of improving operational performance. This was offset by an increase of $249,000 in product development costs, including expenses directly related to branded consumer, pool and spa products. The decline of research and development expenses as a percentage of revenues was attributable to our revenue growth.

General and Administrative Expenses. General and administrative expenses increased 21.2%, from $3.7 million in 2001 to $4.5 million in 2002, representing 22.4% of total revenues in 2001 and 22.3% of total revenues in 2002. The higher dollar amount was attributable to an increase of $524,000 in additional payroll-related expenses, including the full year salary and bonus of a senior executive who was hired in September 2001 and increased bonuses for other executive management and other employees as a result of our improved performance, an increase of $132,000 in outside contractor fees related to improvements to our information systems and an increase of $67,000 in our allowance for doubtful accounts that was provided for as a result of our increased sales levels in 2002. Outside legal expenses were $893,000 in 2001 and $936,000 in 2002. Though total legal expenses remained essentially unchanged, patent and trademark filing fees and patent prosecution-related spending increased by $148,000, primarily as a result of increased filing and prosecution-related activity. Patent litigation expenses were $100,000 in 2002 as a result of pending legal proceedings. There were no litigation expenses in 2001. Partially offsetting these increases was a reduction of $206,000 in general corporate legal expenses in comparison with 2001, when we incurred substantial expense in connection with the formation of Color Kinetics Japan. The decline as a percentage of revenues was attributable to our revenue growth.

Restructuring Expenses. Restructuring expenses were $3.9 million in 2001, while no restructuring expenses were recorded in 2002. The charge consisted primarily of the estimated amount of future lease payments for vacated space, net of estimated sublease income, of $3.3 million, along with a $592,000 write off of leasehold improvements related to the vacated space. The charge also included estimated severance costs of $41,000 associated with the termination of eleven employees. Changes in the amounts accrued for the restructuring in 2001 (other than the initial charge) and in 2002 consisted solely of payments made in connection with the lease commitments, net of cash received for sublease income.

Interest Income (Expense), Net. Interest income increased from $110,000 in 2001 to $156,000 in 2002 due to higher cash balances in 2002. Interest expense decreased from $62,000 in 2001 to $31,000 in 2002, due to a lower outstanding balance on our equipment notes payable in 2002 and no borrowing requirements under our working capital line of credit during that year.

Equity in Earnings of Joint Venture. Equity in earnings of joint venture increased 249.1%, from $24,000 in 2001 to $85,000 in 2002. This increase is attributable to increased profitability of Color Kinetics Japan.

Provision of Income Taxes. We recorded no provisions for income tax in either 2002 or 2001. This lack of provision was attributable to our generation of continued tax losses in both years, for which no income statement benefit was recorded due to uncertainty about our ability to utilize these losses for tax purposes.

Selected Quarterly Results of Operations

The following table sets forth certain unaudited financial information for each of the nine quarters ended March 31, 2004:

	Three Months Ended

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

	(in thousands)
Revenues:
Lighting systems	$3,842	$3,287	$6,162	$4,746	$5,724	$6,711	$7,076	$6,686	$6,758
OEM and licensing	571	274	327	957	356	584	700	1,012	1,459

Total revenues	4,413	3,561	6,489	5,703	6,080	7,295	7,776	7,698	8,217
Cost of revenues:
Lighting systems	2,164	2,007	3,606	3,447	2,989	3,200	3,735	3,362	3,366
OEM and licensing	319	299	262	568	212	309	326	643	682

Total cost of revenues	2,483	2,306	3,868	4,015	3,201	3,509	4,061	4,005	4,048

Gross profit	1,930	1,255	2,621	1,688	2,879	3,786	3,715	3,693	4,169

Operating expenses:
Selling and marketing	2,156	2,146	1,841	1,705	1,954	2,086	1,760	1,815	1,828
Research and development	696	762	726	642	642	613	594	617	800
General and administrative	943	959	1,241	1,351	1,180	1,032	1,218	1,178	1,375
Restructuring	–	–	–	–	161	–	–	–	–

Total operating expenses	3,795	3,867	3,808	3,698	3,937	3,731	3,572	3,610	4,003

Income (loss) from operations	(1,865)	(2,612)	(1,187)	(2,010)	(1,058)	55	143	83	166
Interest income (expense), net	17	39	39	30	16	17	5	9	31
Equity in earnings (loss) of joint venture	20	(4)	39	30	174	11	(140)	(42)	133

Net income (loss)	$(1,828)	$(2,577)	$(1,109)	$(1,950)	$(868)	$83	$8	$50	$330

We have experienced, and may in the future experience, significant quarter-to-quarter fluctuations in our revenue, gross profit and operating results. Because our sales cycles are long and our customers generally do not enter into long-term purchase commitments, forecasting our revenues is difficult. Even after our lighting systems have been specified for a particular project or installation, the timing of our receipt of revenue may be difficult to predict, as shipment of our systems can be postponed or cancelled due to construction delays, design changes or cost overruns. Similarly, receipt of substantial revenues from an OEM or licensing customer depends on the success by the OEM or licensing customer in developing, introducing and marketing a product including our OEM product or technology, a process that is beyond our control. As is the case for many technology companies, a substantial portion of our revenue in each quarter is attributable to purchase orders issued and shipments made near the end of the quarter. A delay in shipment near the end of the quarter, due, for example, to an unanticipated construction delay or project cancellation, may cause our revenues to fall significantly below our expectations. Because a substantial portion of our expenses is relatively fixed and cannot rapidly be reduced, a shortfall in quarterly revenue may materially adversely affect our operating results for the quarter. Other factors that may contribute to fluctuations in our quarterly operating results include:

•	changes in product mix;

•	changes in our distribution and sales channels;

•	seasonal patterns in purchases of our products;

•	changes in gross margin associated with inventory and supply chain management issues;

•	increases or decreases in legal expenses associated with intellectual property litigation initiated by or against us;

•	changes in the results of operations of Color Kinetics Japan, our joint venture in Japan;

•	introduction by us and our competitors of new products; and

•	competitive factors, including pricing and availability of, and demand for, products that compete with ours.

For example, sales of our architectural lighting systems products have historically been lower in the last quarter of each year, due to the impact of the holidays and winter weather on construction schedules and to deferral of purchases in certain market segments, such as the retail segment, during the holiday retail season. Our lighting systems revenue includes sales of our branded consumer products, which for the most part we no longer sell directly, but distribute through our OEM and licensing channels. However, our light system sales in the third quarter of 2002 were favorably affected by our sale into retail channels of approximately $1.3 million of our Sauce brand consumer products.

Information concerning our lighting systems revenues excluding sales of our branded consumer products for each of the nine quarters ended March 31, 2004 is set forth below. We believe information concerning our lighting systems revenues excluding sales of these products is useful, as it enables us to better evaluate the pattern of sales of the lighting systems products that we will continue to distribute directly.

	Three Months Ended

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

	(in thousands)
Lighting systems (excluding branded consumer products)	$3,426	$2,934	$4,891	$4,169	$5,320	$6,689	$6,744	$6,407	$6,752
Branded consumer products	416	353	1,271	577	404	22	332	279	6

Total lighting systems	$3,842	$3,287	$6,162	$4,746	$5,724	$6,711	$7,076	$6,686	$6,758

Gross profit in the fourth quarter of 2002 was adversely affected by high air freight costs associated with inventory shortages and supply chain management issues, and also due to adjustments to inventory reserves.

Our equity in earnings of our Color Kinetics Japan joint venture was adversely affected during the third and fourth quarters of 2003 by the recognition by Color Kinetics Japan of unrealized losses associated with forward currency contracts entered into by Color Kinetics Japan to hedge anticipated dollar-denominated purchases, which were adversely affected by significant weakening of the United States dollar in relation to the yen during the second half of 2003.

If, due to the factors described above and other factors, our quarter-to-quarter operating results fluctuate in future periods, or fall short of our expectations or those of securities analysts or investors, the price of our common stock could be adversely affected.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of our equity securities. We have received total net proceeds of $61.1 million from private placements of our securities. In addition, we have occasionally used borrowings under bank line of credit arrangements. At March 31, 2004, we had no borrowings under our current bank facility, which expires on September 1, 2004 and provides for borrowings up to $3.0 million dependent on the level of qualifying receivables, as defined in the agreement. Any borrowings are secured by substantially all of our assets. The loan agreement contains certain covenants with which we have to comply, including maintenance of defined levels of liquidity and minimum quarterly net revenues. Under the loan agreement, we would be required to obtain the consent of the bank prior to obtaining debt financing from any lender other than the bank. In January and February 2004, we raised $13.0 million in cash, through the issuance in a private placement of additional shares of preferred stock. As of March 31, 2004, we had $18.3 million in cash and equivalents. We anticipate that our cash and equivalents at March 31, 2004, coupled with the net proceeds of this offering, will be sufficient to fund operations for at least the next twelve months.

Operating Activities. Net cash used in operations was $11.4 million in 2001, $5.4 million in 2002, $1.4 million in 2003 and $236,000 for the quarter ending March 31, 2004. During 2002, the improvement in our cash flows from operating activities resulted primarily from decreasing losses and reduced inventory levels, attributable to improved inventory management programs, offset partially by increased levels of accounts payable, accrued expenses and restricted cash necessary to support the growth of the business. During 2003, the improvement in our cash flows from operating activities resulted primarily from decreasing losses, offset partially by an increase in inventory levels to support more rapid fulfillment of increasing order volumes, and higher accounts receivable that resulted from increased sales.

Investing Activities. Net cash used in investing activities was $1.3 million in 2001, $500,000 in each of 2002 and 2003 and $143,000 for the quarter ending March 31, 2004. Net cash used for investing activities in 2001 included a $165,000 initial investment in Color Kinetics Japan and included $592,000 of leasehold improvements for leased space that was subsequently written off in that same year as part of our restructuring plan. For 2002, 2003 and for the quarter ending March 31, 2004, net cash used in investing activities reflected purchases of property and equipment primarily related to the general purchases of computers and information system upgrades as well as tooling and test equipment related to our product development efforts. Our capital expenditures budget for 2004 is approximately $1.1 million, of which approximately $800,000 is targeted towards product development and testing, including the tooling costs associated with new products. The remaining budget includes capital expenditures allocated for the purchase of a new trade show booth as well as other general computer and information system upgrades.

Financing Activities. Net cash provided by financing activities was $18.4 million in 2001, $5.2 million in 2002 and $13.0 million for the quarter ending March 31, 2004. During 2001, net cash provided by financing activities was primarily attributable to proceeds from the issuance of preferred stock and borrowings under our line of credit. During 2002, net cash provided by financing activities was primarily attributable to proceeds from the issuance of preferred stock, partially offset by the payment of the outstanding balance of our line of credit. In 2003, net cash used in financing activities was $100,000 and reflected the payments made under an equipment note payable, offset partially by proceeds received from the exercise of common stock options. For the quarter ending March 31, 2004, net cash provided by financing activities was attributable to the proceeds from the issuance of our Series F preferred stock.

Summary of Contractual Obligations. We lease our facilities under non-cancelable operating leases expiring through August 31, 2007, with a five-year renewal option. Future minimum lease payments as of December 31, 2003, including amounts relating to space we vacated, are set forth in the table below. We entered into a sublease through August 31, 2003 relating to the vacated space pursuant to which we expect to receive sublease income which will partially offset the above lease obligations.

In 2003, we entered into an agreement with a raw materials supplier under which we have a minimum purchase obligation of $365,000.

Set forth below is information concerning our known contractual obligations as of December 31, 2003 that are fixed and determinable.

		Payment Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating lease obligations(1)	$6,352,185	$1,740,094	$3,462,268	$1,149,823	$–
Purchase obligations	365,000	365,000	–	–	–

Total	$6,717,185	$2,105,094	$3,462,268	$1,149,823	$–

(1)	Does not reflect sublease income that we expect to receive during the following periods: less than 1 year, $425,691; 1 to 3 years, $912,195; and 3 to 5 years, $324,336.

Except as set forth above, as of December 31, 2003, we had no long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities required to be reflected on our balance sheet.

Inflation. Inflation has not had a significant impact on our results of operations and is not expected to have a significant impact in the foreseeable future.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. At March 31, 2004, we did not have any balances outstanding under our bank line of credit arrangement, and thus had no exposure to interest rate risk.

We derived approximately 38% of our revenues from sales outside the United States in 2003. We have limited foreign currency risk on certain operating expenses such as salaries and overhead costs of our foreign operations and the small amount of cash maintained by these operations. However, we believe this exposure is limited. The risks of our international operations are mitigated to a large degree as currently all of our sales are denominated in U.S. dollars and, accordingly, we are not exposed to foreign currency risk with respect to our accounts receivable.

Our joint venture, Color Kinetics Japan, has entered into forward currency contracts to hedge anticipated dollar denominated purchases of product from us. These contracts consist solely of forward contracts to acquire dollars at a fixed yen rate. These contracts are reflected on the balance sheet of Color Kinetics Japan at current fair value and cover a notional amount of $8.1 million, settling at various dates through 2010. Our exposure to these contracts is limited to the impact on our proportional share of the income or loss of Color Kinetics Japan. We have provided no guarantees with respect to Color Kinetics Japan, and as a result the maximum loss we would record with respect to our investment would be the carrying value of that investment at any point in time. At March 31, 2004, our investment in Color Kinetics Japan was carried at $439,000.

Business

Our Company

Color Kinetics is a pioneer in the design, marketing and licensing of intelligent solid-state lighting systems. Our systems use solid-state semiconductor devices known as light emitting diodes, or LEDs, as the light source. The performance, efficiency and cost of LEDs have been improving rapidly, enabling them to displace traditional light sources, such as incandescent bulbs, in many applications. Our systems combine the increasing advantages of LEDs as a light source with our patented digital control technology, to create a new category of lighting technology, which we refer to as “intelligent solid-state lighting systems.” Using proprietary digital control methods, such as our patented Chromacore and Chromasic technologies, our intelligent solid-state lighting systems enable our customers to achieve dramatic lighting effects, cost savings and other practical benefits not attainable using traditional lighting technology.

Since our founding in 1997, we have invested substantially in research and development in a number of disciplines related to solid-state lighting, including thermal and optical engineering, analog and digital circuit design, network architectures, control software and user interfaces. As a result of this process of continuous innovation, we have developed a broad range of products, services and technologies and have a patent portfolio with 28 issued patents and over 115 patent applications pending. We also have an extensive pipeline of new technologies under development. Our patents and patent applications apply to many aspects of solid-state lighting technology, and also apply to many methods of implementing solid-state lighting in a wide variety of markets and applications.

We incorporate our proprietary technology in a wide range of products, including LED lighting devices, digital controllers, software for creating and controlling lighting effects, and related hardware and accessories. We offer our products for sale as individual components, or as complete, integrated lighting systems that include all the elements necessary to create and operate solid-state lighting installations for many types of interior and exterior applications. We sell solid-state lighting modules incorporating our proprietary technology to lighting manufacturers and others on an OEM basis, enabling them to bring the benefits of our technology rapidly to market. We also license our technology on a royalty-bearing basis. We draw upon our domain expertise in electrical, optical, mechanical and thermal engineering to provide applications engineering, integration and technical support services to assist our customers in specifying, installing and operating our systems.

We operate in two principal lines of business:

•	Lighting systems: we offer intelligent solid-state lighting systems sold under the Color Kinetics brand for installation in lighting projects where their use has been specified, typically by a designer or architect.

•	OEM and licensing: we offer a standard line of intelligent solid-state lighting modules that can readily be incorporated by manufacturers in products sold under their own brands. We also license our technology.

We sell our lighting systems and OEM products through our direct sales force and through manufacturer’s representatives and distributors in North America, Asia, Europe, Latin America and the Middle East.

As our patent portfolio expands, we believe that our proprietary technology will not only continue to provide competitive advantage in many markets where we compete directly, but will also offer increasing opportunities, through our OEM and licensing programs, to reach markets and applications that cannot be served efficiently by our own direct sales force.

To date, we have targeted our sales and marketing primarily in high performance lighting markets, such as architectural, retail and entertainment lighting and electronic signage. In these markets, our customers value highly the flexibility, performance and control that our intelligent solid-state lighting systems offer.

As the performance and cost-effectiveness of LEDs, particularly white light LEDs, continue to improve, we believe that solid-state lighting will increasingly displace traditional lighting technology in applications beyond high performance lighting markets. Because we do not make the LEDs we use in our products, but rather buy them from major semiconductor manufacturers, we expect to benefit from the fierce competition among LED manufacturers to create more powerful and cheaper solid-state lighting devices.

According to a 2003 report by The Freedonia Group, Inc., a market research firm, the worldwide market for electric lamps and lighting fixtures was approximately $79 billion in 2001. We believe that, with our proprietary technology, industry expertise and proven products and track record, we are well positioned to take advantage of emerging opportunities to penetrate segments of this large general lighting market with our intelligent solid-state lighting technology.

Background of the Solid-State Lighting Industry

Since the invention of the transistor in the mid-twentieth century, solid-state semiconductor devices offering continually smaller size, reduced cost and power consumption, improved reliability and, above all, powerful new capabilities for digital control have revolutionized industries such as radio, television, telecommunications and computing and have also penetrated broad consumer markets such as home appliances and the automotive industry. Semiconductor, or solid-state, devices such as transistors and diodes rely on electrical interaction between adjacent layers of solid semiconductor materials, rather than mechanical operation, to perform a desired function. As mechanical controls, vacuum tubes and analog signal processing have been replaced by digital technology, existing devices have been made cheaper and more useful, and entirely new applications and capabilities not previously imagined have arisen. We believe that the lighting industry, which has not substantially changed its basic technology since electric light bulbs replaced gas lamps more than a hundred years ago, is embarking upon a similar digital solid-state revolution.

Solid-State Lighting: A Disruptive Technology Transforming the Lighting Industry

We believe that solid-state lighting, in which semiconductors replace incandescent or fluorescent lamps as the light source, is a disruptive technology that has begun to transform the lighting industry. A wave of product innovation is displacing traditional lighting technologies in existing applications, creating entirely new market segments and applications and paving the way for entry by new competitors. LEDs as a light source have already achieved significant penetration in a number of markets, including mobile electronic devices such as cellular telephones and personal digital assistants and signaling devices such as automotive brake lights, traffic lights and in personal illumination devices such as flashlights and bicycle lights. Their use is expanding to more complex and demanding lighting applications. We believe this rapid adoption, which has been driven by the increasing pace of advances in solid-state lighting technologies, will continue and accelerate.

Evolution of Solid-State Lighting

Traditional Lighting Technologies. Since the introduction of the light bulb in the late 19th century, electric light has been provided primarily by incandescent, halogen, fluorescent or gas-discharge (such as neon) light sources. Devices using these traditional lighting technologies provide high light output and can be manufactured cheaply and sold at relatively low initial cost, but they have a number of disadvantages. These include large size, high energy consumption and heat output, susceptibility to breakage, safety and environmental hazards, and limited source life before the lamp must be replaced. Further, these are mature technologies in which relatively little recent innovation has taken place: the standard incandescent light bulb has improved very little in efficiency over the last century, and even for newer technologies such as compact fluorescent lamps, the rate of innovation is slowing.

Introduction of Solid-State Lighting. Solid-state lighting, using LEDs as the light source, provides an increasingly effective replacement for these traditional technologies. LEDs are semiconductor devices that, when voltage is applied to them in the proper direction, release energy in the form of light, with little production of heat. When first introduced in the 1960s, LEDs could produce only red light, and their low output made them unsuitable for lighting. As a result, their use was initially limited to simple applications involving indication, such as showing the “on-off” state of a switch on an instrument panel. As LED technology advanced in the 1970s, green, yellow and orange LEDs were developed and market acceptance increased with applications such as digital watches, calculators and test equipment. In the 1980s and 1990s, further developments added a wider spectrum of colors and enabled LEDs to produce progressively greater amounts of light using less power. The development of blue LEDs in the mid-1990s enabled the production of the full spectrum of colors, including white light. Advances in the design and manufacture of LEDs have also led to continuous improvement in their cost and efficiency. Industry sources expect these trends to continue.

These improvements in the capabilities of LEDs, combined with advances in digital control technology, have begun to revolutionize lighting, with broad implications for many industries that use lighting in their products or businesses.

Advantages of Solid-State Lighting Over Traditional Lighting Technology. Solid-state lighting can offer significant benefits in capability and cost-effectiveness in comparison to traditional lighting technology. These include the following:

•	Greater Efficiency. LEDs now provide greater efficiency than traditional lighting sources, producing more light with the same amount of power, and less heat. In the early 1970s, a typical LED could produce only 0.2 lumens (a standard measure of light output). Following a pattern known in the LED industry as Haitz’s Law (a corollary to Moore’s Law, which describes the rapid rate of growth in computing power per integrated circuit), light output per LED package has doubled every 18 to 24 months for the last 30 years. Today, a high brightness LED package smaller than a dime can generate over 120 lumens. Manufacturers have demonstrated multi-chip white light modules with outputs of over 1,000 lumens, equal to or greater than the output of a 75 watt incandescent bulb. By combining a small number of LED packages, it is now possible to generate light of sufficient intensity to provide general lighting in many applications that currently use conventional lighting technologies.

At the same time, the luminous efficacy of LEDs (i.e., their light output in lumens per unit of electrical power consumed) has improved dramatically in the last 30 years. The introduction of new designs, materials and fabrication processes has increased the efficiency with which LEDs convert electrical energy to light, as well as improving their extraction efficiency (i.e., the percentage of useful light that actually escapes the semiconductor and its package). LEDs have already surpassed incandescent lamps in efficacy, as measured in lumens per watt, and many industry experts expect LEDs to surpass even the most efficient traditional light source, fluorescent lamps, within the next few years.

•	Increasingly Competitive Initial Costs. The initial cost of an LED light source is currently higher than that of a traditional light source of comparable output. However, as the LED industry makes the transition from manufacturing in small quantities, often in the laboratory, to manufacturing in large volumes in modern semiconductor factories, LEDs are rapidly decreasing in cost per lumen. According to Strategies Unlimited, the price of high brightness LEDs has declined at a rate of 10% to 15% per year in recent years, while light output has continued to improve. A high brightness white LED in 2000 had a cost per lumen of approximately $0.50, while in 2003 high brightness white LEDs are available for approximately $0.19 per lumen. Industry sources expect LED costs to continue to fall.

•	Greater Reliability and Longer Life. The actual life of any light source depends on a variety of factors, including usage patterns and environmental factors. Unlike traditional light sources, which typically fail abruptly, the light output of LEDs gradually diminishes over time. Currently available LEDs have predicted source lives, under average conditions, of up to 50,000 hours (representing the point at which they are predicted to have lost 30% of their original brightness), compared with source lives of 1,000 to 2,000 hours for a typical incandescent light bulb or 10,000 to 20,000 hours for a fluorescent lamp. This longer source life permits their initial cost to be spread over a longer period. It also reduces the labor costs associated with replacement and facilitates their use in remote or inaccessible environments. LEDs also break less frequently because they have no filaments, glass tubes or moving parts and are able to withstand shock, vibration and other environmental factors that would shorten the life of a traditional lighting device.

•	Cost-Effectiveness: The “Cost of Light.” The cost-effectiveness of a light source is a function of its initial cost, its efficiency at converting electrical energy to light and the length of its source life. Sophisticated purchasers of lighting systems, such as managers of large buildings or public works installations, evaluate the cost of competing lighting products based on the cost to buy, install and operate them over their expected lifetimes. This measure is referred to in the lighting industry as the “cost of light.” The cost of light for a given lighting device takes account of:

•	the initial cost to acquire and install the device;

•	labor and other costs associated with maintenance over its predicted source life; and

•	the cost of energy consumed by the device over its predicted source life.

Spreading these costs over the predicted source life of the device yields the cost of light. This calculation, expressed in dollars per lumen-hour, is used in the industry as a measure of the hourly cost of the light produced by the device. The cost of light provided by LED light sources, in dollars per lumen-hour, has dropped steadily over the past 30 years, due primarily to the improvements in their cost and efficiency described above.

•	Better Color Characteristics. While traditional lighting technologies require the use of special coatings or mechanical devices such as gels or filters to produce colored light, LEDs are capable of producing light in pure, saturated colors. The range and purity of the colors produced by LEDs has accelerated adoption of the technology by end-users for whom the color characteristics of light are highly important. Recently, LED manufacturers have devoted substantial resources to developing methods of producing white light from single LEDs, for example by using blue or UV-emitting LEDs to excite phosphors deposited on the inside of the LED package so that they emit white light. Development efforts continue toward producing white light from a single LED with appropriate color characteristics and sufficiently high output for use in general lighting applications.

•	Capability for Digital Control. Unlike traditional lighting devices, which typically draw large current loads and require cumbersome switching devices, LEDs operate at relatively low voltages and current loads and can be controlled directly by a digital interface. Lamps using traditional technologies, which typically operate at line voltages such as 110 volts or 230 volts and draw large current loads, require heavy wiring to supply their power and must be controlled by mechanical rheostats, switches or relays or by large solid-state devices. By contrast, LEDs usually operate at much lower semiconductor voltages, and can be controlled directly by a digital device controlled by a computer.

•	Increased Flexibility. LEDs’ small size, reduced low power consumption and low heat permit greater flexibility in designing and installing lighting fixtures, systems and installations. Their directional characteristics permit light to be more efficiently directed where it is needed. The ability to design and deploy lighting displays without the need for heavy cabling and cumbersome switching devices, and the capability to digitally control dynamic lighting effects in a full range of colors, have given lighting designers, architects and other users new freedom and flexibility to create entirely new types of lighting applications.

Adoption of Solid-State Lighting Technology

As the light output, cost-effectiveness, color capabilities and digital control of LEDs have improved, they have rapidly penetrated new industries and applications. As an indication of the rapid rate of adoption of solid-state lighting technology, Strategies Unlimited, a market research firm, estimates that the market for high brightness LEDs increased from approximately $1.8 billion in 2002 to $2.5 billion in 2003. Use of high brightness LEDs as components of solid-state systems such as ours, where they provide illumination rather than indication, accounted for only 5% of this market in 2003, but this segment is the fastest growing segment of the high brightness LED market. Strategies Unlimited forecasts that the market for high brightness LEDs in illumination applications will increase at a compound annual growth rate of approximately 44% from 2002 to 2007.

Solid-State Lighting in Indication, Signaling and Mobile Electronics Applications. As the light output and initial cost of LEDs have improved, characteristics such as their energy efficiency, ruggedness and flexible form factor have prompted their adoption in a wide range of new indication applications. For example, LEDs are now widely used in automotive brake lights, where they offer automobile manufacturers increased design flexibility and their reliability and rapid response provide safety advantages. Similarly, LEDs have replaced incandescent lamps in many traffic lights, where their long source life and low power consumption provide municipalities with substantial savings in the cost of light. As a result, nearly 30% of the traffic lights in the United States now use LEDs as their light source. The market for high brightness LEDs in mobile appliances such as cellular telephones, digital cameras and other hand-held electronic devices is estimated by Strategies Unlimited to have been approximately $1.2 billion in 2003. High-end cellular telephones contain as many as 30 LEDs, used as backlights to displays and in keypads. In markets such as these, where LEDs have proven effective, they have achieved rapid penetration.

Solid-State Lighting in the High Performance Lighting Market. The unique performance characteristics of LEDs, combined with their potential for powerful digital control, have also made solid-state lighting attractive to customers in various high performance lighting markets that have historically placed high value on lighting products that offer advanced technology, specialized capabilities and high performance. These include markets such as:

•	architectural lighting;

•	restaurant and hospitality lighting;

•	retail and merchandising;

•	theatrical and television studio lighting; and

•	signage and corporate identity.

In high performance lighting markets such as these, light is used primarily for visual impact, to create a specific aesthetic or other effect integral to the operation of the user’s business. Customers in these high performance lighting markets use colored light to transform spaces, build brands, stimulate purchases or create excitement. They often deploy lighting systems in novel ways, or in technically challenging environments. The lighting and design professionals and end-users who use light in these kinds of applications are often early adopters of new technology, and have been among the first to embrace solid-state lighting technology as a means of exceeding some of the limitations of conventional lighting technologies.

Attributes of solid-state lighting that have made it attractive to early adopters in high performance color lighting markets are also potentially valuable in general lighting applications. In these applications, white light is used for utility, i.e., for illumination of areas and tasks rather than for visual impact. Innovative uses of solid-state lighting are already appearing in new construction projects, as developers of high-end commercial projects seek to distinguish their properties visually and also to reduce their operating costs. Opportunities are emerging to apply solid-state technology in specialized illumination applications where, for example, lighting of small spaces is required, installations are in remote or awkward locations or in harsh, vibration-prone environments, or other special challenges make the unique attributes of solid-state lighting necessary or desirable.

Further improvements in the brightness, color quality and color-rendering capabilities of white light LEDs, as well as in their initial cost and source life, will be necessary before solid-state lighting can be widely adopted as a substitute for traditional technologies as a source of white light for general illumination purposes. LED manufacturers currently are devoting substantial development effort to improving the aesthetic quality of white light produced by LEDs, such as its color temperature, to make it more suitable for use in general lighting. Color temperature is an indication of the color of the light, with lower color temperature corresponding to warmer shades of white and light of higher color temperatures corresponding to light that contains more blue. Early white light LEDs produced light that was too high in color temperature to be acceptable by consumers for use in residences or in many commercial applications. The ability of a light source to properly render the colors of objects it illuminates, or color rendering index, is another important attribute where use in general lighting applications is concerned. To date, the color rendering index of commercially available white light LEDs has been inferior to that of traditional light sources.

We believe that competition among LED manufacturers will overcome many of these technical obstacles, and that just as solid-state lighting has rapidly penetrated other markets, advancing white light LED technology and customer demand for new uses of light will create growing opportunities for application of solid-state white light technology in segments of the general lighting market.

The Color Kinetics Solution

We are a pioneer in the development, marketing and licensing of intelligent solid-state lighting systems that meet the demanding requirements of the high performance lighting market. Our systems take advantage of the rapid advances in LED performance, efficiency and cost that have resulted from competition among the semiconductor manufacturers that supply us with LEDs. We seek to make the benefits of solid-state lighting technology accessible to users, and to promote its adoption in new markets, by providing solid-state lighting products and systems that are easy for customers to specify, purchase, install and operate.

We believe that we offer our customers a number of key benefits, including the following:

•	Breadth of Intelligent Solid-State Lighting Solutions. We believe customers in the high performance lighting market seek a vendor that can offer the full range of products and services necessary to provide a complete, turn-key lighting solution. We offer a broad line of solid-state lighting products that, we believe, provide superior functionality, reliability, safety and environmental friendliness. The patented digital control technology embedded in our products enables them to act intelligently and to provide large, complex light installations that display millions of colors in dynamic, changing effects, and yet are easy for customers to program and use. We know of no other vendor that can match our ability to deliver, from a single source, integrated lighting systems that include all the components and services necessary to design, install and operate sophisticated solid-state lighting displays for a wide range of applications.

•	Reliability and Ease of Use of Our Systems. Our intelligent solid-state illumination systems are designed to be easy for customers to install and use, from their installer-friendly form factors, to their powerful and flexible digital control intelligence, to the intuitive drag-and-drop functionality of our light show authoring software. Our products are certified by Underwriters Laboratories and by similar certification organizations in Canada, Europe and elsewhere. Due to their mature design and our rigorous quality control processes, our systems are reliable and field proven, having been installed in thousands of customer sites worldwide.

•	Ability to Rapidly Commercialize New Technologies. We work closely with our customers to conceptualize, develop and rapidly deliver to market products that meet their requirements as to functionality, performance, quality and price. Our product development cycle, from conception to commercial product release, is relatively short, typically ranging from six to twelve months. During 2003, we introduced more than 15 new products and major product enhancements, and expect to announce more than 30 new products and major product enhancements in 2004. We believe that our ability to rapidly bring to market new products incorporating advanced technology enables us to better serve our existing customers, as well as to quickly take advantage of opportunities in new markets as they arise.

•	Breadth and Depth of Domain Expertise. The design, manufacture and installation of solid-state lighting systems is complex and presents unique technical, environmental and regulatory challenges. We have developed extensive know-how in electrical, optical, mechanical and thermal engineering which we use in developing and manufacturing our products and in providing a range of engineering, and support services to our customers. We also have extensive knowledge of the specialized requirements of customers in a variety of vertical markets, such as the entertainment and theatrical lighting industries and the hospitality industry. We believe that our deep technical expertise and applications knowledge enables us both to deliver superior products and to better support our customers in designing, implementing and operating high-impact lighting installations.

•	Proven Track Record. Our intelligent solid-state lighting systems have been installed in thousands of user sites around the world. At May 14, 2004, we had agreements with 25 OEM customers and licensees that we believe are developing or making products incorporating our technology in a variety of markets. We have gained the confidence of lighting and design professionals and their clients around the world, who rely upon us to deliver advanced technology, reliable, high performance products and comprehensive support services. We use our extensive portfolio of high-profile reference sites as an important selling tool, to evidence the breadth and depth of our experience, the quality of our products and the satisfaction of our customers.

Our Strategy

Our objective is to be the leading provider of intelligent solid-state lighting systems. We also seek to use superior digital control technology as a point of entry to new products, applications and markets. Our strategy in seeking to attain these objectives includes the following key elements:

•	Extend Technology Leadership and Intellectual Property Position. We believe our proprietary technology and the protection afforded by our patent portfolio are significant competitive advantages. We further believe that as the technology involved in the design and manufacture of LEDs matures and standards emerge, the greatest opportunity to provide compelling new products and applications for solid-state lighting will come through advances in digital control technology. Our objective is to have our proprietary digital control technology become the de facto standard for solid-state lighting. We currently hold 28 patents and have more than 115 patent applications pending in areas ranging from production techniques to new methods and applications of digital control of solid-state lighting devices. We intend to continue to innovate by developing new advanced digital control techniques, exploring the capabilities of new generations of LEDs as they become available and refining our product engineering and manufacturing capabilities. We will seek, and where necessary, take appropriate action to enforce patent protection for these innovations. We will also seek to promote the adoption of solid-state lighting technology by participating in and cooperating with industry groups and standard-setting bodies.

•	Leverage Core Technologies to Expand Product Offering. In our research and development efforts, we intend to focus on the digital control technologies that we believe provide our strongest competitive advantage, of which our patented Chromacore and Chromasic technologies already provide the core. We also intend to continue to expand our product line by adding new categories of lighting devices, enhanced digital control and authoring capabilities and new value-added services, with the goal of providing our customers with the most complete solution to their solid-state lighting requirements, whether simple or complex.

•	Expand OEM and Licensing Businesses. We are devoting significant resources to further developing our OEM and licensing businesses. We seek to develop relationships with leading companies both inside and outside the lighting industry, with a view not only to expanding our market reach, increasing our total revenues and improving our profit margins, but also to promoting the rapid adoption of our digital control technology. We will continue to seek additional opportunities to license our technology to companies in industries that cannot efficiently be addressed by our direct sales force, manufacturers and distributors.

•	Strengthen Brand Awareness. A key component of our marketing strategy is to strengthen awareness of our Color Kinetics, Chromacore and Chromasic brands. Our agreements with OEM customers and licensees generally require that OEM products containing our intelligent solid-state lighting modules be labeled with our Chromacore mark, and that products utilizing technology licensed from us be identified as licensed by Color Kinetics. We aim to reinforce the marketplace perception of high quality of our products by branding their most important element: the digital control technology behind the system.

•	Expand Direct Sales Operations and Distribution Channels. We use multiple distribution channels to extend the reach of our sales and support organizations, accelerate adoption of our intelligent solid-state technology in new markets and create additional sources of revenue. We intend to devote substantial resources to expanding these distribution channels, as well as to increasing the scale and geographical coverage of our direct sales efforts, particularly in international markets.

•	Enter Markets Beyond High Performance Color Lighting. We believe that our patents and patent applications that are applicable to the white light market, which include techniques for controlling the color temperature of white light produced by solid-state lighting devices, will help us to move beyond our core specialty lighting market to more widespread application in the broader lighting market. We expect to introduce products in the white light market for the first time in the second half of 2004. We expect these products to include dimmable accent lights, high output linear lights using our new digital power processing technology, wall washers and linear strip lights.

Products and Services

We offer a broad range of intelligent solid-state lighting products and services that are designed to meet the diverse requirements of our customers. Our products combine the advantages of LEDs as a light source with the intelligence of digital control. Each lighting device includes a subassembly typically consisting of red, green and blue LEDs, mounted on a circuit board with a microprocessor. Using our patented Chromacore technology, the microprocessor drives the LEDs to provide millions of colors, controlling all aspects of the illumination, including color, brightness and special effects. Many of our newest products also employ our patent-pending Chromasic technology, in which a custom-designed integrated circuit combines power, communication and control in a single silicon chip, enabling a module the size of a pencil eraser and containing as few as four components to generate billions of color combinations. Our Chromasic technology also provides significantly increased flexibility in addressing and controlling large numbers of lighting addresses. We believe that the patented digital control technology that is embedded in our products enables features, performance and practical benefits that are not available from other vendors.

Products

We offer two principal product lines: lighting systems and OEM modules. Our lighting systems include all the hardware, software and other components necessary to implement dynamic, color lighting installations in interior or exterior environments. Our OEM products are a standardized line of solid-state modules that can readily be incorporated by other manufacturers in their products, enabling them to rapidly bring to market the benefits of our proprietary technology. We provide engineering, integration and technical support services to assist our customers in specifying, designing, integrating, installing and operating our systems.

Lighting Systems

Our lighting systems, marketed under the Color Kinetics brand, are typically specified by a lighting designer, architect or interior designer, and are purchased by electrical contractors or project owners for installation. Our lighting systems product line includes lighting devices, digital controllers and software, power and data supplies, peripherals and accessories.

Lighting Devices

We house subassemblies containing varying numbers and types of LEDs in enclosures of different shapes and sizes, to provide lighting devices that offer form factor, brightness, directional characteristics and other attributes that are appropriate for a variety of environments and purposes. We purchase the LEDs we use in our lighting devices from semiconductor manufacturers and combine them with other standard electrical components and enclosures, lenses and other components and subassemblies designed specifically for use in our products. Our lighting devices are available in a range of intensities, physical configurations and price points, and include the following:

•	indirect cove lights in numerous configurations for alcove, under cabinet and backlighting (iColor Cove, iColor Cove NXT, iColor Cove EC, unoColor Cove);

•	direct-view and indirect view linear lights for interior and exterior accents, contours and highlights (iColor Accent, iColor Fresco);

•	intelligent “string lights” utilizing our Chromasic technology, suitable for interior and exterior illumination of three-dimensional shapes for signage, landscape, alcove and aisle lighting (iColor Flex SL);

•	light tiles utilizing our Chromasic technology for recessed or surface mounting to create intricate, dynamic color light displays on interior and exterior ceilings, walls, facades or other surfaces (iColor Tile FX);

•	replacement bulbs designed to be compatible with standard bi-pin and Edison-mount based fixtures (iColor MR and LightTro);

•	architecturally-styled interior and exterior flood, spot and linear lights for washing walls and other large surface areas (ColorBlast 12, ColorBlast 6, ColorBurst 6, ColorBurst 4, ColorCast 14);

•	fully submersible spotlights for use in fountains, landscaping, theme parks and marine applications (C-Splash 2); and

•	high performance “border lights” that provide far-reaching casts of color for theatrical, entertainment, TV studio and architectural applications (ColorBlaze 72, ColorBlaze 48).

Digital Controllers and Software

Control technologies are at the heart of an intelligent solid-state lighting system. The objective of our digital control technology is to provide sophisticated control, easy-to-use interfaces and simplified integration. Our products support the DMX communication standard widely used to control theatrical lighting and stage equipment, and are also compatible with Ethernet protocols and other standard computer interfaces, as well as popular third-party architectural lighting control systems. Our control systems and authoring software eliminate the need for expensive lighting boards and automate the time-consuming process of manually programming each individual lighting address for each step in the progression of the light show.

We offer controller products suitable for applications ranging from small, simple installations to extremely large and complex installations. Our controller and software offerings include:

•	entry-level controllers that allow the user to easily select pre-programmed lighting effects though the push of a button or a twist of the dial, for installations involving smaller numbers of lighting addresses (ColorDial, Synchronizer, Multi Synchronizer);

•	mid-level digital storage and playback control devices that accept the download of custom lighting shows and play them back, for installations with up to 170 individual lighting addresses (iPlayer 2, Controller Keypad, SmartJack 3);

•	authoring software with a graphical user interface that permits end users to design custom lighting shows on a PC, for download to one of our storage and playback devices or playback directly from a PC (ColorPlay); and

•	advanced control system, consisting of integrated hardware and software modules, which dramatically reduces the effort involved in designing and playing back intricate, large-scale lighting effects. The Ethernet-based system is scalable to multiple DMX universes, permitting the control of tens of thousands of individual lighting addresses (Light System Manager).

Power Supplies, Peripherals and Accessories

We supply a range of power supplies, some including integrated Ethernet capabilities, designed specifically to provide power and send data from digital controllers to our lighting products. Additionally, we provide data enablers, addressing devices, wiring harnesses, power and data cables, adapters and other specialized components for use in installation of our products. We also sell lighting accessories that are used to direct and control the quality of light, particularly in theatrical or entertainment applications. In addition, numerous companies now offer peripherals and accessories specifically designed to be compatible with Color Kinetics products.

OEM Products

We offer a range of intelligent solid-state lighting modules and other products for sale on an OEM basis. Many of the subassemblies and components developed for use in our lighting devices are made available as OEM products. Our OEM offerings include:

•	standardized modules, which we call Digital Light Engines, consisting of LEDs and microprocessors mounted on circuit boards, in various sizes, shapes and brightness configurations;

•	replacement bulbs designed to fit into standard bi-pin and Edison-mount based fixtures (iColor MR and LightTro);

•	digital controllers, authoring software and power/data supplies;

•	custom designed subassemblies;

•	components, including microprocessors and LEDs; and

•	consumer novelty products which were previously marketed under the Color Kinetics Sauce brand and are now made available under license to OEMs, including battery-operated light wands and other novelty lights, color-changing light jewelry, and color-changing accent lights that plug into standard wall sockets.

OEM customers have incorporated our Digital Light Engines and other OEM products in applications in a variety of industries, including architectural and entertainment lighting, automotive aftermarket, pool and spa, aerospace and gaming. The purchase of a Digital Light Engine or other OEM product includes a license to use any applicable Color Kinetics patents. In most cases, our OEM customers market their products under their own brands. To promote awareness of our proprietary solid-state lighting technology and our brand, our agreements with OEM customers generally require that products that contain our OEM lighting modules be labeled with our Chromacore mark, and that products including our licensed technology be identified as licensed by Color Kinetics.

Services

We provide a range of professional services to assist our customers in specifying, designing, installing, and operating our lighting systems. We provide site surveys to assist in the specification of appropriate products, on-site installation supervision services to ensure that the system is properly installed and operational, and programming services using our authoring software tools to create customized light shows. When customers request that we develop specific modifications to our products in response to their specific requirements, we perform these non-recurring engineering services at the customer’s expense. We also offer technical support that includes extensive technical documentation, tutorials, software downloads, development tools and around-the-clock telephone hotline support.

We offer OEM customers technical support services to assist them in successfully integrating our technology in their products. They also receive detailed reference information covering thermal, power, optics, regulatory and other considerations affecting the integration of our OEM products, as well as guidance concerning the use of our authoring products and standard DMX and other control techniques.

Next Generation Products and Technologies

During 2004 we plan to announce a number of new technologies and new and enhanced products that we believe will continue to distance us from our competitors and broaden the market opportunities for our intelligent solid-state lighting systems. Among the most significant of these next generation products and technologies are the following:

•	Digital power processing supply and drive technologies which enable the power supply to be integrated into the lighting unit, eliminating the need for a separate remote power supply. An installer can now run 110 or 230-volt line voltage directly to the light fixture, greatly simplifying installation complexity and reducing cost. This technology will be incorporated into a number of new products introduced in 2004.

•	Linear indoor/ outdoor lighting products incorporating high output LEDs that will be our first product to feature our new digital power processing technology. An electrical contractor will be able to install long runs of these units on a standard 15-amp household circuit.

•	A range of white light products, including dimmable and color temperature-controllable accent lights, linear high output lights using our new digital power processing technology, wall washers, and linear strip lights.

•	Enhanced versions of our advanced authoring software with extended multimedia capabilities, as well as new hardware modules intended to simplify integration with third-party control systems and provide enhanced performance for ultra-large installations.

Markets and Applications

We believe certain key attributes are sought by most customers in all the markets we serve. These include:

•	Flexibility: Lighting and design professionals seek flexibility in designing, locating and installing lighting displays in a variety of interior and exterior environments and on scales ranging from the intimate to the monumental.

•	Performance: Users in these markets require systems that are capable of providing light of varying intensity in a full range of saturated colors that are accurate and consistent over time, and also are robust, reliable and energy-efficient.

•	Control: Our customers demand control. They seek the creative freedom to create complex, dynamic lighting displays or shows, potentially involving thousands of individual light sources and including dramatic, color-changing effects such as fades, wipes and chases, animated graphics, coordination with musical or other programming, and interaction with external data sources such as building automation systems.

Lighting Systems

The markets for our lighting systems include the traditional markets for color-changing lighting such as theater and entertainment venues. However, many applications for this technology exist in additional markets such as retail merchandising, hospitality, signage, exhibits, and commercial and residential architectural spaces. Our lighting systems have been installed in thousands of end-user sites worldwide. The following table describes applications of our technology in selected target markets, and describes representative end-users or installation sites in each market.

Market Segment	Representative End-Users or Installation Sites

Commercial and Civic Architecture

Our lighting systems are used to differentiate and accentuate architectural elements in a wide variety of corporate offices, public spaces, bridges, monuments, fountains, government facilities, churches, schools, universities, and hospitals	Cathay Financial Center, Children’s Hospital Boston, Delaware River Port Authority, New York State Bridge Authority, Nortel Networks

Example: Northwest Airlines McNamara Terminal (Detroit) An 800-foot passenger tunnel, featuring sculpted art glass panels, stretch fabric ceilings, and custom-composed music is lit entirely by Color Kinetics’ systems. Nearly 9,000 feet of cove lights and 120 high output floodlights installed.

Market Segment	Representative End-Users or Installation Sites

Hospitality

Hotels, casinos, cruise ships, restaurants, bars, and nightclubs add entertainment elements to their properties to attract and retain patrons. Dynamic lighting is an effective tool because much of this industry’s business comes alive in the evening hours	Carnival Cruise Lines, Foxwoods Resort Casino, Harrah’s Atlantic City, MGM Grand Hotel and Casino, Mohegan Sun, New York Marriott Marquis, Rainforest Café, Royal Caribbean International, Sands Casino Hotel, Sheraton Seattle

Example: Hard Rock Hotel & Casino (Las Vegas) Color Kinetics systems replaced a conventional lighting system to illuminate the 120-foot façade of this landmark hotel and casino, delivering not only new levels of creative capabilities, but also ease of maintenance and energy conservation.

Retail and Merchandising

Retailers competing for customer attention add entertainment value to the shopping experience by using dynamic lighting in their overall store design, in visual merchandising programs, and in store window displays	Esprit, Harrods, Limited Too, Michael K, Saks Fifth Avenue

Example: Pokèmon Center (New York) Color Kinetics systems are used throughout the store’s 10,000 square foot retail space in ceiling accents, domes, interior displays and a street level window display.

Entertainment, Events and Theatrical Production

Theaters, concert halls, amusement parks, themed environments, and producers of live performances and events make extensive use of dramatic theatrical lighting and appreciate the enhancement dynamic lighting adds to set design, stage lighting and themed displays	Brunswick Zone, Goodman Theater, NBA and NHL All-Star Games, N’Sync Performance/ MTV Video Music Awards, Symphony Hall/ Boston

Example: Hairspray (Broadway musical) The set of the award-winning musical Hairspray features a unique backdrop comprising hundreds of digitally controlled points of color-changing light designed using Color Kinetics systems. Over 600 spotlights are installed.

TV Production

Studio-based television news programs, game shows and talk shows use dynamic lighting to add excitement, glamour and identity to show set designs and fill lighting	Super Millionaire

Example: Wheel of Fortune (Sony Pictures Television) The set of this popular television game show features several applications of our technology, including the famed wheel itself, the state-of-the-art electronic puzzle board and the frame of two large TV monitors.

Electronic Signage and Corporate Identity

Signage and point of purchase designers and fabricators use dynamic lighting in projects such as backlit and uplit displays, glass signs, interior or exterior signs, and channel letters	Brookstone, Legal Sea Foods, ClearChannel Spectacolor (Washington Mutual Bank)

Example: Loews Theaters (New York) The six-story sign for the flagship Times Square theater uses our custom designed floodlights within the Loews letters to create dazzling synchronized lighting effects.

Market Segment	Representative End-Users or Installation Sites

Residential Architecture

Specialty and accent lighting are used in residential projects for applications such as cove, cabinet, under counter and landscape lighting and home theaters	Private residences worldwide Example: Hawaii Residence Our systems are used throughout a contemporary home, from the grand hallway, to the master bedroom, to the home theater.

Exhibits, Display, and Museums

Dynamic lighting is used in trade show booths and museum displays to highlight featured areas or to add impact and entertainment value to the overall display	The Mary Baker Eddy Library, Henry Art Gallery, Metropolitan Museum of Art/ New York, The Children’s Museum of Indianapolis

Example: Sub Postmaster 2003 (London, England) At the annual Post Office and Convenience Retailing show in London, our systems illuminated the interior of an ultra high-tech tunnel that was the exhibit’s focal point.

OEM and Licensing Markets and Applications

We seek to establish OEM relationships with companies that we believe are leaders in their respective markets, offer high quality products, have strong product development and distribution capabilities and can rapidly bring to market the benefits of our proprietary technology in markets that are not otherwise served by our direct sales efforts.

We actively seek to license our patents and technology, both in the architectural lighting market and in specialty lighting markets. We typically require that OEM products interoperate with our control systems, consistent with our objective of establishing our control systems as the industry standard for intelligent lighting systems.

In our licensing efforts we seek to negotiate high royalty rates that reflect the value of our technology and know-how and our patent position. Other factors that influence royalty rates include product margins, committed minimum royalties, fixture prices, the market position of the partner, and other factors.

In general, we do not enter into exclusive OEM agreements or licenses except where we believe that a single company has a strong position in a vertical market.

A partial list of our current OEM and licensing customers, and their market segments, is as follows:

Architectural Lighting:

Arc Lighting Systems: a manufacturer of architectural lighting

Sistemalux: a Canadian manufacturer of architectural lighting

Targetti Sankey: an Italian manufacturer of architectural lighting

Visa Lighting: a manufacturer of architectural lighting

Zumtobel Staff Lighting: a division of Zumtobel AG, an Austrian manufacturer of architectural lighting and control systems

Automotive Aftermarket Lighting:

Theory3: a manufacturer of automotive aftermarket products

Entertainment Lighting:

Altman Stage Lighting: a manufacturer of theatrical lighting products

Cinepronic: a Mexican manufacturer of theatrical lighting products

Pool and Spa:

Balboa Instruments: a manufacturer of OEM control systems in portable and above-ground spas

Hayward Pool Products: a manufacturer of pool and in-ground spa products

Consumer Products:

Display Supply and Lighting: a licensed reseller of consumer products

Holmes Group: a manufacturer of a diversified line of consumer products

Landscape Lighting:

Pathlight: a British manufacturer of paving lights

Aerospace:

B/E Aerospace: a manufacturer of cabin interior products for commercial aircraft and business jets, and an aftermarket distributor of aerospace fasteners

Digital Entertainment and Gaming:

James Industries: a sub-assembly manufacturer and distributor for the coin-operation market, including slot machines, vending machines, pinball machines, pachinko machines, and jukeboxes

Mikohn Gaming: a manufacturer of gaming devices

Touchtunes: a Canadian manufacturer of digital downloadable jukeboxes

We are exploring opportunities in additional vertical markets in which we believe our technology could find ready application. In certain of these markets we have already obtained patents or have patent applications pending to protect the use of our proprietary technology. Potential OEM and licensing markets currently under evaluation include:

•	agriculture

•	automotive OEM suppliers

•	defense systems

•	machine vision

•	medicine

•	photography

•	salon and beauty

Intellectual Property Strategy and Technology

Our intellectual property strategy has two elements. We employ a market-driven intellectual property strategy, intended to establish a strong patent position in each of three areas: the color architectural lighting market; other specialty markets for color lighting applications; and the general white light market. We also employ a technology-driven intellectual property strategy, focused on obtaining patents that cover our innovations at all levels, ranging from core technology and products to high-level control systems, complete lighting systems, applications and methods of use.

Our intellectual property strategy is directed by a cross-functional team that includes both of our co-founders and other members of senior management, executives from the OEM and licensing and engineering groups and inside and outside patent counsel. Since our inception, we have sought to build a patent portfolio that will protect our core business and provide high-value licensing potential. Rather than filing short, narrow patent applications on core technologies and products, as is typical of the semiconductor and lighting industries, we generally file extensive patent applications, usually hundreds of pages long. Accordingly, we have disclosed many different technologies and market applications in each filing, including not only our own implementations, but also identifiable alternatives and design-around solutions. We file continuation and divisional applications as appropriate, with the objective of generating multiple patents from each application, ideally with overlapping coverage that applies to many different products and markets. We have 28 issued patents and over 115 pending patent applications, including foreign applications in many jurisdictions.

Fundamental Technology Patents

As an early entrant to the solid-state lighting market in 1997, we sought to patent many aspects of intelligent solid-state lighting systems that we consider to be fundamental to our business.

One of our earliest patents protects our Chromacore technology, a method of controlling the intensity and color of light provided by multiple colored light sources such as LEDs. Chromacore applies the previously known technique of pulse-width modulation, whereby each LED is switched on and off so rapidly that the human eye perceives the LED as constantly lighted, with an intensity that is proportional to the duration, or “width,” of the pulses of light (i.e., that corresponds to the percentage of time that the LED is switched on, rather than off). If multiple LEDs of different colors are driven in this way, the result, as seen by the human eye, is a single, mixed color, based upon the perceived intensity of each colored light source. Our Chromacore technology is a proprietary method of implementing pulse-width modulation through software and firmware that is embedded in a microprocessor, which drives the LEDs. Chromacore technology is incorporated in each of our color-changing solid-state lighting modules, including white light products we expect to release in 2004.

Many of our patents and patent applications apply to digital control technologies that we use in all of our served markets, such as:

•	pulse-width-modulation systems for driving solid-state lighting components to produce color changes in response to a data signal, embodied in our Chromacore technology, as well as other driving techniques, such as pulse amplitude modulation;

•	improved drive circuits for high-power LEDs;

•	interfaces for delivering control signals to solid-state lighting devices over networks using a variety of standard communications protocols, including Ethernet and DMX (the industry standard for theatrical lighting);

•	methods for conveniently associating network addresses of solid-state lighting devices that are deployed in large or complex arrangements with physical locations, including smart sockets, smart network cables, and a linear addressing protocol that is embodied in our proprietary Chromasic chip;

•	authoring systems for complex lighting shows and effects, including object-oriented systems that translate inputs like Flash software animation and video into corresponding lighting control signals;

•	user interfaces for solid-state lighting systems, including players for downloading and conveniently delivering control signals for shows and effects to solid-state lighting units; and

•	operating system software and related hardware for conveniently delivering complex shows and effects rapidly over a network.

In addition to control technologies, we have designed and optimized thermal, power, mechanical and optical aspects of our systems. For example, we have developed:

•	thermal management systems for solid-state lighting, including conductive and convective systems designed to optimize retrofitting solid-state lightings into conventional sockets and fixtures;

•	power systems for solid-state lighting illuminators, including combined power/data systems embodied in our Smartjuice technology, power factor control systems, methods for allowing solid-state lighting to operate with conventional line voltage, and systems for placing solid-state lighting units on dimmer circuits;

•	mechanical systems for enabling solid-state lighting, including circuit boards for architectural lighting fixtures and mechanisms for allowing solid-state lighting systems to retrofit into conventional sockets and fixtures; and

•	optics for solid-state lighting systems, such as lenses, diffusing tubes and diffusing panels.

Our patents and patent applications apply to solid-state lighting implementations using many forms of semiconductor lighting in addition to LEDs, including emerging solid-state technologies such as organic LEDs, fluorescing chemicals, luminescent polymers, and others.

Market-Driven Intellectual Property Strategy

In addition to obtaining patents directed to fundamental technologies used in our products, we also seek patent protection for methods of using our technology in specific markets and applications. For example, in the architectural lighting market, we have patents that are directed to:

•	various architectural lighting fixture types, including wall-washing lights, linear lighting fixtures, and tile lights;

•	lamps, bulbs, and circuit boards designed to work with architectural lighting fixtures;

•	methods to make solid-state lighting systems compatible with the installed fixtures and wiring for traditional lighting; and

•	methods for illuminating materials in architectural lighting environments based on features of the materials.

Other vertical markets to which we have directed patents and patent applications that relate to industry-specific applications and methods of use include, pools and spas, transportation environments, automotive aftermarket lighting and a number of other markets in which we already have, or are pursuing, OEM and licensing relationships.

White Light Technology

A number of our patents that apply to color solid-state lighting in the architectural lighting market and the specialty lighting markets also apply to the white light market, as white light color temperature control is one implementation of general color control. In addition to those relating to white light color temperature control systems, we have patents and patent filings covering:

•	placing solid-state lighting systems on dimmer circuits;

•	mechanical and electrical systems for retrofitting solid-state lighting systems into fixtures and sockets for traditional lighting sources, such as incandescent, fluorescent, and halogen;

•	color temperature control systems for producing high-quality white light from solid-state lighting systems; and

•	methods for using white light systems in a variety of environments, such as retail, beauty, medical, machine vision, and other environments where light quality is important.

We believe that our patent activity in color solid-state lighting systems and the applicability of many of those patents in the white light market provide us with an opportunity to take a leadership position in intellectual property for the white light market. We also have other innovations in the white light field and are actively working to extend our patent coverage in that market.

Intellectual Property Protection

Because the patent position of technology companies involves complex legal, scientific, and factual questions, the issuance, scope, validity and enforceability of patents cannot be predicted with certainty. Issued patents can be challenged, invalidated, or circumvented. Furthermore, others may independently develop alternative products or technologies that compete with our patented products. Thus, our patents may not provide adequate protection against competitors.

We also attempt where appropriate to protect our proprietary information with contractual arrangements and under trade secret laws. Our employees and consultants generally enter into agreements containing provisions with respect to confidentiality and the assignment of rights to inventions made by them while in our employ that relate to our business. We cannot assure you that the degree of protection offered by trade secret laws and by our contracts will be sufficient to protect our intellectual property rights. Moreover, the laws of many foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In recent years, there has been significant litigation involving patents and other intellectual property rights. We have from time to time been notified of claims alleging that we are or may be infringing patents or intellectual property rights owned by third parties. A company that we sued for patent infringement in 2002, against which we still have litigation pending, recently acquired a patent from a third party and sued us for infringement of that patent. We could be sued by other parties for patent infringement in the future. Such lawsuits could subject us to liability for damages and invalidate our proprietary rights. In addition, intellectual property lawsuits may be brought by third parties against OEM and licensing customers that incorporate our intelligent solid-state lighting technology in their products. Plaintiffs in intellectual property cases often seek injunctive relief, sometimes on a preliminary basis before trial, which, if granted, could require us to stop selling products that contain the allegedly infringing intellectual property or take other actions that could be harmful to our business. If we were to be found liable for infringement of proprietary rights of a third party, the amount of damages we might have to pay could be substantial and is difficult to predict.

In addition to being subject to claims by third parties that we infringe their proprietary rights, we have in the past asserted, and may in the future assert, our intellectual property rights by instituting legal proceedings against others. We are currently the plaintiff in two patent infringement lawsuits. We cannot assure you that we will be successful in enforcing our patents in those or any other lawsuits we may commence, and any such litigation could result in a determination that one or more of our patents are invalid or unenforceable.

Whether we are defending the assertion of intellectual property rights against us or asserting our own intellectual property rights against others, such litigation can be complex, costly, protracted and highly disruptive to our business operations by diverting the attention and energies of our management and key technical personnel.

Sales and Marketing

We sell our intelligent solid-state lighting systems and OEM products through our direct sales force and through our global network of manufacturer’s representatives and distributors. At June 10, 2004, our direct sales force consisted of 20 sales professionals. These include direct sales, OEM sales and inside sales representatives, sales managers, and sales support personnel, located at our headquarters in Boston, Massachusetts, in the United Kingdom, in Hong Kong and elsewhere in China.

The sales channel for our intelligent solid-state lighting systems varies by application. For example, we typically serve the architectural lighting market in North America through manufacturer’s representatives who call on lighting designers, architects and other specifiers to educate them about the capabilities of our systems, promote the use of our products in particular projects, and assist in the design and implementation phases of the project. By contrast, we typically serve the entertainment niche through dealer/distributors who have expertise in the specialized requirements of the theatrical or television studio environment, and who provide system integration services. Other customers, such as national retailers with multiple locations, are served directly by our sales force.

Our indirect distribution network consists of manufacturer’s representatives throughout North America and dealer/distributors and value added resellers, or VARs, who stock our products and provide integration services in local markets worldwide. In North America, we refer orders for smaller lighting systems, generally those having a value of less than $10,000, to our distributor Color Kinetics Distribution, Inc., which is not affiliated with Color Kinetics. Distribution in Japan is carried out by Color Kinetics Japan, a joint venture in which we hold a 50% interest. We intend to increase the size of our direct sales force, both domestically and abroad, and to develop relationships with additional dealers, distributors and VARs.

We have developed strong relationships with prominent lighting designers, interior designers, architects and other professionals who design and oversee the installation of advanced lighting systems and influence the opinions and practices of others in the lighting industry. In the OEM market, we have entered into relationships with manufacturers of lighting equipment and related products who are, we believe, leaders in their respective market segments and can offer both significant expertise and broad distribution capabilities in selected target markets. Our relationships with these specifiers, influencers and industry participants enable us to educate the marketplace as to the benefits of our intelligent solid-state lighting systems. They also give us early notice of industry trends and assist us in developing and bringing to market products that are responsive to the evolving needs of the marketplace.

We host educational seminars, distribute product samples for demonstration purposes and make available an extensive portfolio of reference installations that showcase the use of our products by well-known architects and designers in prominent applications in various markets. We also maintain a marketing and marketing communication program, which conducts active media outreach to gain editorial coverage of our products and services in appropriate trade and business publications.

We have been active in solid-state lighting initiatives in industry organizations such as the National Electrical Manufacturers Association and the Illumination Engineering Society. We believe our participation in efforts to standardize the solid-state lighting field will help promote the wider use of solid-state lighting as well as further our standing as a leader in the field. We participate actively in industry events and trade shows and our executives frequently speak at conferences and seminars on subjects related to intelligent solid-state lighting.

Government Programs

The US Department of Energy, or DoE, has shown keen interest in development of solid-state lighting technology, because of its potential for large energy savings. The DoE has commissioned several studies that have concluded that substantial energy savings would result from use of solid-state lighting technologies. The DoE is actively funding further research and development initiatives in solid-state lighting within government and academic laboratories as well as many industry programs. The Environmental Protection Agency’s Energy Star program, an information and branding program facilitating identification and purchase of energy efficient products, includes standards for certain solid-state lighting systems, such as LED-based traffic signals and exit signs. Government agencies in other parts of the world, including the European Union, Canada, Japan, Taiwan and Korea, are also putting programs in place to encourage the adoption of energy-efficient devices such as solid-state lighting. We believe that government initiatives such as these are indicative of the long-term promise of solid-state lighting and also have the potential to accelerate the development and adoption of solid-state lighting systems.

Research and Development

Our products require the sophisticated integration of electronics, mechanical engineering, optics, thermal management, integrated circuit design, software and network communications technology. Our scientists and engineers design solid-state lighting modules, lighting devices, power sub-systems, digital controllers, application-specific integrated circuits, microprocessor firmware, applications software and network communications software, among other things.

We conduct separate programs for fundamental technology research and product development. Our fundamental technology research team, which includes our co-founders, is augmented by experts in digital control systems, software, electrical, thermal and optical engineering and power systems. Inventions by our fundamental technology research team are captured in patent applications and evaluated for their potential to be embodied in products. The most promising inventions are subjected to a rigorous product development process that includes feasibility analysis, market research and customer feedback. Products that receive market validation in this process are added to our product roadmap and are assigned aggressive engineering and development milestones leading to product introduction.

We perform research and development at our facilities in Boston and in Shenzhen, China. Our research and development expenditures for 2001, 2002 and 2003 were $2.8 million, $2.8 million, and $2.5 million, respectively.

Manufacturing, Distribution and Quality

We use contract manufacturers, primarily in China, to manufacture our products. These contract manufacturers supply all necessary labor and raw materials, other than LEDs and certain other key components. Recognizing the importance of managing our supply relationships through the use of on-site personnel, in early 2003 we opened an office in Shenzhen, China. This office is staffed by engineers and supply chain management and quality specialists, who are able to communicate on a daily basis with our contract manufacturers. We also maintain a warehouse facility in Shenzhen where we maintain an inventory of LEDs and other critical components, such as the ASICs used in our Chromasic technology. This close communication with our contract manufacturers and local staging of critical components helps us to maintain quality, tightly monitor our supply chain and accelerate our product development cycles.

We employ rigorous quality control procedures, conducting failure mode effect analysis during product design and conducting testing and acceptance of products at the contract manufacturers, including testing and burn-in of all solid-state lighting components to ensure proper function before shipment.

We source LEDs and other standard electronic components from a variety of solid-state lighting manufacturers. We depend on a small number of suppliers for certain components critical to the operation of our solid-state lighting systems. For some of these components we have only a single qualified supplier. For example, we currently purchase all the ASICs used in our Chromastic products from a single vendor. Similarly, we have a single qualified source of packaged power LEDs that we use in some of our products. We currently are qualifying multiple sources of power LEDs and white LEDs to better assure ourselves of adequate supplies of these components at reasonable costs. The process of identifying a qualified vendor and obtaining components in needed quantities from the new vendor is a time-consuming process, which can take from six to nine months or more. Our systems incorporate standard electronic components and other raw materials that are typically available from a number of vendors. However, we have in the past occasionally experienced delays in delivery or shortages of such components and materials. We typically do not enter into long-term agreements with our vendors, and thus in general have no contractual assurances of continued availability or favorable pricing of components and raw materials utilized in our systems.

One of the most significant challenges in semiconductor lighting markets is color consistency. Despite the efforts of semiconductor manufacturers to increase quality and consistency, LEDs of the same type from a single manufacturer can vary significantly in wavelength and intensity. Manufacturers place groups of similar LEDs in lots, or bins, that have similar color characteristics; however, if only a limited set of high-quality bins are used, then the manufacturer’s yield falls and the unit cost of the device typically increases. To address the need for color consistency while also facilitating the use of LEDs from a wider range of bins, we developed proprietary software, known as Optibin, for grouping LEDs from a wide range of different bins into lighting devices that produce light that is highly consistent from device to device. We license the Optibin software to our LED manufacturers, solely for use in sorting products for us, so that they can group LEDs from a wider range of bins for us, thus improving quality and reducing our costs.

We also outsource the order fulfillment function for our products. Large orders are fulfilled through a supply chain fulfillment center operated by a third party or by shipment direct from the contract manufacturer. Smaller orders, generally for less than $10,000, are fulfilled in the United States and Canada through an unaffiliated fulfillment organization, Color Kinetics Distribution, Inc., and in Europe by an unaffiliated distributor.

Certification and Compliance

We have developed and maintained a core competency in certification and listing processes for solid-state lighting systems. We believe we were the first to provide Underwriters Laboratory or UL-listed and UL-classified products for intelligent solid-state lighting. Where appropriate in jurisdictions outside the United States, we obtain other similar national or regional certifications for our products. Our broad knowledge and experience with electrical codes and safety standards has facilitated installation of our products even in municipalities with strict codes. Since existing codes and standards were not created with solid-state lighting systems in mind, we have worked closely with organizations that oversee codes and standards that are germane to solid-state lighting systems. We believe that certification and compliance issues are critical to adoption by customers, and our expertise in these areas provides us with an advantage over competitors.

Competition

In the high performance lighting markets in which we have primarily competed to date for the sale of our intelligent solid-state lighting systems, competition is fragmented. Our systems compete with lighting products utilizing traditional lighting technology provided by many vendors. In addition, we face competition from a smaller number of manufacturers of traditional lighting equipment that have developed one or more solid-state lighting products. In general, each of these competitors has, to date, offered only a limited range of solid-state lighting products, often directed to narrow applications, and none, to our knowledge, is currently able to offer an integrated digital control system such as ours, or the breadth of products and services that we provide.

In the white light market, which we plan to enter in 2004, we expect to encounter competition from some of the types of competitors described above. Additionally, to the extent that we seek to introduce white light products for use in general lighting applications, such as retrofit bulbs and lamps for standard fixtures, we expect to encounter competition from large, established companies in the general lighting industry such as General Electric, Matsushita, Osram Sylvania and Philips Lighting, each of which has, we believe, undertaken initiatives to develop white light LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of solid-state lighting systems than we do.

In each of our markets, we anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us by introducing more complete systems that do not infringe our patents.

Employees

As of June 10, 2004, we had 79 full-time employees, including 26 in sales, marketing and licensing, 37 in research and development and product related support service, including product management, engineering, supply chain management and quality and 16 in general and administrative functions. Of these, 65 are employed at our headquarters in Boston, Massachusetts and elsewhere in the United States, and the remainder are employed in the United Kingdom, Germany and China. From time to time, we also employ independent contractors and temporary employees to support our general and administrative functions, engineering and supply chain management. None of our employees is represented by a labor union, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Facilities

Our headquarters are located in Boston, Massachusetts, where we lease approximately 44,000 square feet under a lease expiring in August 2007, with a five-year renewal option. We occupy approximately 24,000 square feet of this space, and sublease the balance of this space to an unrelated party under a sublease expiring in August 2007. We expect that these facilities will be adequate to meet our needs through the end of 2005, and that suitable additional or substitute space will be available thereafter as needed. We also lease approximately 2,000 square feet of office space used by our manufacturing, supply chain management and quality control personnel and an additional 4,000 square feet of warehouse space used for staging of raw materials and finished goods, in Shenzhen, China. The leases for our facilities in China have remaining terms of between one and two years.

Legal Proceedings

Super Vision International, Inc.

In March 2002, Super Vision International, Inc., or Super Vision, filed a lawsuit in the United States District Court for the Middle District of Florida seeking a declaratory judgment that certain of our patents are invalid, that Super Vision’s products do not infringe the patents in question, and that the patents are unenforceable. Super Vision subsequently amended the complaint to add claims for interference with prospective business relationships, unfair competition, trade disparagement and defamation.

In June 2002, we filed a lawsuit against Super Vision in the United States District Court for the District of Massachusetts. In this litigation, we allege that certain products of Super Vision, including solid-state architectural lighting fixtures, pool lights and spa lights, infringe four of the patents at issue in Super Vision’s declaratory judgment action and one additional patent. Proceedings in our lawsuit against Super Vision were temporarily stayed for the purpose of pursuing settlement negotiations, but these negotiations were not fruitful.

Upon renewal of the proceedings, Super Vision’s lawsuit in Florida was transferred by the court to the United States District Court for the District of Massachusetts, where our motion to consolidate the two cases is pending. The cases are in the discovery phase, with a so-called “Markman” hearing on patent claim interpretation currently scheduled for October 2004 and trial currently scheduled for January 2005. We believe that Super Vision’s claims of invalidity, unenforceability and non-infringement of the patents at issue in our infringement suit against Super Vision, and its claims against us of interference with prospective business relationships, unfair competition, trade disparagement and defamation, are without merit.

On March 4, 2004, Super Vision announced that it had acquired from High End Systems a patent relating to variable color lighting systems. On March 5, 2004, Super Vision filed a lawsuit in the United States District Court for the Middle District of Florida alleging that Color Kinetics has infringed the High End patent and seeking damages of $10.5 million. We had previously investigated the High End patent and concluded that our products and technology do not infringe any valid claim of the patent. Accordingly, we believe that Super Vision’s High End Patent Lawsuit is without merit and intend to defend against it vigorously.

We moved to amend the case that we filed against Super Vision in Massachusetts to include requests for declarations that the High End patent is not infringed by Color Kinetics, is invalid and is not enforceable. The Massachusetts court allowed that amendment and we are now seeking to transfer Super Vision’s most recent Florida case to Massachusetts as well. Since all of the claims are now before the court in Massachusetts, we may request that the court adjust the trial discovery and trial schedule.

TIR Systems, Ltd.

In April 2004, we commenced an action in the United States District Court for the District of Massachusetts against TIR Systems, Ltd., a supplier of traditional lighting products used primarily in corporate identity, commercial and industrial applications that has recently begun to market solid-state lighting products. In our complaint, we allege that solid-state lighting products sold by the defendant infringe multiple patents owned by us, and we seek injunctive relief, damages, and attorney’s fees. TIR Systems has responded to our complaint denying all liability and has asserted counterclaims seeking declaratory judgment that certain of our patents are not infringed, are invalid and are not enforceable.

Management

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors as of June 10, 2004:

Name	Age	Title

George G. Mueller	34	Chief Executive Officer and Chairman of the Board
William J. Sims	44	President, Chief Operating Officer and Director
Ihor A. Lys, Ph.D.	34	Chief Technology Officer
David K. Johnson	43	Chief Financial Officer, Vice President, Finance and Treasurer
Kathryn Pattison	41	Vice President, Marketing
Fritz Morgan	32	Vice President, Engineering
Kevin J. Dowling, Ph.D.	43	Vice President, Strategic Technologies
Mark Coggeshall	43	Vice President, Product and Program Management
Gordon M. Trawick	57	Vice President, Supply Chain Management
William Groener	51	Vice President, North American Sales, Lighting Systems
Edward H. Nortrup	40	Vice President and Corporate Counsel
Noubar B. Afeyan, Ph.D.(1)(2)	41	Director
Elisabeth Allison, Ph.D.(1)(3)	58	Director
Garo H. Armen, Ph.D.(1)(2)	51	Director
Michael Hawley, Ph.D.(3)	42	Director
James F. O’Connor(1)	63	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

George G. Mueller co-founded Color Kinetics in 1997 and has served as our Chief Executive Officer and Chairman since inception. Until September 2001, Mr. Mueller also served as our President. Mr. Mueller co-founded, and from 1994 to 1997 served as Chief Operating Officer and director of, Internet Securities Incorporated, a provider of emerging market financial and business information. Mr. Mueller is named as an inventor on nineteen U.S. and international patents relating to our technology. Mr. Mueller received dual undergraduate degrees in electrical and computer engineering and a minor in fine art from Carnegie Mellon University, and completed courses in the Graduate School of Industrial Administration.

William J. Sims has served as our President and Chief Operating Officer and as a member of our board of directors since September 2001. From 2000 to 2001, Mr. Sims served as President and Chief Executive Officer of e-SIM Inc.’s Live Manuals division. From 1996 to 2000, Mr. Sims served as President of the Zenith Sales Company. From 1985 to 1996, Mr. Sims served in a number of positions at JVC Company of America, most recently as Vice President, Consumer Video Division. Mr. Sims has also served as a director of the Consumer Electronics Association. Mr. Sims earned a B.A. in biological sciences from California State University, Fullerton.

Ihor A. Lys, Ph.D. co-founded Color Kinetics in 1997 and has served as our Chief Technology Officer since inception, in which capacity he has been instrumental in the development of our patented Chromacore and Chromasic technology. Mr. Lys served as our director from 1997 to 2002 and as our Secretary from 1997 to April 2004. Mr. Lys is named as an inventor on twenty-two U.S. and international patents relating to our technology. Mr. Lys founded, and from 1991 to 1996 was the Chief Executive

Officer of, LYS Software, in which capacity he developed and marketed TOFWARE, a mass spectrometry data acquisition software. Mr. Lys earned a B.S., an M.S. and a Ph.D. in electrical and computer engineering from Carnegie Mellon University.

David K. Johnson has served as our Vice President, Finance since 1998 and as our Chief Financial Officer and Treasurer since April 2004. From 1993 to 1997, Mr. Johnson served as Chief Financial Officer at Aimtech Corporation. From 1992 to 1993, Mr. Johnson served as Corporate Controller at New Media Graphics. Mr. Johnson earned a B.A. in economics from Holy Cross College and an M.S. in accounting from Northeastern University.

Kathryn Pattison has served as our Vice President, Marketing since 1998. From 1996 to 1998, Ms. Pattison served as Director of Marketing at Psion PLC, where she led a team responsible for all North American product marketing, marketing communications and public relations efforts. From 1990 to 1996, Ms. Pattison served in numerous market development roles at Apple Computer, Inc. Ms. Pattison earned a dual B.S. degree in marketing and advertising from Syracuse University.

Fritz Morgan has served as our Vice President, Engineering since 2001. From 2000 to 2001, Mr. Morgan served as our Director of Engineering. From 1998 to 2000, Mr. Morgan served as our Engineering Project Manager. Mr. Morgan is named as an inventor on five U.S. patents relating to our technology. Mr. Morgan earned a B.S. in physics from Clark University and an M.S. in electrical and computer engineering from Carnegie Mellon University.

Kevin J. Dowling, Ph.D. has served as our Vice President, Strategic Technologies since 2000. From 1999 to 2000, Mr. Dowling served as our Director of Engineering. From 1998 to 1999, Mr. Dowling served as Chief Robotics Engineer for PRI Automation, Inc. Mr. Dowling is named as an inventor on four U.S. patents relating to our technology. Mr. Dowling received a B.S. in mathematics, an M.S. in robotics and a Ph.D. in robotics from Carnegie Mellon University.

Mark Coggeshall has served as our Vice President, Product & Program Management since January 2004. From 2002 to 2003, Mr. Coggeshall served as our Director of Product and Program Management. From 1999 to 2002, Mr. Coggeshall served as Chief Operating Officer and Vice President Professional Services for Blackstone Technology Group. From 1998 to 1999, Mr. Coggeshall served as Director of Product Development for Avid Sports, a digital video editing software company. From 1988 to 1998, Mr. Coggeshall served as the Senior Manager of Product and Program Management at Bose Corporation. Mr. Coggeshall received a B.S. in material science and engineering from Worcester Polytechnic Institute.

Gordon M. Trawick has served as our Vice President, Supply Chain Management since April 2004. From 2002 to March 2004, Mr. Trawick served as a consultant to Color Kinetics. From 1997 to 2002, Mr. Trawick served as Vice President Logistics of Zenith Electronics, Inc. Mr. Trawick earned a B.B.A. in marketing from the University of Oklahoma.

William Groener was appointed as our Vice President, North American Sales, Lighting Systems on June 1, 2004. From 2001 to 2004, Mr. Groener served as Group Vice President of Production Resource Group, LLC, a supplier of entertainment technology equipment and solutions, where he was responsible for sales, operations, finance and administration for three subsidiaries. From 1998 to 2001, Mr. Groener served as Vice President of Systems Group Fourth Phase, a Production Resource Group Company, where he was responsible for sales and project management. From 1984 to 1998, Mr. Groener held a variety of executive positions in the high performance lighting industry. Mr. Groener has also served as a consultant or technical director on numerous theatrical projects for organizations including Walt Disney Imagineering, Boston Shakespeare Co., South Coast Repertory Theatre, Berkshire Theatre Festival, Ensemble Theater Project, Utah Shakespeare Festival and the Williamstown Theatre Festival. Mr. Groener received a B.A. and an M.A. in Design and Theatre Technology from the University of California at Santa Barbara.

Edward H. Nortrup has served as our Vice President, Corporate Counsel since January 2004. Mr. Nortrup served as our Counsel in other capacities from 2000 to 2003. From 1986 to 2000, Mr. Nortrup worked at Osram Sylvania, Inc. in several capacities, including directing a research and development group and as patent counsel. Mr. Nortrup received a B.S. in electrical engineering from Northeastern University, an

M.S. in manufacturing management from the University of Massachusetts, and a J.D. from Massachusetts School of Law.

Noubar B. Afeyan, Ph.D. has served as a member of our board of directors since 1998. In 1999 Mr. Afeyan founded Flagship Ventures, a venture capital firm, where he has served as Senior Managing Director and, since 2002, as Chief Executive Officer. Mr. Afeyan is also a Senior Lecturer at the Massachusetts Institute of Technology’s Sloan School of Management. From 1999 to 1999, Mr. Afeyan served as Senior Vice President and Chief Business Officer of Applera Corporation. Mr. Afeyan is a director of Antigenics, Inc. Mr. Afeyan received a B.S. in chemical engineering from McGill University and a Ph.D. in biochemical engineering from the Massachusetts Institute of Technology.

Elisabeth Allison, Ph.D. has served as a member of our board of directors since 2002. Ms. Allison was appointed to our board of directors pursuant to an agreement among us, Ms. Allison and Graham T. Allison, her spouse. Mr. Allison is the beneficial owner of 517,841 shares of our common stock and Ms. Allison is the beneficial owner of 7,155 shares of our common stock, collectively, representing approximately 3.8% of our outstanding shares as of May 26, 2004. The agreement among the Allisons and us will terminate upon the closing of this offering. Since 1995, Ms. Allison has been a senior partner in ANZI Ltd. and has also served as the chief business advisor and negotiator for the Harvard Medical School in its publishing and media ventures. Ms. Allison has served on the boards of three mutual funds of the Capital Research and Management Corporation since 1991. Ms. Allison received an A.B. from Harvard College and a Ph.D. in Business Economics from the Harvard Business School and the Harvard Economics Department.

Garo H. Armen, Ph.D. has served as member of our board of directors since 1998. Mr. Armen co-founded Antigenics Inc. in 1994, and has served as its Chairman of the Board and Chief Executive Officer since inception. Mr. Armen also served as Antigenics’ President until 2002. Mr. Armen currently serves as non-executive Chairman of Elan Corporation, plc. Since 1990, Mr. Armen has also been the managing general partner of Armen Partners, L.P., an investment partnership. Mr. Armen received his Ph.D. in physical chemistry from the City University of New York.

Michael Hawley, Ph.D. has served as a member of our board of directors since 1998. Mr. Hawley served as The Alex W. Dreyfoos Assistant Professor of Media Technology at the Massachusetts Institute of Technology Media Lab from 1993 to 2003. From 1983 to 1985, Mr. Hawley served as a scientist in the Computer Research Division of Lucasfilm Ltd. Mr. Hawley holds a B.S./ B.A. degree in music and computer science from Yale University and received a Ph.D. in Media Technology from the Massachusetts Institute of Technology.

James F. O’Connor, CPA, was appointed as a director of Color Kinetics in June 2004. Since 1998, Mr. O’Connor has been a Managing Director and Chief Executive Officer of The Chartwell Company, a merchant and investment banking firm. Prior to 1998, Mr. O’Connor served in senior executive positions with several large, multinational companies, including, most recently, as Executive Vice President and Director of Corporate Development of BBA Group plc, a diversified manufacturer of engineered fabrics and provider of aviation products and services, from 1994 to 1998. Mr. O’Connor is a certified public accountant. From 1964 to 1976, he was employed by Arthur Andersen & Co. Mr. O’Connor received a B.S. from Boston College and was a Rotary International Foundation Fellow at the Swiss School of Economics.

Board Composition

Following this offering, the board of directors will be divided into three classes. Except as described below, each of the directors will serve for three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Immediately after the completion of this offering:

•	Noubar B. Afeyan, Michael Hawley and James F. O’Connor will be the Class I directors and will serve until our annual stockholders’ meeting in 2005;

•	Elisabeth Allison and William J. Sims will be the Class II directors and will serve until our annual stockholders’ meeting in 2006; and

•	Garo H. Armen and George G. Mueller will be the Class III directors and will serve until our annual stockholders’ meeting in 2007.

Each executive officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors and executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The current members of our audit committee are Ms. Allison, Mr. Afeyan, Mr. Armen and Mr. O’Connor, each of whom is an independent director. We believe that each of the members of the audit committee is financially sophisticated and is able to read and understand our consolidated financial statements. The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our independent auditors.

The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors, Deloitte & Touche LLP. The audit committee establishes and implements policies and procedures for the pre-approval of all audit services and all permissible non-audit services provided by our independent auditors.

Compensation Committee

The current members of our compensation committee are Mr. Armen and Mr. Afeyan, each of whom is an independent director. The compensation committee:

•	determines or makes recommendations to the board of directors regarding the compensation and benefits of our executive officers;

•	reviews and makes recommendations to the board of directors regarding employee compensation and benefit plans and programs; and

•	administers the 1998 stock incentive plan, the 2004 stock incentive plan and the 2004 employee stock purchase plan.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Ms. Allison and Mr. Hawley, each of whom is an independent director. The nominating and corporate governance committee:

•	identifies individuals qualified to become board members;

•	recommends to the board the persons to be elected to the board;

•	develops and recommends to the board corporate governance principles; and

•	oversees the evaluation of the board.

Compensation Committee Interlocks and Insider Participation

No member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

We reimburse our non-employee directors for their reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and of any committees on which they serve. Each non-employee director receives an annual retainer of $20,000 payable in equal quarterly installments. The chairman of our audit committee receives an additional annual retainer of $5,000 and the other members of the audit committee each receive an additional annual retainer of $3,000. The chairman of our compensation committee and the chairman of our nominating and corporate governance committee each receive an additional annual retainer of $3,000 and all other members of the compensation committee and the nominating and corporate governance committee each receive an additional annual retainer of $2,000.

We have granted the following non-qualified stock options to our non-employee directors:

•	On June 10, 1999, we granted an option to Mr. Hawley to purchase 20,000 shares at an exercise price of $0.60 per share. Fifty percent of this option vested on the date of grant and the remaining fifty percent vested on the one-year anniversary of the date of grant.

•	On July 17, 2001, we granted an option to Mr. Hawley to purchase 12,500 shares at an exercise price of $5.00 per share. Twenty-five percent of this option vested on January 1, 2002, with the remainder vesting at the rate of 6.25% per quarter thereafter.

•	On October 24, 2002, we granted an option to Mr. Hawley to purchase 32,500 shares at an exercise price of $3.50 per share and options to each of Mr. Armen, Ms. Allison and Mr. Afeyan to purchase 50,000 shares at an exercise price of $3.50 per share. These options vested twenty-five percent on the one-year anniversary of the date of grant with the remainder vesting at the rate of 6.25% per quarter thereafter.

Our non-employee directors are eligible to receive automatic grants of stock options under our 2004 Stock Incentive Plan. Each non-employee director will receive an option to purchase 7,500 shares of our common stock on the date of each annual meeting of our stockholders following the effective date of this offering. These options will vest in quarterly installments over three years from the date of grant. In addition, individuals who become directors at any time after May 25, 2004 and are not our employees will receive on the later to occur of such non-employee director’s election to the board or the commencement of this offering, an option to purchase 25,000 shares of our common stock. These options will vest in quarterly installments over three years from the date of grant.

Board of Advisors

We have established a board of advisors consisting of leaders in the business, scientific and academic communities who have knowledge and experience that are relevant to our industry and our target markets. Our board of advisors provides us with advice concerning:

•	our strategic planning;

•	new technologies relevant to our target markets; and

•	financing issues related to our business.

The current members of our board of advisors are:

Name	Professional Affiliation

Michael Ahearn	Recruiting Partner, Greylock
Clayton Christensen	Robert and Jane Cizik Professor of Business Administration, Harvard Business School
John Cronin	Chairman and CEO, ipCapital Group, Inc.
Narakesari Narayandas	Associate Professor, Harvard Business School
Jeffry Timmons	Professor, The Arthur M. Blank Center for Entrepreneurship at Babson College
Barry Unger	Associate Professor of Innovation and Technology, Boston University
Richard Vitkus	Special Counsel to the Chief Executive Officer, Federal Mogul Corporation

We have granted each of Messrs. Ahearn, Christensen, Cronin, Narayandas, Timmons and Vitkus an option to purchase up to 10,000 shares of our common stock at an exercise price of $3.50 per share. These options vested twenty-five percent on October 24, 2003, or in the case of Mr. Cronin, on December 10, 2003, with the remainder vesting at the rate of 6.25% per quarter thereafter.

Liability Limitations and Indemnification

Our certificate of incorporation limits the personal liability of our directors for breach of fiduciary duty as our director to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

Our certificate of incorporation and by-laws provide that we will indemnify our directors and officers to the maximum extent permitted by law, and that we will advance expenses, including attorney’s fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions taken in his or her capacity as an officer, director, employee or agent, regardless of whether the by-laws would permit indemnification. We have obtained an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. We believe that these provisions and policies are desirable to help us attract and retain qualified persons as directors and executive officers.

The limited liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our certificate of incorporation or by-laws, we have been advised that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Executive Compensation

Compensation Earned

The following table summarizes the compensation earned during the fiscal year ended December 31, 2003 by our chief executive officer and our four other most highly compensated executive officers who earned more than $100,000 in salary and bonus during that year, whom we refer to in this prospectus as our “named executive officers.”

Summary Compensation Table

				Long-Term Compensation

				Awards
	Annual Compensation
				Restricted	Securities	All Other
			Other Annual	Stock	Underlying	Compen-
Name and Principal Position	Salary($)	Bonus($)	Compensation	Awards($)	Options/SARs(#)	sation($)

George G. Mueller	$175,000	$89,429	—	—	—	—
Chief Executive Officer
William J. Sims	300,000	204,000	$31,198 (1)	—	—	—
President and Chief
Operating Officer
Ihor A. Lys	140,000	72,100	—	—	—	—
Chief Technology Officer
David K. Johnson	145,000	58,870	—	—	—	—
Chief Financial Officer
Kathryn Pattison	130,000	44,135	—	—	—	—
Vice President, Marketing

(1)	Includes compensation of $24,757 paid to Mr. Sims as reimbursement for his housing and travel expenses, and $6,441 paid to Mr. Sims as compensation to defray the cost of an apartment rental during the first quarter of 2003.

Option Grants

The following table provides information regarding grants of options to purchase shares of our common stock to our named executive officers during 2003.

Option Grants in Last Fiscal Year

Individual Grants
Potential Realizable
		Percent of			Value at Assumed
	Number	Total			Annual Rates of
	of	Options			Stock Price
	Securities	Granted to			Appreciation for
	Underlying	Employees	Exercise or		Option Term
	Options	in	Base	Expiration
Name	Granted(#)	Fiscal Year	Price ($/Sh)	Date	5%($)	10%($)

William J. Sims	50,000	17.1%	$3.50	02/05/13	$110,057	$278,905

The options described in the foregoing table vest as to 25% of the shares subject to the option on the first anniversary of the date of grant and as to an additional 6.25% of such shares each quarter thereafter until fully vested.

The percentage of total options is based on an aggregate of 292,561 options that we granted during 2003 to our employees, including the named executive officers. The exercise price of these options was equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. The options have a term of 10 years, subject to earlier termination in the event of termination of employment. The exercise price for the options may be paid in cash or, with the consent of our board of directors, in shares of common stock or a combination of cash and shares.

The potential realizable values are based on the assumption that our common stock will appreciate at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projections or estimates of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock. The foregoing table does not take into account any appreciation in the price of our common stock from the date of grant to the current date. The values shown are net of the option exercise price, but do not reflect deductions for taxes or other expenses associated with the exercise.

Option Exercises and Holdings

The following table provides information regarding exercises of stock options during 2003 and exercisable and unexercisable options held on December 31, 2003 by each of our named executive officers.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options at Fiscal Year-		In-the-Money Options
	Acquired		End(#)		at Fiscal Year-End($)(1)
	on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

George G. Mueller	—	—	70,312	54,688	—	—
William J. Sims	—	—	112,500	137,500	$112,500	$137,500
Ihor A. Lys	—	—	28,125	21,875	—	—
David K. Johnson	7,500	$31,950 (2)	73,156	41,094	141,505	18,750
Kathryn Pattison	—	—	84,406	22,344	209,805	—

(1)	The value of unexercised in-the-money options is based on a price of $4.50 per share, the fair market value of our stock on December 31, 2003 as determined by our board of directors, minus the per share exercise price, multiplied by the number of shares underlying the option.
(2)	On December 30, 2003, Mr. Johnson exercised an option to purchase 7,500 shares of our common stock at an exercise price of $0.24 per share. There was no public trading market for our common stock as of December 30, 2003, the date of exercise by Mr. Johnson. Accordingly, as permitted by the rules of the SEC, this value has been calculated on the basis of the fair market value of our common stock as of December 30, 2003, or $4.50 per share, as determined by our board of directors, minus the aggregate exercise price.

Employee Benefit Plans

2004 Stock Incentive Plan

In April 2004, our board of directors adopted and our stockholders approved our 2004 Stock Incentive Plan, or 2004 stock plan. The 2004 stock plan initially authorizes the issuance of awards for up to 1,000,000 shares of our common stock. The 2004 stock plan also authorizes, on each of the first five anniversaries of the date of adoption of the 2004 stock plan, the issuance of an additional 150,000 shares of our common stock or such lesser number of shares as is determined by the board of directors. A maximum of 1,750,000 shares of common stock are issuable under our 2004 stock plan. As of the date hereof, there are no options to purchase common stock outstanding under the 2004 stock plan.

The 2004 stock plan is administered by the compensation committee of the board of directors. The compensation committee selects the individuals to whom awards will be granted and determines the exercise price and other terms of each award, subject to the provisions of the 2004 plan.

The 2004 stock plan authorizes the grant of options to purchase common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code, and nonstatutory stock options. The 2004 stock plan also provides for awards of restricted stock, unrestricted stock, performance share awards and stock appreciation rights.

Our officers, directors, employees, consultants and advisors are eligible to receive awards under the 2004 stock plan. No participant may receive awards for over 500,000 shares of common stock in any calendar year.

Incentive options may be granted under the 2004 stock plan to our employees and employees of our affiliates within the meaning of the Internal Revenue Code, including our officers and directors as well as officers and directors of our affiliates who are also employees. The exercise price of incentive options granted under the 2004 stock plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive options granted to an optionee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must be at least equal to 110% of the fair market value of the common stock on the date of grant. This type of optionee must exercise his or her option within five years from the date of grant.

Under the terms of the 2004 stock plan, we may grant nonstatutory options to our officers and other employees, our directors, and other individuals providing services to us.

Under the terms of the 2004 stock plan, non-employee directors will also receive certain automatic option grants as described in “Management — Director Compensation.”

The 2004 stock plan provides that, upon a change of control of Color Kinetics:

•	each holder of an outstanding option, restricted stock award, performance share award or stock appreciation right shall be entitled, upon exercise of such option, to receive, in lieu of shares of our common stock, shares of such award or other securities, cash or property as the holders of our common stock received in connection with the change of control;

•	the compensation committee may accelerate the time for exercise of all unexercised and unexpired options, restricted stock awards, performance share awards and stock appreciation rights; or

•	all outstanding options, restricted stock awards, performance share awards and stock appreciation rights may be cancelled by the compensation committee as of the effective date of any such transaction, provided that notice of such cancellation shall be given to each holder of an award and that each holder of an award shall have the right to exercise such award to the extent that the same is then exercisable or, if the compensation committee shall have accelerated the time for exercise of all unexercised and unexpired options, restricted stock awards, performance share awards and stock appreciation rights, in full, during the 30-day period preceding the effective date of such a transaction.

For these purposes, a “change of control” means the occurrence of any of the following:

•	any person becomes a beneficial owner of our securities representing 50% of the combined voting power of Color Kinetics then outstanding securities;

•	Color Kinetics engages in a merger or consolidation under circumstances in which the stockholders of Color Kinetics immediately prior to such merger or consolidation do not own after such merger or consolidation shares representing at least 50% of the voting power of Color Kinetics or the surviving or resulting corporation, as the case may be; or

•	Color Kinetics approves a complete liquidation of itself or sells or otherwise disposes of all or substantially all of its assets.

2004 Employee Stock Purchase Plan

In April 2004, our board of directors adopted and our stockholders approved our 2004 employee stock purchase plan, or stock purchase plan. The stock purchase plan initially authorizes the issuance of up to 150,000 shares of our common stock. The stock purchase plan also authorizes, on each of the five anniversaries of the date of adoption of the stock purchase plan, the issuance of an additional 50,000 shares of our common stock or the issuance of any lesser number of shares as determined by our board of directors. A maximum of 400,000 shares of common stock are issuable under our stock purchase plan.

All of our employees who customarily work at least 20 hours per week and five months per year and who have completed three months of employment are eligible to participate in the stock purchase plan. Employees who own stock and hold outstanding options to purchase stock representing five percent or more of the total combined voting power or value of all classes of our stock are not eligible to participate in the stock purchase plan.

At the commencement of each designated payroll deduction period, or offering period, an eligible employee may authorize us to deduct between 1% to 10%, in increments of 1%, of his or her base pay. On the last business day of the offering period, we will deem the employee to have exercised the option, at the exercise option price, to the extent of accumulated payroll deductions. The purchase price will be 85% of the closing market price of our common stock on either the first or last business day of the offering period, whichever is lower.

No employee is allowed to buy shares of common stock worth more than $25,000, based on the fair market value of the common stock on the first day of the offering period, in any calendar year under the plan.

The stock purchase plan is administered by the compensation committee of the board of directors.

1998 Incentive and Non-Statutory Stock Option Plan

In 1998, our board adopted and our stockholders approved our 1998 Incentive and Non-Statutory Stock Option Plan, or 1998 plan. The 1998 plan, as amended to date, authorizes the grant of options to purchase up to 2,117,500 shares of our common stock. On June 10, 2004, options to purchase a total of 1,924,089 shares of common stock were outstanding under the 1998 plan. These options had a weighted average exercise price of $4.67 per share. The 1998 plan is administered by the compensation committee of our board of directors. Following the adoption of our 2004 plan, described above, we will not grant any further options under the 1998 plan.

The 1998 plan authorizes the grant of options to purchase common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code, and nonstatutory stock options. The exercise price of incentive options granted under the 1998 plan must be at least equal to the fair market value of our common stock on the date of grant. The terms of these options may not exceed ten years. The exercise price of incentive options granted to an optionee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must be at least equal to 110% of the fair market value of the common stock on the date of grant. Such an optionee must exercise his or her option within five years from the date of grant.

The 1998 plan provides that, if Color Kinetics is involved in certain transactions:

•	unexercised options shall remain outstanding and shall be exercisable in shares of common stock, or, if applicable, shares of such stock or other securities, cash or property as the holders of shares of our common stock received pursuant to the terms of any such transaction;

•	our board of directors may accelerate the time for exercise of all unexercised and unexpired options; or

•	all outstanding options may be cancelled by our board of directors as of the effective date of any such transaction, provided that notice of such cancellation shall be given to each holder of an option and that each holder of an option shall have the right to exercise such option to the extent that the same is then exercisable or, if our board of directors shall have accelerated the time for exercise of all unexercised and unexpired options, in full, during the 10-day period preceding the effective date of such a transaction.

For these purposes, a “transaction” means the following:

•	Color Kinetics is a party to a reorganization or merger with one or more other corporations, whether or not Color Kinetics is the surviving or resulting corporation;

•	Color Kinetics consolidates with or into two or more other corporations; or

•	Color Kinetics is liquidated or sells or otherwise disposes of substantially all of its assets or capital stock to another corporation.

Pursuant to a resolution adopted by our board of directors in 1999, each option outstanding under the 1998 plan will vest in full upon a “change-in-control” of Color Kinetics, provided that at the time of the change-in-control the holder of such option is and has been our employee for one year or more. However, a holder of a nonqualified option who was not an employee of Color Kinetics at the time of receipt of such nonqualified option need not be an employee of Color Kinetics at the time of the change-in-control or at any other time to benefit from such an acceleration provision.

In 2001, our board of directors resolved that, unless varied by the board of directors at the time of grant, all options issued thereafter under the 1998 plan shall provide for the acceleration of vesting by twelve months upon a “change-in-control” of Color Kinetics, provided that at the time of the change-in-control the holder of any such option must be an employee of ours.

For these purposes, a “change-in-control” means the occurrence of any of the following:

•	Color Kinetics engages in a merger or consolidation under circumstances in which the stockholders of Color Kinetics immediately prior to such merger or consolidation do not own after such merger or consolidation shares representing at least 50% of the voting power of Color Kinetics or the surviving or resulting corporation, as the case may be;

•	Color Kinetics sells or otherwise disposes of all or substantially all of its assets; or

•	Color Kinetics engages in any other transaction equivalent to a sale of the Company.

401(k) Plan

We have adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

Cafeteria Plan

We have adopted an employee benefit plan qualified under Section 125 of the Internal Revenue code and covering all of our employees. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount contributed to the payment of insurance premium benefits, health premium reimbursement account benefits, health FSA benefits or dependent care assistance benefits.

Employment Agreement

All of our officers are “at will” employees. Currently, we do not have any employment agreements with any of our officers, except as follows:

In September 2001, we hired William J. Sims to serve as our President and Chief Operating Officer and we entered into an employment agreement with him. Under the employment agreement, we agreed to employ Mr. Sims as our President and Chief Operating Officer at an initial monthly salary of $25,000. The employment agreement provides that Mr. Sims is also eligible to receive an annual bonus of $200,000 based upon his individual performance and our success at meeting our annual operating objectives. We also agreed to provide Mr. Sims a life insurance benefit in the amount of $500,000, to pay Mr. Sims’s temporary living expenses for six months and to pay Mr. Sims’s travel costs between Boston and his New Jersey home during this six-month period. Mr. Sims is entitled to participate in any employee benefit plan that we may offer. We are entitled to terminate our employment agreement with Mr. Sims at any time.

Pursuant to the employment agreement, on April 25, 2002, we granted Mr. Sims an option under our 1998 plan to purchase 200,000 shares of our common stock at an exercise price of $3.50 per share. According to its terms, this option vests as to 25% of the shares subject to the option on September 19, 2002 and as to an additional 6.25% of such shares each quarter thereafter until fully vested. This vesting schedule is subject to acceleration such that 50% of the shares subject to the option will vest upon a change in control occurring prior to September 19, 2002 and an additional 25% of the shares subject to the option will vest upon a change of control occurring after that date. For these purposes, a change in control will occur if:

•	we engage in a merger or consolidation under circumstances in which our stockholders immediately prior to such merger or consolidation do not own after such merger or consolidation shares representing at least 50% of the voting power of Color Kinetics or the surviving or resulting corporation, as the case may be;

•	we sell or otherwise dispose of all or substantially all of our assets; or

•	we engage in any other transaction equivalent to a sale of Color Kinetics.

Severance Agreements

In 2001, we entered into a severance agreement with each of George G. Mueller, our Chief Executive Officer and Chairman of the Board; Ihor A. Lys, our Chief Technology Officer; David K. Johnson, our Chief Financial Officer, Vice President, Finance and Treasurer; Kathryn Pattison, our Vice President, Marketing; Kevin J. Dowling, our Vice President, Strategic Technologies; and Fritz Morgan, our Vice President, Engineering.

Under each of these severance agreements, we are obligated to pay the employee severance payments in equal monthly installments for four months from the date of termination of the employee’s employment in an amount equal to the employee’s monthly base salary rate in effect immediately prior to the termination, provided that the employee continues to satisfy all of his or her respective post-termination obligations, including any non-competition, non-disclosure and non-solicitation obligations. We are obligated to make such severance payments only if the employee’s employment is terminated for any reason other than:

•	the death or disability of the employee;

•	for cause, which means the failure or refusal by the employee to render services to us, the failure of the employee to perform adequately the duties of employment, the commission of any act of disloyalty, gross negligence, dishonesty or breach of fiduciary duty, the breach of any term of the severance agreement or any agreement with us, the commission of any crime or any act of fraud or embezzlement or misappropriation of any of our money or other assets or property, the disregard of, or the failure to follow our rules or policies or the commission of any other action that injures us, the commission of acts that would generate adverse publicity toward us, the conviction of a felony and any attempt by the employee to secure any improper personal profit in connection with our business;

•	the employee resigns; or

•	we cease operations for over one week.

In September 2001, we entered into a severance agreement with William J. Sims, our President and Chief Operating Officer. Under this severance agreement, we are obligated to pay Mr. Sims severance payments in equal monthly installments for twelve months from the date of termination of his employment in an amount equal to his monthly base salary rate in effect immediately prior to the termination plus any COBRA premium payments, provided that Mr. Sims continues to satisfy all of his post-termination obligations, including any noncompetition, non-disclosure and non-solicitation obligations. We are obligated to make such severance payments only if Mr. Sims’s employment is terminated for any reason other than:

•	the death or disability of Mr. Sims;

•	for cause, which means any act of willful or gross insubordination, the commission of any act of disloyalty, gross negligence, dishonesty or breach of fiduciary duty, the material breach of any term of the severance agreement or any agreement with us, the commission of any crime or any act of fraud or embezzlement or misappropriation of any of our money or other assets or property, the disregard of, or the failure to follow our rules or policies or the commission of any other action that injures us, the commission of acts that would generate adverse publicity toward us, the conviction of a felony and any attempt by the employee to secure any improper personal profit in connection with our business;

•	Mr. Sims resigns other than for good reason, which means our failure to cure a material breach by us of any agreement with Mr. Sims within thirty days of receiving written notice of such breach, any material reduction in Mr. Sims’s authority or assigned responsibilities and any material reduction in base salary or targeted annual bonus opportunity; or

•	we cease operations for over one week.

Certain Transactions

Sales of Preferred Stock

Some of our directors, executive officers, stockholders beneficially owning more than 5% of our common stock and entities into which we transact substantial business have participated in transactions in which they purchased shares of our preferred stock. We believe that we sold these shares at their fair market value and that the terms of these transactions were no less favorable than we could have obtained from unaffiliated third parties. The following table summarizes these transactions:

Date of Transaction	Class of Preferred Stock	Price(1)	Number of Shares(1)

August 18, 2000 and March 18, 2001	Series D	$4.7495	2,725,377(2)
December 14, 2001 and February 22, 2002	Series E	$2.8834	5,838,994
January 29, 2004, January 30, 2004 and February 9, 2004	Series F	$3.754269	3,484,849

(1)	Share prices and numbers above do not reflect the one-for-two reverse stock split in respect of our common stock on May 28, 2004, or the corresponding automatic adjustment to the conversion ratios of our preferred shares. Adjusted for the reverse stock split, the share prices and numbers above would have been approximately as follows: Series D, 1,362,689 shares at $9.50; Series E, 2,919,497 shares at $5.77; and Series F, 1,742,425 shares at $7.50.
(2)	Includes 1,052,742 shares of Series D Convertible Preferred Stock that were converted into 1,052,742 shares of Series D-1 Convertible Preferred Stock on December 14, 2001.

Upon completion of this offering, these shares of preferred stock will automatically convert into shares of common stock. Listed below are the directors, executive officers and 5% stockholders who participated in the transactions described above.

				Aggregate
Stockholder	Series D(1)	Series E(1)	Series F(1)	Consideration

Cree, Inc.(2)	1,052,742	2,670,822		$12,701,046.28
S.A.C. Capital Associates, LLC	315,822	520,218	292,999	$4,099,990.23
Elisabeth Allison(3)	69,560	346,812	14,310	$1,384,096.53
Garo H. Armen(4)		173,406		$499,998.86
Noubar B. Afeyan		17,340	26,636	$149,996.87

(1)	Share numbers above are not adjusted to reflect our reverse stock split.
(2)	The shares of Series D Convertible Preferred Stock that were purchased by Cree, Inc. were converted into shares of Series D-1 Convertible Preferred Stock on December 14, 2001.
(3)	Includes shares purchased by Graham T. Allison Jr., the spouse of Ms. Allison.
(4)	Includes shares purchased by Armen Partners, L.P., of which Mr. Armen is the Managing General Partner.

F. Neal Hunter, a founder and the Chairman of Cree, Inc., served as one of our directors from April 2002 to April 2004. Elisabeth Allison, a senior partner at ANZI Ltd., has served as one of our directors since April 2002. Garo H. Armen, the co-founder, Chairman and Chief Executive Officer of Antigenics, Inc. and the Managing General Partner of Armen Partners, L.P., has served as one of our directors since September 1998. Noubar B. Afeyan, the Senior Managing Director and Chief Executive Officer of Flagship Ventures, has served as one of our directors since March 1998.

In connection with our sales of preferred stock in the foregoing transactions, we granted rights to the holders of preferred stock to require us to register their shares under the Securities Act and to include their shares in registration statements we file for our own benefit under the Securities Act. For more information about these registration rights, please see “Description of Capital Stock— Registration Rights.”

We purchased LEDs from Cree for an aggregate amount of approximately $1.5 million during 2003, approximately $830,000 during 2002 and approximately $1.0 million during 2001. Cree owns a total of 2,202,442 shares of our common stock, representing approximately 15.9% of our outstanding capital stock as of March 31, 2004. We have no long-term agreement with Cree. We believe the terms of our purchases from Cree were no less favorable to us than those we could have obtained from an unaffiliated party, and have received no notice from Cree that it will not continue to supply us with LEDs on similar terms following this offering.

Elisabeth Allison was appointed to our board of directors pursuant to an agreement between us, Ms. Allison and Graham T. Allison, her spouse. Mr. Allison is the beneficial owner of 524,996 shares of our common stock, representing approximately 3.9% of our outstanding shares as of May 14, 2004. Ms. Allison will continue to serve as a Class II director following this offering. However, the agreement among the Allisons and us will terminate at the closing of this offering. As a result, we will have no contractual obligation to nominate Ms. Allison for reelection as a director when her term expires in 2006, or otherwise to nominate for election as a director any designee of the Allisons.

William J. Sims Employment Agreement

In September 2001, we hired William J. Sims as our President and Chief Operating Officer and we entered into an employment agreement with him. See “Management — Employment Agreement.”

Principal Stockholders

The following table provides information about the beneficial ownership of our common stock as of June 10, 2004, by:

•	each person or entity known by us to own beneficially more than five percent of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

In accordance with SEC rules, beneficial ownership includes any shares for which a person or entity has sole or shared voting power or investment power and any shares for which the person or entity has the right to acquire beneficial ownership within 60 days after June 10, 2004 through the exercise of any option, warrant or otherwise. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. Percentage of beneficial ownership is based on 13,880,306 shares of common stock outstanding as of June 10, 2004, including shares into which our outstanding preferred stock will automatically convert upon completion of this offering, and 17,880,306 shares of common stock that will be outstanding after completion of this offering, assuming no exercise of the underwriters’ over-allotment option. All shares included in the “Right to Acquire” column represent shares subject to outstanding stock options that are exercisable within 60 days after June 10, 2004. The address of our executive officers and directors is in care of Color Kinetics Incorporated, 10 Milk Street, Boston, Massachusetts 02108.

						Percentage of Shares
	Number of Shares Beneficially Owned					Beneficially Owned

	Outstanding		Right to		Total	Before	After
	Shares		Acquire		Number	Offering	Offering

Cree, Inc.	2,202,442		—		2,202,442	15.9%	12.3%
4600 Silicon Drive
Durham, NC 27703-8475
George G. Mueller	1,250,000		93,750		1,343,750	9.6%	7.5%
Ihor A. Lys	1,250,000		37,500		1,287,500	9.3%	7.2%
S.A.C. Capital Associates, LLC	1,192,168	(1)	—		1,192,168	8.6%	6.7%
777 Long Ridge Road
Stanford, CT 06902
Garo H. Armen	313,810	(2)	283,420	(3)	597,230	4.2%	3.3%
Elisabeth Allison	524,996	(4)	21,875		546,871	3.9%	3.1%
Noubar B. Afeyan	93,237		283,545	(5)	376,782	2.7%	2.1%
David K. Johnson	61,392		86,125		147,517	1.1%	*
William J. Sims	—		156,250		156,250	1.1%	*
Kathryn Pattison	44,652		94,250		138,902	1.0%	*
Michael Hawley	55,911		45,155		101,066	*	*
Gordon M. Trawick	—		—		—	—	—
Fritz Morgan	7,312		82,843		90,155	*	*
Kevin J. Dowling	—		70,156		70,156	*	*
Edward H. Nortrup	—		13,437		13,437	*	*
Mark Coggeshall	—		6,562		6,562	*	*
William Groener	—		—		—	—	—
James F. O’Connor	—		—		—	—	—
All current executive officers and directors as a group (16 persons)	3,601,310		1,274,868		4,876,178	32.2%	25.5%

*	Less than one percent.

(1)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”) share all investment and voting power with respect to the shares of our common stock held by S.A.C. Capital Associates, LLC, a Delaware limited liability company (“SAC Capital Associates”). Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Management and Mr. Cohen disclaims beneficial ownership of any shares of our common stock held by SAC Capital Associates.

(2)	Represents shares beneficially held by Armen Partners, L.P., of which Mr. Armen is the Managing General Partner. Mr. Armen disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, if any.
(3)	Includes 261,545 shares issuable upon exercise of warrants held by Mr. Armen, and 21,875 shares issuable upon exercise of stock options held by Mr. Armen.
(4)	Includes 517,841 shares beneficially held by Graham T. Allison Jr., the spouse of Ms. Allison. Ms. Allison disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein, if any.
(5)	Includes 261,670 shares issuable upon exercise of warrants held by Mr. Afeyan and 21,875 shares issuable upon exercise of options held by Mr. Afeyan.

Description of Capital Stock

General

Upon completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following is a summary description of our capital stock.

Common Stock

As of June 10, 2004, there were 13,880,306 shares of common stock outstanding, assuming the automatic conversion into common stock of all outstanding shares of preferred stock upon completion of this offering. The shares were held of record by 117 stockholders.

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive their proportionate share of dividends, if any, declared from time to time by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any preferred stock then outstanding. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to their proportionate share of all assets remaining after payment of liabilities, after taking into consideration the prior distribution rights of any preferred stock then outstanding. Common stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock being offered by us will be fully paid and nonassessable as of the completion of this offering.

Preferred Stock

Immediately prior to this offering, our certificate of incorporation provided for seven series of preferred stock. Upon the completion of this offering, all outstanding shares of preferred stock will convert automatically into shares of common stock in accordance with the charter provisions governing the conversion of our preferred stock into common stock.

Upon the completion of this offering, our board of directors will be authorized, without stockholder approval, from time to time to issue up to 5,000,000 shares of preferred stock in one or more series, each of the series to have whatever rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, that the board of directors may determine. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of June 10, 2004, we had outstanding warrants to purchase up to 149,149 shares of our common stock at an exercise price of $2.98 per share and outstanding warrants to purchase up to 410,189 shares of our common stock at an exercise price of $2.38 per share. These warrants will expire on November 4, 2008.

Registration Rights

After completion of this offering, the holders of approximately 11,069,031 shares of common stock, or their permitted transferees, will be entitled to certain rights with respect to registration of their shares, or “registrable securities,” under the Securities Act.

At any time after six months following the effective date of the registration statement for this offering, the holders of at least 40% of the registrable securities then outstanding can require us to file a registration statement covering their registrable securities if the reasonably anticipated aggregate offering price to the public would exceed $5 million. In addition, at any time after the effective date of the registration statement for this offering, a holder or holders of registrable securities may require us to register their shares for public resale on Form S-3 or any successor form if we are able to use that form and the reasonably anticipated aggregate offering price to the public would exceed $1 million. Furthermore, if we choose to register any of our shares of common stock or other securities for any public offering, the holders of registrable securities are entitled to include their registrable securities in the registration, subject to the right of the managing underwriter of such offering to reduce the number of shares to be registered to as low as zero in view of market conditions. This incidental registration right has been waived with respect to this offering. We will pay all of the expenses of any registration, other than underwriting discounts and commissions. The registration rights described above will terminate on January 29, 2014.

If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall. If we were to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Provisions of Delaware law and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Upon the completion of this offering, our certificate of incorporation and by-laws will require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, upon the completion of this offering, special meetings of our stockholders may be called only by the board of directors or some of our officers. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Our certificate of incorporation and by-laws also provide that, effective upon the completion of this offering, our board of directors will be divided into three classes, with each class serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. The address of the transfer agent and registrar is 59 Maiden Lane, Plaza Level, New York, NY 10038.

Listing

We have applied to list our common stock on the Nasdaq National Market under the symbol “CLRK.”

Shares Eligible For Future Sale

Prior to this offering, there was no market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, if a significant number of shares of common stock are sold in the public market, or if people believe that such sales may occur, the prevailing market price of our common stock could decline and could impair our future ability to raise capital through the sale of our equity securities.

When the offering is completed, we will have 17,880,306 shares of common stock outstanding, assuming no exercise of outstanding options or warrants after June 10, 2004. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act.

The remaining 13,880,306 shares of common stock are “restricted” securities, which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144. All shares eligible for sale under Rule 144 are subject to lock-up agreements with the underwriters that provide that the holders of those shares may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, CIBC World Markets Corp. may in its sole discretion, release all or some or all of the securities from these lock-up agreements. In addition, holders of stock options could exercise these options and sell some of the shares issued upon exercise as described below. The following table describes the number of outstanding shares that will become eligible for sale in the public market on several relevant dates.

	Number of
	Shares Eligible
Relevant Dates	for Future Sale	Comment

On effective date	4,000,000	Shares sold in this offering
180 days after effective date	12,137,887	All shares subject to lock-up released; shares eligible for sale under Rules 144, 144(k) and 701
More than 180 days after effective date	1,742,419	Additional shares becoming eligible for sale under Rules 144, 144(k) and 701 more than 180 days after the effective date

In addition, as of June 10, 2004, there were outstanding options and warrants to purchase 2,483,427 shares of common stock. The holders of all these options and warrants are bound by lock-up agreements.

Rule 144

In general, under Rule 144, an affiliate of Color Kinetics, or any person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then-outstanding shares of common stock (approximately 179,000 shares immediately after this offering), or

•	the average weekly trading volume during the four calendar weeks before the date on which the seller files a notice of the proposed sale with the SEC.

Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and information about us must be publicly available.

Rule 144(k)

Under Rule 144(k), a person who has not been an “affiliate” of Color Kinetics at any time during the three months before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate” from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. All of the Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of (a) the expiration of the 180-day lock-up agreements and (b) no sooner than 90 days after the offering upon obtaining the prior written consent of CIBC World Markets Corp.

We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) and 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors. Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering, among other things, shares of common stock covered by outstanding options under our stock plans. Based on the number of shares covered by outstanding options as of June 10, 2004 and currently reserved for issuance under the stock plans, the registration statement would cover approximately 4,102,690 shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, and with applicable 180-day lock-up agreements.

Lock-up Agreements

Our executive officers and directors and all other stockholders are bound by a 180-day “lock-up” with respect to all shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Registration Rights

After the completion of this offering, holders of approximately 11,069,031 shares of common stock will be entitled to specific rights to register those shares for sale in the public market. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration.

Underwriting

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Needham & Company, Inc., Friedman, Billings, Ramsey & Co., Inc. and ThinkEquity Partners LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
Needham & Company, Inc.
Friedman, Billings, Ramsey & Co., Inc.
ThinkEquity Partners LLC

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                     , 2004 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $           per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $           per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted to the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 600,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $          and the total proceeds to us will be $          . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us.

Total with Full
Exercise of
		Total Without Exercise of	Over-Allotment
	Per Share	Over-Allotment Option	Option

Color Kinetics	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1,725,000.

Four entities affiliated with two of the underwriters purchased a total of 756,472 shares of our Series F Convertible Preferred Stock in January and February 2004 at a price per share of $7.50. Upon the conversion of all shares of Series F Convertible Preferred Stock, Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P., and Needham Capital Partners III (Bermuda), L.P., each of which is affiliated with Needham & Company, Inc., will hold 511,224 shares, 52,797 shares and 101,889 shares, respectively, of our common stock. Of these 665,910 aggregate shares of common stock, approximately 45,841 shares will be held for the economic benefit of Needham & Company, Inc. and its affiliates and considered underwriting compensation under the rules of the National Association of Securities Dealers (or the NASD). ThinkEquity Investment Partners III, which is affiliated with ThinkEquity Partners LLC, will hold 90,563 shares of our common stock upon the conversion of the Series F Convertible Preferred Stock. Approximately 83,904 of these shares of common stock will be held for the economic benefit of ThinkEquity Partners LLC and its affiliates and considered underwriting compensation. Under the NASD rules, none of the shares of common stock held by Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P., Needham Capital Partners III (Bermuda), L.P. or ThinkEquity Investment Partners III may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction, for a period of 180 days immediately following the date of effectiveness of this offering, except in accordance with the NASD rules.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our executive officers and directors and all other stockholders are bound by a 180-day “lock up” with respect to all shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

The underwriters have reserved for sale up to 120,000 shares for persons or entities associated with us. Reserved shares will not be sold to employees, directors or other persons who are affiliates of Color Kinetics. Reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by such persons.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Legal Matters

The validity of the shares offered in this prospectus will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts. John D. Patterson, Jr., a partner of Foley Hoag LLP, serves as secretary of our company and owns an aggregate of 7,111 shares of our common stock. Legal matters will be passed upon for the underwriters by Bingham McCutchen LLP, Boston, Massachusetts.

Experts

The consolidated financial statements of Color Kinetics Incorporated as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement on Form S-1 (File Number 333-114386) with the Securities and Exchange Commission in connection with this offering. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at: “http://www.sec.gov”.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

Color Kinetics Incorporated

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss) for the Years Ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

 Color Kinetics Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Color Kinetics Incorporated and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficiency) and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Color Kinetics Incorporated and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
April 9, 2004 (May 28, 2004 as to the fourth paragraph of Note 1 and Note 11)

Color Kinetics Incorporated and Subsidiaries

Consolidated Balance Sheets

				Pro Forma
				Stockholders’ Equity
	December 31,		March 31,	March 31,
	2002	2003	2004	2004

			(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and equivalents	$7,688,741	$5,686,450	$18,309,644
Restricted cash	1,055,748	479,312	334,485
Accounts receivable, net of allowance for doubtful accounts of approximately $469,000, $270,000 and $288,000 in 2002, 2003 and 2004, respectively	2,981,919	4,014,529	4,403,723
Accounts receivable from related parties	163,217	29,799	104,081
Inventory	3,522,002	5,024,306	4,652,713
Prepaid expenses and other current assets	315,304	428,448	1,081,138

Total current assets	15,726,931	15,662,844	28,885,784

PROPERTY AND EQUIPMENT— at cost:
Computer equipment	1,334,784	1,503,046	1,526,151
Furniture and fixtures	640,105	624,899	713,843
Tooling	541,899	873,961	905,336
Leasehold improvements	996,882	996,882	996,882

Total	3,513,670	3,998,788	4,142,212
Less— accumulated depreciation and amortization	(2,094,333)	(2,933,392)	(3,115,624)

Property and equipment— net	1,419,337	1,065,396	1,026,588
INVESTMENT IN JOINT VENTURE	285,082	288,432	439,409
RESTRICTED CASH— Long-term portion	1,200,000	1,100,000	1,100,000

TOTAL ASSETS	$18,631,350	$18,116,672	$31,451,781

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Current portion of equipment note payable	$100,000	$–	$–
Accounts payable	1,360,392	1,483,324	1,614,625
Accounts payable to related party	186,000	21,566	–
Accrued expenses	911,956	811,970	918,561
Accrued compensation	760,567	1,471,202	1,024,573
Accrued restructuring	434,135	425,692	425,692
Accrued warranty	549,014	403,591	481,289
Deferred revenue	205,831	386,663	576,381

Total current liabilities	4,507,895	5,004,008	5,041,121

ACCRUED RESTRUCTURING	1,410,872	1,033,824	920,190

COMMITMENTS AND CONTINGENCIES (Note 9)
REDEEMABLE CONVERTIBLE PREFERRED STOCK, at liquidation value	47,998,602	47,998,602	61,081,705	$–
STOCKHOLDERS’ EQUITY (DEFICIENCY):
Common stock, $0.001 par value— authorized, 41,000,000 shares; issued and outstanding 2,781,419, 2,804,325 and 2,804,325 shares in 2002, 2003 and 2004, respectively (13,873,358 shares pro forma)	2,781	2,804	2,804	13,873
Additional paid-in capital	214,869	304,350	365,750	61,436,386
Accumulated other comprehensive income	10,177	13,896	31,836	31,836
Accumulated deficit	(35,513,846)	(36,240,812)	(35,991,625)	(35,991,625)

Total stockholders’ equity (deficiency)	(35,286,019)	(35,919,762)	$(31,591,235)	$25,490,470

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)	$18,631,350	$18,116,672	$31,451,781

See notes to consolidated financial statements.

Color Kinetics Incorporated and Subsidiaries

Consolidated Statements of Operations

				Three Months Ended
	Years Ended December 31,			March 31,
	2001	2002	2003	2003	2004

				(Unaudited)	(Unaudited)
REVENUES(1):
Lighting systems	$15,080,547	$18,037,552	$26,197,034	$5,724,357	$6,757,804
OEM and licensing	1,485,653	2,128,806	2,651,466	356,323	1,459,534

Total revenues	16,566,200	20,166,358	28,848,500	6,080,680	8,217,338

COST OF REVENUES(2):
Lighting systems	10,556,540	11,224,786	13,285,688	2,988,803	3,366,477
OEM and licensing	1,013,804	1,448,029	1,489,807	212,433	681,811

Total cost of revenues	11,570,344	12,672,815	14,775,495	3,201,236	4,048,288

GROSS PROFIT	4,995,856	7,493,543	14,073,005	2,879,444	4,169,050

OPERATING EXPENSES(2):
Selling and marketing	9,345,322	7,847,764	7,615,145	1,954,061	1,827,737
Research and development	2,810,842	2,826,032	2,465,599	641,813	800,178
General and administrative	3,706,739	4,494,364	4,607,946	1,180,432	1,375,291
Restructuring	3,887,865	–	161,413	161,413	–

Total operating expenses	19,750,768	15,168,160	14,850,103	3,937,719	4,003,206

INCOME (LOSS) FROM OPERATIONS	(14,754,912)	(7,674,617)	(777,098)	(1,058,275)	165,844
INTEREST INCOME(EXPENSE), NET:
Interest income	110,433	155,603	50,252	17,582	30,692
Interest expense	(62,150)	(30,681)	(3,470)	(1,850)	–

Total interest income (expense), net	48,283	124,922	46,782	15,732	30,692

EQUITY IN EARNINGS OF JOINT VENTURE	24,415	85,232	3,350	173,547	133,067

NET INCOME (LOSS)	$(14,682,214)	$(7,464,463)	$(726,966)	$(868,996)	$329,603

EARNINGS (LOSS) PER SHARE:
Basic	$(5.49)	$(2.71)	$(0.26)	$(0.31)	$0.12
Diluted	$(5.49)	$(2.71)	$(0.26)	$(0.31)	$0.06
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	2,675,461	2,756,855	2,789,957	2,781,589	2,804,325
Diluted	2,675,461	2,756,855	2,789,957	2,781,589	5,191,232
PRO FORMA EARNINGS (LOSS) PER SHARE:
Basic			$(0.06)		$0.02
Diluted			$(0.06)		$0.02
PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic			12,116,607		13,270,665
Diluted			12,116,607		14,092,477

				Three Months Ended
	Years Ended December 31,			March 31,
	2001	2002	2003	2003	2004

				(Unaudited)	(Unaudited)
(1) Includes revenues from related parties as follows (see Note 7):
Lighting systems	$2,073,314	$3,364,266	$4,913,193	$1,236,466	$880,041
OEM and licensing	–	59,083	268,836	46,921	30,000

Total related party revenues	$2,073,314	$3,423,349	$5,182,029	$1,283,387	$910,041

(2) Includes stock-based compensation as follows:
Cost of lighting systems revenues	$150,000	$–	$–	$–	$–
General and administrative	–	–	76,449	18,481	61,400

Total stock-based compensation	$150,000	$–	$76,449	$18,481	$61,400

See notes to consolidated financial statements.

Color Kinetics Incorporated and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficiency) and

Comprehensive Income (Loss)

				Accumulated
	Common Stock		Additional	Other
			Paid-In	Comprehensive	Accumulated		Comprehensive
	Shares	Amount	Capital	Income (Loss)	Deficit	Total	Income (Loss)

BALANCE— January 1, 2001	2,671,934	$2,672	$32,693		$(13,268,368)	$(13,233,003)
Issuance costs of Series D, D-1 and E preferred stock					(98,801)	(98,801)
Exercise of stock options	29,547	29	11,316			11,345
Stock-based compensation			150,000			150,000
Translation adjustments				$(13,250)		(13,250)	$(13,250)
Net loss					(14,682,214)	(14,682,214)	(14,682,214)

Comprehensive loss							$(14,695,464)

BALANCE— December 31, 2001	2,701,481	2,701	194,009	(13,250)	(28,049,383)	(27,865,923)
Exercise of stock options	79,938	80	20,860			20,940
Translation adjustments				23,427		23,427	$23,427
Net loss					(7,464,463)	(7,464,463)	(7,464,463)

Comprehensive loss							$(7,441,036)

BALANCE— December 31, 2002	2,781,419	2,781	214,869	10,177	(35,513,846)	(35,286,019)
Exercise of stock options	22,906	23	13,032			13,055
Stock-based compensation			76,449			76,449
Translation adjustments				3,719		3,719	$3,719
Net loss					(726,966)	(726,966)	(726,966)

Comprehensive loss							$(723,247)

BALANCE— December 31, 2003	2,804,325	2,804	304,350	13,896	(36,240,812)	(35,919,762)

Issuance costs of Series F preferred stock (unaudited)					(80,416)	(80,416)
Stock-based compensation (unaudited)			61,400			61,400
Translation adjustments (unaudited)				17,940		17,940	$17,940
Net income (unaudited)					329,603	329,603	329,603

Comprehensive income (unaudited)							$347,543

BALANCE— March 31, 2004 (unaudited)	2,804,325	$2,804	$365,750	$31,836	$(35,991,625)	$(35,591,235)

See notes to consolidated financial statements.

Color Kinetics Incorporated and Subsidiaries

Consolidated Statements of Cash Flows

				Three Months Ended
	Years Ended December 31,			March 31,
	2001	2002	2003	2003	2004

				(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(14,682,214)	$(7,464,463)	$(726,966)	$(868,996)	$329,603
Adjustments to reconcile net income (loss) to cash from operating activities:
Depreciation and amortization	863,874	828,083	873,138	227,397	182,232
Stock-based compensation	150,000	–	76,449	18,481	61,400
Write-off of leasehold improvements in connection with restructuring	592,200	–	–
Equity in earnings of joint venture	(24,415)	(85,232)	(3,350)	(173,547)	(133,067)
Changes in current assets and liabilities:
Accounts receivable	329,027	443,049	(899,192)	535,898	(463,476)
Inventory	(1,588,379)	2,834,707	(1,502,304)	(352,592)	371,593
Prepaid expenses and other current assets	(44,526)	(62,983)	(113,144)	(169,359)	(652,690)
Restricted cash	480,848	(612,017)	676,436	73,941	144,827
Accounts payable	(675,949)	(475,901)	(41,502)	(217,102)	109,735
Accrued expenses	1,158,172	(757,473)	465,226	55,254	(262,343)
Deferred revenue	86,728	91,582	180,832	(49,211)	189,718
Accrued restructuring	1,956,152	(111,145)	(385,491)	(207,778)	(113,634)

Cash flows from operating activities	(11,398,482)	(5,371,793)	(1,399,868)	(1,127,614)	(236,102)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in joint venture	(165,260)	–	–	–	–
Purchase of property and equipment	(1,085,427)	(467,181)	(519,197)	(124,030)	(143,424)

Cash flows from investing activities	(1,250,687)	(467,181)	(519,197)	(124,030)	(143,424)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments under equipment note payable and line of credit	(359,958)	(1,669,999)	(100,000)	(30,000)	–
Borrowings under line of credit	1,650,000	–	–	–	–
Proceeds from the exercise of stock options	11,345	20,940	13,055	1,751	–
Proceeds from issuance of redeemable convertible preferred stock— net of issuance costs	17,095,382	6,883,266	–	–	13,002,687

Cash flows from financing activities	18,396,769	5,234,207	(86,945)	(28,249)	13,002,687

EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	3,719	–	33

INCREASE (DECREASE) IN CASH AND EQUIVALENTS	5,747,600	(604,767)	(2,002,291)	(1,279,893)	12,623,194
CASH AND EQUIVALENTS— Beginning of year	2,545,908	8,293,508	7,688,741	7,688,741	5,686,450

CASH AND EQUIVALENTS— End of year	$8,293,508	$7,688,741	$5,686,450	$6,408,848	$18,309,644

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$61,641	$30,681	$3,470	$–	$–

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES— Assets purchased under equipment note payable	$300,000	$–	$–	$–	$–

See notes to consolidated financial statements.

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(Information as of March 31, 2004 and for the three-month

periods ended March 31, 2003 and 2004 is unaudited)

1.	Nature of Business and Basis of Presentation

Nature of Business— Color Kinetics Incorporated (the “Company”), incorporated on September 15, 1997, is a pioneer in the design, marketing and licensing of intelligent solid-state lighting systems. The Company sells its products through its direct sales force and network of manufacturer’s representatives and distributors.

The Company is subject to certain risks common to rapidly growing technology-based companies in similar stages of development. Principal risks to the Company include uncertainty of growth in market acceptance for the Company’s products; dependence on advances in lighting technologies; history of losses since inception; ability to remain competitive in response to new lighting technologies; costs to defend, as well as risks of losing, patent and intellectual property rights; reliance on limited number of suppliers; reliance on outsourced manufacture of the Company’s products for quality control and product availability; ability to increase production capacity to meet demand for the Company’s products; concentration of the Company’s operations in a limited number of facilities; uncertainty of demand for the Company’s products in certain markets; ability to grow the Company’s OEM and licensing business segment; ability to manage growth effectively; dependence on key members of the Company’s management; limited experience in conducting operations internationally; occurrence of defects in the Company’s products; and ability to obtain adequate capital to fund future operations.

Basis of Presentation

Principles of Consolidation— The consolidated financial statements include the accounts of Color Kinetics Incorporated and its wholly owned subsidiaries. The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany transactions and balances have been eliminated in consolidation. The Company holds a 50% equity interest in a joint venture, Color Kinetics Japan (“CK Japan”). This investment is accounted for using the equity method (see Note 7).

Stock Split— The accompanying financial statements reflect a 1-for-2 reverse stock split of the Company’s common stock, approved by the Board of Directors and effected on May 28, 2004. All share and per share information herein has been retroactively restated to reflect this split.

Unaudited Pro Forma Presentation— The unaudited pro forma stockholders’ equity data presented in the balance sheet as of March 31, 2004, reflects the conversion of all outstanding shares of preferred stock as of that date to common stock, which will occur upon closing of the proposed initial public offering.

Unaudited Interim Financial Information— The accompanying unaudited interim financial statements as of March 31, 2004 and for the three month periods ended March 31, 2003 and 2004 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. As a result, certain footnote and other disclosure required by accounting principles generally accepted in the United States of America has been omitted. The reader is encouraged to read the interim financial statements together with the audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003. The interim financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim periods presented. The operating results for the interim periods presented are not necessarily indicative of the results that could be expected for the full year.

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents and Restricted Cash— The Company considers all short-term highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents.

The Company provided to the lessor of its corporate headquarters an irrevocable letter of credit issued by a bank with a defined pay-down provision over the term of the lease. At December 31, 2002 and 2003, $1,200,000 and $1,100,000, respectively, was classified as long-term restricted cash and $100,000 and $100,000, respectively, was classified as short-term restricted cash representing cash held on deposit with a bank to secure the letter of credit.

The Company has provided letters of credit to one of its contract manufacturers. The amount set aside under outstanding letters of credit are drawn down as purchase orders are fulfilled. As of December 31, 2003, the Company has outstanding letters of credit of approximately $379,000. Amounts deposited to secure these letters of credit are reflected as restricted cash in the accompanying balance sheets.

Inventory— Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of the following:

	December 31,
			March 31,
	2002	2003	2004

Finished goods	$2,199,908	$2,973,407	$2,959,294
Raw material components	1,322,094	2,050,899	1,693,419

Total	$3,522,002	$5,024,306	$4,652,713

To the extent that inventory is considered not saleable or net realizable value has diminished below cost, reserves are provided to reflect the estimated loss. Activity within reserves provided against inventory was as follows for years ended December 31:

	2001	2002	2003

Balance, beginning of year	$610,200	$1,278,276	$1,381,923
Provisions in cost of revenues	893,588	1,213,291	541,078
Write-off against reserve	(225,512)	(1,109,644)	(1,317,977)

Balance, end of year	$1,278,276	$1,381,923	$605,024

Property and Equipment— Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (three years for computer equipment, five years for furniture and fixtures, one year for tooling, and the life of the lease for leasehold improvements). Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization is eliminated from the respective accounts and any resulting gains or losses are reflected in operations. Expenditures for repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets— The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the assets. If

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets. In connection with the Company’s 2001 restructuring plan (Note 8), the Company wrote off certain leasehold improvements related to the abandonment of a portion of the Company’s principal office facility. No other impairments have been noted or recorded to date.

Warranty Reserve— The Company’s products are generally warranted against defects for 12 months following purchase. Reserves for potential warranty claims are provided at the time of revenue recognition based on historical claims experience, repair costs and current sales levels. Activity within the reserve was as follows for years ended December 31:

	2001	2002	2003

Balance, beginning of year	$600,000	$185,606	$549,014
Provisions in cost of revenues	100,049	753,772	335,630
Expenditures	(514,443)	(390,364)	(481,053)

Balance, end of year	$185,606	$549,014	$403,591

Revenue Recognition— The Company recognizes revenues in connection with sales of its lighting systems and OEM products when all of the following conditions have been met: (1) evidence exists of an arrangement with the customer, typically consisting of a purchase order or contract; (2) the Company’s products have been delivered and risk of loss has passed to the customer, which typically occurs when a product is shipped under the Company’s customary terms, generally FOB shipping point; (3) the amount of revenue to which the Company is entitled is fixed or determinable; and (4) the Company believes it is probable that it will be able to collect the amount due to the Company from its customer. To the extent that one or more of these conditions is not present, the Company delays recognition of revenue until all the conditions are present. The Company classifies the amount of freight that is invoiced to its customers as revenue, with the corresponding cost classified as cost of revenues.

The Company offers its lighting systems customers limited rights of return, which typically provide that within 30 days of shipment products in unopened and saleable condition may, at the Company’s discretion, be returned to it for refund, net of a 15% restocking fee. The Company also provides certain distributors with limited stock rotation rights. Based on historical experience, the Company provides for potential returns from customers through a sales return reserve. The reserve is evaluated and adjusted as conditions warrant. An allowance for doubtful accounts is provided to reserve for credit losses as a result of customers’ inability to pay.

Activity within the allowance for doubtful accounts was as follows for years ended December 31:

	2001	2002	2003

Balance, beginning of year	$231,833	$318,677	$469,057
Provisions in general and administrative expense	106,496	172,500	159,500
Write-offs against allowance	(19,652)	(22,120)	(358,406)

Balance, end of year	$318,677	$469,057	$270,151

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Activity within the accrual for sales returns and allowances was as follows for years ended December 31:

	2001	2002	2003

Balance, beginning of year	$248,772	$558,384	$241,525
Provisions against revenues	499,437	(1,862)	8,322
Write-offs against allowance	(189,825)	(314,997)	(49,847)

Balance, end of year	$558,384	$241,525	$200,000

Research and Development Costs— The Company expenses research and development costs as incurred.

Advertising Costs— The Company expenses advertising costs as incurred. Advertising costs aggregate approximately $466,000, $129,000, $300,000, $62,000 and $19,000 for the years ended December 31, 2001, 2002 and 2003 and the three-month periods ended March 31, 2003 and 2004, respectively.

Income Taxes— Deferred tax assets and liabilities are provided based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

Stock-Based Compensation— The Company applies the intrinsic value method of accounting for stock options granted to employees. The Company accounts for stock options and awards to non-employees using the fair value method.

Under the intrinsic value method, compensation associated with stock awards to employees is determined as the difference, if any, between the fair value of the underlying common stock on the date compensation is measured and the price an employee must pay to exercise the award. The measurement date for employee awards is generally the date of grant. Under the fair value method, compensation associated with stock awards to non-employees is determined based on the estimated fair value of the award, measured using either current market data or an established option pricing model. The measurement date for non-employee awards is generally the date the performance of services is complete.

Pro forma information regarding net loss in 2001, 2002 and 2003 and the three-month periods ended March 31, 2003 and 2004 has been provided below as if the Company had accounted for its employee stock options under the fair value method. The measurement date for employee awards under the fair value method is generally the date of grant. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Risk-free interest rate	4.76%	3.82%	2.96%	2.90%	3.05%
Dividend yield	0%	0%	0%	0%	0%
Expected life in years	4	4	4	4	4

The estimated fair value of options granted for the years ended December 31, 2001, 2002 and 2003 and the three-month periods ended March 31, 2003 and 2004 was approximately $0.66, $0.50, $0.44, $0.44 and $0.38 per share, respectively.

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For purposes of the pro forma disclosures, the estimated fair value of options (as determined using the Black-Scholes option pricing model) is amortized to expense over the vesting period of the option.

			Employee
		Employee	Stock-Based	Pro Forma Net
		Stock-Based	Compensation	Income (Loss)
		Compensation	Using the	Using the
	Net Income (Loss)	Included in	Fair Value	Fair Value
Years Ended December 31:	As Reported	Net Income (Loss)	Method	Method

2001	$(14,682,214)	$–	$(98,307)	$(14,780,521)
2002	(7,464,463)	–	(181,943)	(7,646,406)
2003	(726,966)	–	(172,300)	(899,266)

Three Months Ended March 31:

2003	$(868,996)	$–	$(43,075)	$(912,071)
2004	329,603	–	(112,076)	217,527

The Black-Scholes option pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of 10 years. However, management believes that the assumptions used and the model applied to value the awards yields a reasonable estimate of the fair value of the grants made under the circumstances.

In 2002 and 2003, the Company granted options to purchase 61,375 and 5,625 shares of the Company’s common stock, respectively, to non-employee consultants and advisors. Stock-based compensation expense related to these options is recognized on a straight-line basis over the four-year vesting period as the services are rendered. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. Estimates of compensation expense are adjusted for changes in the value of the awards. Total stock-based compensation expense charged to operations for the years ended December 31, 2002 and 2003 and the three-month periods ended March 31, 2003 and 2004 was approximately $0, $76,000, $18,000 and $61,000 respectively.

For purposes of computing stock-based compensation expense, the estimated fair value of non-employee options (as determined using the Black-Scholes option-pricing model) is amortized to expense over the vesting period of the option using quarterly risk-free interest rates ranging from 2.36% to 4.08%, a dividend yield of 0.0%, a weighted average expected life in years of 4 and a volatility factor of 50.0%.

Off-Balance-Sheet Risk and Concentration of Credit Risk— Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash and equivalents and accounts receivable. The Company has no significant off-balance-sheet risks such as those associated with foreign exchange contracts, option contracts or other foreign hedging arrangements. With respect to concentration of credit risk, the Company maintains the majority of its cash and equivalents with one established financial institution that management believes to be of high credit quality.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses, and such losses have been within management’s expectations.

During the years ended December 31, 2001, 2002 and 2003 and the three-month periods ended March 31, 2003 and 2004, the Company had one customer (CK Japan) which accounted for 12%, 17%, 17%, 20% and 11% of total revenues, respectively. During the three-month period ended March 31, 2004, the Company had one additional customer which accounted for 13% of total revenues. At December 31, 2001 and March 31, 2004, the Company had one customer which accounted for 12% and 15% of total accounts receivable, respectively. At December 31, 2002 and 2003, the Company had no customers which accounted for more than 10% of total accounts receivable.

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Geographic Information— The Company has derived its product revenues from sales primarily from customers based in the United States of America, Europe and Asia, as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

Location of Customers	2001	2002	2003	2003	2004

United States of America	$12,229,525	$13,476,117	$17,775,850	$3,546,852	$5,454,056
Asia	2,395,383	4,863,102	7,773,396	1,834,571	1,763,013
Europe	1,184,150	1,039,111	1,912,588	437,347	445,460
Other	757,142	788,028	1,386,666	261,910	554,809

Total	$16,566,200	$20,166,358	$28,848,500	$6,080,680	$8,217,338

Substantially all of the Company’s long-lived assets are located in the United States of America.

Foreign Currency— The assets and liabilities of the Company’s foreign subsidiaries, as well as of CK Japan, are translated from the local functional currency into U.S. Dollars at year-end exchange rates, and revenues and expenses of its foreign subsidiaries are translated at average rates prevailing during the year. Resulting translation adjustments are accumulated as part of accumulated other comprehensive income (loss). Transaction gains or losses are recognized in income or loss currently. Transaction gains and losses are not material for any period presented.

Comprehensive Income (Loss)— Comprehensive income (loss) includes all changes in equity during a period except those resulting from investing by owners and distributions to owners. For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, comprehensive income (loss) is comprised of the net income (loss) and currency translation adjustments.

Historical Net Loss Per Share— Historical net loss per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share includes the impact of the Company’s outstanding potential common shares, such as options and warrants (using the treasury stock method) and convertible preferred stock. However, due to the Company’s net losses in each of the years presented and in the three months ended March 31, 2003, the effect of these items would be antidilutive in all periods presented and they are excluded from the computation. In the three months ended March 31, 2004, certain options and potential shares from preferred stock conversions are excluded as their exercise or conversion prices were less then the estimated value of the common stock during the period. Had all such antidilutive shares been included in the computation, weighted average shares would have increased by approximately 7,700,000, 11,100,000, 11,800,000, 11,300,000 and 7,600,000 in 2001, 2002 and 2003 and in the three months ended March 31, 2003 and 2004, respectively.

A reconciliation of shares used in the computation of basic earnings per share and diluted earnings per share for the three months ended March 31, 2004 is as follows:

Shares for basic computation	2,804,325
Potential common shares from:
Options	514,820
Warrants	306,992
Preferred Stock	1,565,095

Shares for diluted computation	5,191,232

Pro Forma Net Loss Per Share— Pro forma net loss per share has been computed using the weighted average number of shares of common stock outstanding during each period. In addition, for purposes of

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

pro forma net loss per share, all shares of preferred stock outstanding at December 31, 2003 and March 31, 2004, which are convertible to common stock and are expected to be converted upon closing of the proposed initial public offering of the Company’s common stock, have been treated as though they had been converted to common stock in all periods in which such shares were outstanding.

New Accounting Pronouncements— In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain freestanding financial instruments, such as outstanding redeemable convertible preferred stock, and requires that a company classify instruments within the scope of the standard as either debt or equity, depending on the underlying features of the instrument. The Company adopted SFAS No. 150 on January 1, 2004. There was no impact of the adoption.

3.	Equipment Note Payable and Line of Credit

In September 2003, the Company entered into a line of credit with a bank under which the Company is permitted to borrow up to the lesser of $3,000,000 or 80% of qualified accounts receivable, as defined in the agreement. Borrowing availability under the line of credit is reduced to the extent of outstanding letters of credit that are not secured by cash deposits at the bank. Borrowings under the line of credit are collateralized by substantially all the Company’s assets and bear interest at the bank’s prime rate (4.0% at December 31, 2003) plus 1.0%. The line of credit agreement requires the Company to comply with certain covenants, including maintenance of defined levels of liquidity and quarterly net revenues. Dividends are generally prohibited by the line of credit agreement. At December 31, 2003, the Company was in violation of certain information reporting requirements under the agreement, which required the Company to deliver various financial reports within agreed-upon time frames. The Company subsequently obtained a waiver of these violations from the bank. At March 31, 2004, the Company had no borrowings outstanding under this line of credit, and approximately $2,600,000 was available.

Under previous working capital and equipment lines of credit with the bank, the Company had outstanding borrowings of $1,769,000 and $100,000 at December 31, 2001 and 2002, respectively. Of these balances, $1,670,000 and $100,000 were repaid to the bank in 2002 and 2003, respectively. The previous working capital line of credit and the equipment line of credit expired in 2002 and 2003, respectively.

4.	Stockholders’ Equity (Deficiency)

Preferred Stock— In January and February 2004, the Company issued 3,484,849 shares of Series F Redeemable Convertible Preferred Stock (“Series F Preferred Stock”) at $3.754269 per share. In February 2002 and December 2001, the Company issued 2,387,202 and 3,451,792 shares of Series E Redeemable Convertible Preferred Stock (“Series E Preferred Stock”) at $2.8834 per share, respectively. In March 2001, the Company issued 1,524,633 shares of Series D Redeemable Convertible Preferred Stock at $4.7495 per share. In December 2000, the Company issued 1,200,744 shares of Series D and D-1 Redeemable Convertible Preferred Stock (“Series D and D-1 Preferred Stock”) at $4.7495 per share. In December 1999, the Company issued 3,355,897 shares of Series C Redeemable Convertible Preferred Stock (“Series C Preferred Stock”) at $3.88 per share. In December 1998, the Company issued 1,020,285 shares of Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) at $0.8256 per share and 3,956,208 shares of Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”) at $1.1008 per share. All outstanding classes of preferred stock are referred to hereafter as the “Preferred Stock.”

Each holder of Series A, Series B, Series E and Series F preferred stock is entitled to receive, upon conversion, 0.5000 share of common stock for each share of preferred stock converted. The holders of

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Series C, Series D and Series D-1 preferred stock are entitled to receive, upon conversion 0.5870, 0.6465, and 0.8235 shares of common stock, respectively. All shares are required to be converted into common stock upon the closing of an initial public offering of the Company’s common stock generating aggregate proceeds of at least $20,000,000 and a minimum price per share of $12.00. The Preferred Stock has liquidation preference over common stock at a minimum price of the original purchase price per share plus any declared but unpaid dividends. The holders of the Preferred Stock have the right to elect to redeem the Preferred Stock in three annual installments beginning on November 4, 2006. The redemption price is the original purchase price per share plus any declared but unpaid dividends. Dividends are declared by the Board of Directors on a discretionary basis. No dividends have been declared through March 31, 2004. The holders of the Preferred Stock are entitled to a number of votes equal to the number of shares of common stock into which their Preferred Stock is convertible. The Preferred Stock also has certain registration rights and a right to first offer, as defined by certain agreements executed by the Company, with the Preferred Stockholders.

The following is a summary of activity in the Company’s Preferred Stock, by series:

	A	B	C	D and D-1	E	F	Total

Balance— January 1, 2001	1,020,285	3,956,208	3,355,897	1,200,744	–	–	9,533,134
Issued				1,524,633	3,451,792		4,976,425

Balance— December 31, 2001	1,020,285	3,956,208	3,355,897	2,725,377	3,451,792	–	14,509,559
Issued					2,387,202		2,387,202

Balance— December 31, 2002 and 2003	1,020,285	3,956,208	3,355,897	2,725,377	5,838,994	–	16,896,761
Issued						3,484,849	3,484,849

Balance— March 31, 2004	1,020,285	3,956,208	3,355,897	2,725,377	5,838,994	3,484,849	20,381,610

The following is a summary of the carrying value, which represents redemption value and liquidation preference, of Preferred Stock, by series:

	A	B	C	D and D-1	E	F	Total

Balance— January 1, 2001	$842,347	$4,354,992	$13,020,880	$5,702,934	$–	$–	$23,921,153
Issued				7,241,271	9,952,912		17,194,183

Balance— December 31, 2001	842,347	4,354,992	13,020,880	12,944,205	9,952,912	–	41,115,336
Issued					6,883,266		6,883,266

Balance— December 31, 2002 and 2003	842,347	4,354,992	13,020,880	12,944,205	16,836,178	–	47,998,602
Issued						13,083,103	13,083,103

Balance— March 31, 2004	$842,347	$4,354,992	$13,020,880	$12,944,205	$16,836,178	$13,083,103	$61,081,705

1998 Stock Option Plan— The Company’s 1998 Stock Option Plan (the “Plan”) provides for the issuance of up to an aggregate of 2,117,500 shares of common stock upon the exercise of incentive stock options

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(“ISOs”) and nonqualified stock options (“NSOs”) granted to directors, officers, employees, and consultants of the Company. The Plan is administered by the Company’s Board of Directors, which has the authority to set all terms which options grants will bear, including vesting periods and life. The exercise price for ISOs and NSOs must be at least equal to the fair value of the underlying shares of common stock at the time of grant. ISO grants to holders of 10% of the combined voting power of all classes of Company stock must be granted at an exercise price of not less than 110% of the fair value at the date of grant and be for a term of not more than five years. The term of each option may not exceed 10 years and may not vest over a period of less than four years. Upon a change of control, as defined, a portion of all unvested options will vest automatically. As of December 31, 2003, there were 334,100 options available for future grant under the 1998 Plan.

The following is a summary of activity for the Plan:

			Weighted
			Average
		Exercise	Exercise
	Shares	Price	Price

Outstanding at December 31, 2000	834,136	$0.04-9.00	$4.40
Granted	936,500	3.50-5.00	4.66
Exercised	(29,547)	0.24-7.00	0.46
Forfeited	(431,609)	0.24-9.00	6.06

Outstanding at December 31, 2001	1,309,480	0.04-9.00	4.14
Granted	747,625	3.50	3.50
Exercised	(79,938)	0.24-0.50	0.26
Forfeited	(302,313)	0.24-9.00	4.82

Outstanding at December 31, 2002	1,674,854	0.04-9.00	3.32
Granted	292,562	3.50-4.50	3.78
Exercised	(22,906)	0.24-5.00	0.56
Forfeited	(318,969)	3.50-9.00	3.82

Outstanding at December 31, 2003	1,625,541	$0.04-9.00	$3.96

Exercisable at December 31, 2001	284,271	$0.04-9.00	$2.36

Exercisable at December 31, 2002	439,482	$0.04-9.00	$2.32

Exercisable at December 31, 2003	716,196	$0.04-9.00	$3.94

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth information regarding options outstanding at December 31, 2003:

	Options Outstanding
				Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Prices	Shares	Life (Years)	Price	Shares	Price

$0.04-0.50	111,688	5.0	$0.28	111,688	$0.28
0.60-1.00	27,500	5.5	0.70	27,500	0.70
3.50	828,062	8.6	3.50	233,373	3.50
3.88-4.00	62,125	9.3	3.98	6,750	3.88
4.50	57,000	10.0	4.50	—	4.50
5.00	434,000	7.5	5.00	251,887	5.00
6.00	31,500	6.4	6.00	27,563	6.00
7.00	12,500	6.4	7.00	10,937	7.00
8.00	10,000	6.5	8.00	8,125	8.00
9.00	51,166	6.8	9.00	38,373	9.00

	1,625,541		$3.96	716,196	$3.94

The Board of Directors of the Company has determined the fair value of the Company’s common stock in its good faith judgment at each option grant date for grants under the Plan considering all relevant factors, including the financial and operating performance of the Company and recent transactions in the Company’s capital stock.

Warrants— In November 1998, the Company issued to two members of its Board of Directors Class A warrants to acquire a total of 410,189 shares of its common stock at $2.38 per share, and Class B warrants to acquire a total of 149,149 shares of its common stock at $2.98 per share. The warrants vest 50% upon grant date and the remainder vest monthly over two years following grant date. The Company computed the fair value for 50% of the warrants using the Black-Scholes option-pricing model. The value of these warrants was immaterial to the financial statements. The remaining 50% of the warrants are for services of members of the Board of Directors and are accounted for using the intrinsic value method. The warrants are fully vested at December 31, 2003.

In March 2001, the Company issued warrants to acquire 1,052,742 of Series D Preferred Stock at a purchase price of $4.7495 per share to a supplier and investor of the Company (Note 7). The warrants vested immediately and expired in October 2001. The Company valued the warrants using the Black-Scholes option-pricing model and recorded the fair value of $150,000 as a cost of revenues for the year ended December 31, 2001. The weighted average valuation assumptions used were risk-free interest rate of 4.44%, dividend yield of 0%, volatility of 5% and expected life in years of 0.5.

Shares Reserved for Future Issuance— At March 31, 2004, approximately 14,943,000 shares of common stock are reserved for issuance on conversion of the Preferred Stock, the exercise of outstanding stock options and warrants, and the issuance of common stock under the 2004 stock option plan and the 2004 Employee Stock Purchase Plan.

5.	Income Taxes

As of December 31, 2003, the Company had federal net operating loss carryforwards of approximately $31,198,000 available to offset future taxable income, if any. In addition, the Company has approximately $526,000 of federal research and development tax credits available to reduce future taxes payable. These

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

loss and credit carryforwards and credits expire in varying amounts beginning in 2008 through 2023. The occurrence of certain events, including significant changes in ownership interests, may limit the amount of those assets available to be used in any given year.

The components of the provision for income taxes consisted of the following for years ended December 31:

	2001	2002	2003

Federal— deferred	$3,743,000	$3,871,000	$305,000
State— deferred	661,000	683,000	54,000
Increase in valuation allowance	(4,404,000)	(4,554,000)	(359,000)

Provision for income taxes	$–	$–	$–

A reconciliation of the federal statutory rate to the effective rate is as follows, for all periods presented:

Federal	34%
State, net of federal benefit	6
Valuation allowance provided	(40)

Effective rate	–%

Tax has been provided at a zero rate in the three-month ended March 31, 2004 due to the availability of loss carryforwards to offset any tax provided and continued uncertainty regarding recoverability of recorded deferred tax assets.

The components of the Company’s net deferred tax assets are as follows at December 31:

	2002	2003

Net operating loss carryforwards	$12,598,000	$12,479,000
Capitalized start-up costs	61,000	–
Research and development credits	398,000	526,000
Restructuring accrual	384,000	584,000
Inventory allowances	553,000	242,000
Bad debts and sales return allowances	312,000	188,000
Other	(355,000)	291,000
Valuation allowance	(13,951,000)	(14,310,000)

	$–	$–

The Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2002 and 2003 because the future realization of such assets is uncertain.

Income tax provisions recorded during interim periods are based on the tax rate anticipated to be incurred for the entire fiscal year. Changes in that tax rate are recorded as changes in estimate in the period in which the anticipated tax rate changes.

6.	Retirement Plans

The Company has a 401(k) retirement and savings plan (the “401(k) Plan”) covering all employees. The 401(k) Plan allows each participant to contribute up to 100% of base wages up to an amount not to exceed an annual statutory maximum. The Company may contribute a discretionary matching

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

contribution. For the years ended December 31, 2001, 2002 and 2003, the Company made no matching contributions.

7.	Related Party Transactions

In March 2001, the Company entered into a joint venture agreement with a customer located in Japan to form CK Japan. The Company invested $165,260 and contributed certain intellectual property rights (recorded at carryover basis of $0) in exchange for 50% ownership of the joint venture. The Company accounts for this investment using the equity method of accounting, whereby the Company records its share of the joint venture’s earnings or losses. In addition, the Company eliminates its profit associated with inventory sold to and held by CK Japan at the end of each period. The activity in the Company’s investment in the joint venture was as follows for the years ended December 31:

	2001	2002	2003

Balance in joint venture, beginning of year	$—	$176,425	$285,082
Contribution	165,260	—	—
Equity in earnings of joint venture	24,415	85,232	3,350
Translation adjustment on investment	(13,250)	23,425	–

Carrying value of investment	$176,425	$285,082	$288,432

Summarized unaudited financial information for CK Japan is as follows as of and for the years ended December 31:

	2001	2002	2003

Current assets	$2,320,818	$3,095,547	$5,898,731
Noncurrent assets	39,713	101,843	1,093,132
Current liabilities	1,602,144	2,192,079	5,257,540
Noncurrent liabilities	387,966	436,532	1,098,109
Revenues	3,625,633	6,596,037	10,906,089
Gross margin	1,292,066	2,369,693	5,295,726
Income from operations	149,427	336,511	1,283,790
Net income	77,754	170,573	6,700

For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company recognized revenues from product sales to CK Japan of approximately $2,073,000, $3,364,000, $5,032,000, $1,236,000 and $880,000, respectively. As of December 31, 2002 and March 31, 2004, total accounts receivable outstanding from CK Japan were approximately $117,000 and $74,000, respectively. As of December 31, 2003, total accounts payable outstanding to CK Japan were approximately $22,000, resulting from advance payments made by CK Japan prior to product delivery.

In March 2001, the Company entered into a 12-month supplier agreement with one of its significant stockholders whereby the Company can purchase certain raw material components that are used in the manufacture of the Company’s products. The stockholder’s Chairman served as a member of the Company’s Board of Directors from April 2002 to April 2004. During the years ended December 31, 2001 and 2002, the Company purchased approximately $1,000,000 and $0, respectively, of raw materials from the supplier under this agreement. Upon expiration of the agreement, the Company continued to purchase certain raw material components from the investor on a purchase order basis. During 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company purchased approximately $830,000, $1,510,000, $329,000 and $0, respectively, under individual purchase orders. As of December 31, 2002 and

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2003 and March 31, 2004, total accounts payable outstanding to the stockholder were $186,000, $0 and $0, respectively.

For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company recognized revenues from product sales to one of its significant stockholders of approximately $0, $59,000, $150,000, $47,000 and $30,000, respectively. Accounts receivable from this related party at December 31, 2002 and 2003 and March 31, 2004 were approximately $46,000, $30,000 and $30,000, respectively.

8.	Restructuring

During fiscal 2001, the Company implemented a restructuring plan to reorganize its operations. The restructuring charge of approximately $3,888,000 included severance costs related to the termination of eleven employees of approximately $41,000. Also included in the restructuring charge is an estimated loss of approximately $3,255,000 for the minimum future rent commitment under the Company’s office facility lease due to the abandonment of a portion of the leased facility, as well as the write-off of approximately $592,000 of leasehold improvements related to that portion of the lease. These amounts are offset by estimated future sublease income. During 2002, the Company recorded a net reduction to the accrued restructuring charge of approximately $960,000, which relates to lease payments and sublease income on the space. During 2003, the Company increased its accrued restructuring liability by approximately $161,000 to reflect changes in estimate related to amounts to be received under the lease payment commitment and reduced the liability by approximately $547,000 representing payments made, net of sublease income received. Amounts carried on the accompanying balance sheets represent amounts due under leases for abandoned space, net of anticipated sublease income.

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following details the accrued restructuring reserves and related activity in the reserves through March 31, 2004:

		Lease Abandonment	Leasehold
	Severance Costs	Net of Sublease Income	Impairment	Total

Accrued restructuring costs as of December 31, 2000	$—	$—	$—	$—
Total charges to operating expense	41,157	3,254,509	592,199	3,887,865
Cash paid, net of sublease income received	(41,157)	(448,796)	(592,199)	(1,082,152)

Accrued restructuring costs as of December 31, 2001	—	2,805,713	—	2,805,713
Cash paid, net of sublease income received		(960,706)		(960,706)

Accrued restructuring costs as of December 31, 2002	—	1,845,007	—	1,845,007
Total charges to operating expense		161,413		161,413
Cash paid, net of sublease income received		(546,904)		(546,904)

Accrued restructuring costs as of December 31, 2003	—	1,459,516	—	1,459,516
Cash paid, net of sublease income received	—	(113,634)	—	(113,634)

Accrued restructuring costs as of March 31, 2004	$—	$1,345,882	$—	$1,345,882

9.	Commitments and Contingencies

Commitments— The Company leases its facilities under non-cancelable operating leases expiring through August 31, 2007, with a five-year renewal option. Future minimum lease payments as of December 31, 2003, including amounts relating to space we vacated, are set forth in the table below. The Company entered into a sublease through August 31, 2003 relating to the vacated space, pursuant to which it expects to receive sublease income which will partially offset the above lease obligations.

In 2003, the Company entered into an agreement with a raw materials supplier under which it has a minimum purchase obligation of $365,000.

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Set forth below is information concerning the Company’s known contractual obligations as of December 31, 2003 that are fixed and determinable.

		Payment Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating lease obligations(1)	$6,352,185	$1,740,094	$3,462,268	$1,149,823	$–
Purchase obligations	365,000	365,000	–	–	–

Total	$6,717,185	$2,105,094	$3,462,268	$1,149,823	$–

(1)	Does not reflect sublease income that the Company expects to receive during the following periods: less than 1 year, $425,691; 1 to 3 years, $912,195; and 3 to 5 years, $324,336.

Rent expense was approximately $1,504,000, $963,000, $947,000, $227,000 and $237,000 for the years ended December 31, 2001, 2002 and 2003 and for the three-month periods ended March 31, 2003 and 2004, respectively.

To control overall quality, the Company purchases LED components on behalf of its contract manufacturers. Once these components are forwarded to the contract manufacturer, the contract manufacturer is responsible to the Company for any loss incurred prior to completion of the manufacturing process. In connection with the Company’s procurement of raw materials transacted with its outsourced contract manufacturers, the Company has the legal right to set off amounts owed to it from the contract manufacturers against accounts payable owed to the contract manufacturers for manufacture of finished goods inventory.

Contingencies— In March 2002, Super Vision International, Inc., or Super Vision, filed a lawsuit in the United States District Court for the Middle District of Florida seeking a declaratory judgment that certain of the Company’s patents are invalid, that Super Vision’s products do not infringe the patents in question, and that the patents are unenforceable. Super Vision subsequently amended the complaint to add claims for interference with prospective business relationships, unfair competition, trade disparagement and defamation.

In June 2002, the Company filed a lawsuit against Super Vision in the United States District Court for the District of Massachusetts. In this litigation, the Company alleged that certain products of Super Vision, including solid-state architectural lighting fixtures, pool lights and spa lights, infringe five of the patents at issue in Super Vision’s declaratory judgment action. Proceedings in the Company’s lawsuit against Super Vision were temporarily stayed for the purpose of pursuing settlement negotiations, but these negotiations were not fruitful.

Upon renewal of the proceedings, Super Vision’s lawsuit in Florida was removed by the court to the United States District Court for the District of Massachusetts, where the Company’s motion to consolidate the two cases is pending. The cases are in the discovery phase, with a so-called “Markman” hearing on patent claim interpretation scheduled for October 2004 and trial scheduled for January 2005. The Company believes that Super Vision’s claims of invalidity, unenforceability and non-infringement of the patents at issue in the Company’s infringement suit against Super Vision, and its claims against the Company of interference with prospective business relationships, unfair competition, trade disparagement and defamation, are without merit.

On March 4, 2004, Super Vision announced that it had acquired from High End Systems a patent relating to variable color lighting systems. On March 5, 2004, Super Vision filed a lawsuit in the United States District Court for the Middle District of Florida alleging that the Company has infringed the High End patent and seeking damages of $10.5 million. The Company had previously investigated the High End

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

patent and concluded that the Company’s products and technology do not infringe any valid claim of the patent. Accordingly, the Company believes that Super Vision’s High End Patent Lawsuit is without merit and intends to defend against it vigorously.

10.	Segments

The Company operates in two distinct segments. These segments are identified by reference to the manner in which the chief operating decision maker views the business, which is generally by the type of customer each segment serves. The first segment is “Lighting Systems,” which consists primarily of completed products developed and sourced by the Company. The second segment is “OEM and Licensing,” which consists primarily of subassemblies sold to original equipment manufacturers for combination with their own developed products and licenses to utilize the Company’s technology sold to the same class of customer.

Beginning in 2003, information used internally to evaluate segment performance consists of revenue by segment, gross margin by segment and direct contribution margin by segment. Direct contribution margin includes direct costs normally associated with costs of good sold determined using accounting principles generally accepted in the United States of America and additional direct costs, such as direct selling expenses, included in other expense categories contained in the accompanying statements of operations. Based on available information, the Company does not generate information regarding indirect costs by segment or assets or cash flows by segment, and hence, such information is not provided below. For years ended December 31, 2001 and 2002, it is not practicable for the Company to generate information regarding direct contribution margin by segment. The information set forth below is prepared in accordance with the accounting principles outlined in Note 1, with the exception that direct costs includes some expenses normally allocated to different expense categories on the Company’s consolidated statement of operations. There are no inter-segment transactions.

The following tables set forth segment information for the years ended December 31, 2001, 2002 and 2003, reconciled to the Company’s consolidated statement of operations.

Year Ended December 31, 2001

	Lighting	OEM and
	Systems	Licensing	Total

Revenues	$15,080,547	$1,485,653	$16,566,200
Cost of goods sold	10,556,540	1,013,804	11,570,344

Gross margin	4,524,007	471,849	4,995,856
Other direct costs	–	–	–

Direct contribution margin	$4,524,007	$471,849	4,995,856

Reconciling items to loss from operations:
Unallocated selling and marketing			9,345,322
Unallocated research and development			2,810,842
Unallocated general and administrative			3,706,739
Unallocated restructuring			3,887,865

Loss from operations			$(14,754,912)

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Year Ended December 31, 2002

	Lighting	OEM and
	Systems	Licensing	Total

Revenues	$18,037,552	$2,128,806	$20,166,358
Cost of goods sold	11,224,786	1,448,029	12,672,815

Gross margin	6,812,766	680,777	7,493,543
Other direct costs	–	–	–

Direct contribution margin	$6,812,766	$680,777	7,493,543

Reconciling items to loss from operations:
Unallocated selling and marketing			7,847,764
Unallocated research and development			2,826,032
Unallocated general and administrative			4,494,364

Loss from operations			$(7,674,617)

Year Ended December 31, 2003

	Lighting	OEM and
	Systems	Licensing	Total

Revenues	$26,197,034	$2,651,466	$28,848,500
Cost of goods sold	13,285,688	1,489,807	14,775,495

Gross margin	12,911,346	1,161,659	14,073,005
Other direct costs	6,807,041	1,263,324	8,070,365

Direct contribution margin	$6,104,305	$(101,665)	6,002,640

Reconciling items to loss from operations:
Unallocated selling and marketing			963,951
Unallocated research and development			1,046,428
Unallocated general and administrative			4,607,946
Unallocated restructuring			161,413

Loss from operations			$(777,098)

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Three Months Ended March 31, 2003

	Lighting	OEM and
	Systems	Licensing	Total

Revenues	$5,724,357	$356,323	$6,080,680
Cost of goods sold	2,988,803	212,433	3,201,236

Gross margin	2,735,554	143,890	2,879,444
Other direct costs	1,763,900	384,032	2,147,932

Direct contribution margin	$971,654	$(240,142)	731,512

Reconciling items to loss from operations:
Unallocated selling and marketing			217,310
Unallocated research and development			230,632
Unallocated general and administrative			1,180,432
Unallocated restructuring			161,413

Loss from operations			$(1,058,275)

Three Months Ended March 31, 2004

	Lighting	OEM and
	Systems	Licensing	Total

Revenues	$6,757,804	$1,459,534	$8,217,338
Cost of goods sold	3,366,477	681,811	4,048,288

Gross margin	3,391,327	777,723	4,169,050
Other direct costs	1,759,147	216,758	1,975,905

Direct contribution margin	$1,632,180	$560,965	2,193,145

Reconciling items to income from operations:
Unallocated selling and marketing			291,622
Unallocated research and development			360,388
Unallocated general and administrative			1,375,291

Income from operations			$165,844

Geographic segment information and information about significant customers is presented in Note 2 to the consolidated financial statements.

11.	Subsequent Events

Authorized Shares Increase—In January 2004, the Company amended and restated its certificate of incorporation to:

•	Increase the number of authorized shares of its common stock from 34,000,000 shares to 41,000,000 shares; and

•	Create and designate 4,800,000 shares of new Series F redeemable convertible preferred stock (“Series F Preferred Stock”) with rights and preferences similar to those of the Company’s other series of Preferred Stock.

Color Kinetics Incorporated and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Stock Option Grants—Subsequent to December 31, 2003 through May 2004, the Company granted options to directors, officers and employees of the Company to purchase 298,000 shares of the Company’s common stock for a weighted average exercise price of $7.80 per share. These options vest over four years.

Stock Plans—In April 2004, the Company’s Board of Directors adopted, subject to shareholder approval, the 2004 employee stock purchase plan (the “Purchase Plan”). The Company is authorized to issue a maximum of up to 400,000 shares of common stock, under the Purchase Plan. In April 2004, the Company’s Board of Directors also adopted, subject to shareholder approval, the 2004 stock incentive plan (the “2004 option plan”). The Company is authorized to issue a maximum of up to 1,750,000 shares of common stock under the 2004 option plan.

* * * * *

Color Kinetics intelligent solid-state lighting systems offer control, flexibility, scalability and design freedom, creating striking visual effects and providing reliable, robust performance. Our systems have been specified by lighting designers, interior designers and architects for installation in thousands of high-profile user sites around the world. 1 Justin Maconochie Photography 1 Northwest Airlines, 2 3 4 Detroit, MI 2 Loews Theatres, New York, NY 3 Hairspray on Broadway, New York, NY 4 Takarazuka University of Art and Design, Osaka, Japan 5 Nortel Networks, Andrew French Paul Kolnik Nacasa & Partners Santa Clara, CA 6 Michael K, New York, NY 7 Ponca City 5 6 7 Memorial Fountain, Ponca City, OK 8 Private Residence, Kapalua, HI 9 Pfizer Inc. Learning Center, Rye Brook, NY 10 Hard Rock Hotel & Casino, Las Vegas, NV 11 Harrah's Casino, Doug Salin Ruggero Vanni, Courtesy of Tobin+Parnes John Diel Atlantic City, NJ 12 Wheel of Fortune, Sony Pictures Television 8 9 10 Steven Cordrey Courtesy Batwin + Robin Productions Courtesy Four Wall Entertainment 11 12 Stone Mountain Lighting Group Color Kinetics The solid-state lighting systems that are incorporated in the lighting installations shown on these pages were, with minor exceptions, supplied by Color Kinetics. The installations were designed and installed by our customers, or by third party lighting designers and contractors, and include structural and decorative elements not supplied by us. We do not provide lighting design or installation services. Lighting products of other companies may be included in some of these installations, but do not significantly contribute to the overall lighting effect illustrated. None of the installations depicted accounted for more than 3% of our total revenue in any of the last three years.

4,000,000 Shares

Common Stock

PROSPECTUS

                    , 2004

CIBC World Markets

Needham & Company, Inc.

Friedman Billings Ramsey

ThinkEquity Partners LLC

You should rely only on information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by us in connection with the sale of the common stock being registered, other than the underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee	$7,577
NASD filing fee	6,480
Nasdaq National Market listing fee	100,000
Accounting fees and expenses	500,000
Legal fees and expenses	970,000
Blue Sky fees and expenses	15,000
Transfer agent fees	3,500
Printing and engraving expenses	100,000
Miscellaneous	22,443

Total	$1,725,000

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a Delaware corporation to indemnify its present and former directors and officers under certain conditions. Article Seventh of our certificate of incorporation provides that we shall indemnify each person who at any time is, or shall have been, one of our directors or officers and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers, or is or was serving at our request as a director, officer, trustee of, or in similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the Delaware General Corporation Law, as currently in effect or amended in the future. No amendment to or repeal of the provisions of Article Seventh of our certificate of incorporation shall deprive a director or officer of the benefit of those Articles with respect to any act or failure occurring prior to such amendment or repeal.

Section 102(b)(7) of the Delaware General Corporation Law authorizes a Delaware corporation to adopt a charter provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for breach of fiduciary duty as directors, provided that the provision may not eliminate or limit the liability of directors for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Article Ninth of our certificate of incorporation provides that, to the maximum extent permitted by the Delaware General Corporation Law, none of our directors shall be personally liable to us or to any of our stockholders for monetary damages arising out of that director’s breach of fiduciary duty as one of our directors. No amendment to or repeal of the provisions of Article Ninth shall apply to or have any effect on the liability or the alleged liability of any of our directors with respect to any act or failure to act of that director occurring before the amendment or repeal. A principal effect of Article Ninth is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described above.

Section 145 of the Delaware General Corporation Law also authorizes a Delaware corporation to obtain insurance on behalf of its directors and officers against liability incurred by them in those capacities. We have procured a directors’ and officers’ liability and company reimbursement liability insurance policy that insures (a) our directors and officers against losses, above a deductible amount, arising from specified types of claims made against them by reason of enumerated acts done or attempted by our directors or officers and (b) us against losses, above a deductible amount, arising from any of the specified types of claims, but only if we are required or permitted to indemnify our directors or officers for those losses under statutory or common law or under provisions of our certificate of incorporation or by-laws.

The preceding discussion gives effect to amendments of our certificate of incorporation and by-laws that will become effective upon completion of the offering contemplated by this Registration Statement.

Please also see section 5 of the underwriting agreement relating to the offering, filed as Exhibit 1.1 to this Registration Statement, for indemnification arrangements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities

Since June 10, 2001, we have issued and sold unregistered securities as described below.

From June 10, 2001 through the date of this registration statement, we issued options to purchase a total of 1,850,686 shares of our common stock to our employees and options to purchase 324,500 shares of our common stock to our directors, advisors and consultants.

From June 10, 2001 through the date of this registration statement, we issued and sold an aggregate of 137,851 shares of common stock to our employees, directors, advisors and consultants upon exercise of options previously granted to them, at per share prices ranging from approximately $0.24 to $7.00. We realized aggregate proceeds of $69,037.87 from these sales.

On December 14, 2001, we issued and sold an aggregate of 3,451,792 shares of Series E Convertible Preferred Stock to eleven accredited investors for proceeds of $9,952,897.05 or $2.8834 per share.

On February 12, 2002, we issued and sold an aggregate of 2,387,202 shares of Series E Convertible Preferred Stock to six accredited investors for proceeds of $6,883,258.25 or $2.8834 per share.

On January 29, 2004, we issued and sold an aggregate of 2,147,802 shares of Series F Convertible Preferred Stock to nine accredited investors, for proceeds of $8,063,426.47 or $3.754269 per share.

On January 30, 2004, we issued and sold an aggregate of 466,134 shares of Series F Convertible Preferred Stock to three accredited investors for proceeds of $1,749,992.43 or $3.754269 per share.

On February 9, 2004, we issued and sold an aggregate of 870,913 shares of Series F Convertible Preferred Stock to sixteen accredited investors for proceeds of $3,269,641.68 or $3.754269 per share.

Each of the sales described above was completed without registration under the Securities Act in reliance upon one or more of the following exemptions:

•	Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated under the Securities Act for transactions not involving a public offering; or

•	Rule 701 promulgated under the Securities Act with respect to certain of the options and common stock issued to our employees, directors, advisors and consultants.

None of the sales of the securities we issued have involved the use of an underwriter, and no commissions were paid in connection with the sale of any of the securities we issued.

Item 16.	Exhibits and Financial Schedules

(a)     Exhibits

Exhibit No.	Description

**1.1	Form of Underwriting Agreement
**3.1	Sixth Amended and Restated Certificate of Incorporation of Color Kinetics Incorporated
**3.2	Proposed form of Seventh Amended and Restated Certificate of Incorporation of Color Kinetics Incorporated (to become effective as of the closing of the offering)
**3.3	First Amended and Restated By-Laws of Color Kinetics Incorporated
**3.4	Proposed form of Second Amended and Restated By-Laws of Color Kinetics Incorporated (to become effective as of the closing of the offering)
**3.5	Certificate of Amendment to Certificate of Incorporation of Color Kinetics Incorporated, effective as of May 28, 2004
**4.1	Specimen certificate for common stock of Color Kinetics Incorporated
**5.1	Opinion of Foley Hoag LLP
**10.1	1998 Incentive and Non-Statutory Stock Option Plan
**10.2	Form of 2004 Employee Stock Purchase Plan to become effective as of the commencement of the offering
**10.3	Form of 2004 Stock Incentive Plan to become effective as of the commencement of the offering
**10.4	Fourth Amended and Restated Registration Rights Agreement by and among Color Kinetics Incorporated and the holders of Color Kinetics Incorporated’s Series A, Series B, Series C, Series D, Series D-1, Series E and Series F Convertible Preferred Stock, dated as of January 29, 2004
**10.5	Lease Agreement by and between Color Kinetics Incorporated and RAK Old South Associates Limited Partnership, dated as of April 25, 2000
**10.6	Letter from registrant to RAK Group, LLC exercising option to lease additional space, dated June 28, 2000
**10.7	Storage Space Lease Agreement by and between Color Kinetics Incorporated and RAK Old South Associates Limited Partnership, dated April 25, 2000
**10.8	Sublease Agreement by and between Color Kinetics Incorporated and SmartBargains, Inc., dated as of September 24, 2002
**10.9	First Amendment to Sublease Agreement by and between Color Kinetics Incorporated and SmartBargains, Inc., dated as of October 30, 2002
**10.10	Lease by and between Color Kinetics Incorporated and Shenzhen Talfook Chong Industrial Co., LTD dated December 8, 2003
**10.11	Letter from registrant to William J. Sims dated September 14, 2001, stating terms of employment
**10.12	Loan and Security Agreement by and between Color Kinetics Incorporated and Silicon Valley Bank dated September 2, 2003
**10.13	Letter agreement by and between Color Kinetics Incorporated and William J. Sims, dated September 14, 2001
**10.14	Letter agreement by and between Color Kinetics Incorporated and Kevin J. Dowling, dated April 2, 2001
**10.15	Letter agreement by and between Color Kinetics Incorporated and David Johnson, dated April 2, 2001
**10.16	Letter agreement by and between Color Kinetics Incorporated and Ihor Lys, dated April 2, 2001
**10.17	Letter agreement by and between Color Kinetics Incorporated and Fritz Morgan, dated April 2, 2001
**10.18	Letter agreement by and between Color Kinetics Incorporated and George Mueller, dated April 2, 2001
**10.19	Letter agreement by and between Color Kinetics Incorporated and Kathryn Pattison, dated April 2, 2001

Exhibit No.	Description

**10.20	Joint Venture Agreement by and between Color Kinetics Incorporated, Yamagiwa Corporation, ALS Incorporated and Color Kinetics Japan Incorporated, dated as of April 2, 2001
**10.21	Letter Agreement dated December 14, 2001 among Color Kinetics Incorporated, Elizabeth Allison and Graham Allison
**10.22	Letter Agreement dated April 5, 2004 among Color Kinetics Incorporated, Elizabeth Allison and Graham Allison
**21.1	List of Subsidiaries
23.1	Consent of Registered Independent Public Accounting Firm — Deloitte & Touche LLP
**23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)
**24.1	Power of Attorney

**	Previously filed.

(b)     Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in our financial statements and related notes.

Item 17.	Undertakings

We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in denominations and registered in names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons of the registrant in the successful defense of any action, suit or proceeding) is asserted by our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

We undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus we filed pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, Color Kinetics Incorporated has duly caused this Amendment No. 6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, as of June 22, 2004.

COLOR KINETICS INCORPORATED

By:	/s/ DAVID K. JOHNSON

David K. Johnson
Chief Financial Officer

In accordance with the requirements of the Securities Act of 1933, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the indicated capacities as of June 22, 2004.

Signature	Title

* George G. Mueller	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ DAVID K. JOHNSON David K. Johnson	Chief Financial Officer, Vice President, Finance and Treasurer (Principal Financial and Accounting Officer)

* William J. Sims	President, Chief Operating Officer and Director

* Noubar B. Afeyan	Director

Signature		Title

* Elisabeth Allison		Director

* Garo H. Armen		Director

* Michael Hawley		Director

* James F. O’Connor		Director

*By	/s/ DAVID K. JOHNSON David K. Johnson Attorney-in-fact